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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carl Zeiss Meditec

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

FILE NO. 82- 34817

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 1/19/07

Annual Report 2005/2006






ZEISS



9-30-06
AR/S

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ZEISS

CARL ZEISS MEDITEC

Facts and figures financial year 2005/2006


Content „Carl Zeiss
Meditec: focusing
on the future, today"


Bookmarks
Content
„Facts and figures"

4 **Foreword by the Management Board**

6 **The Carl Zeiss Meditec share**

13 **Single-entity financial statements (HGB) of Carl Zeiss Meditec AG, Jena, financial year 2005/2006 – Summary**

14 **Consolidated financial statements of Carl Zeiss Meditec AG (IFRS) 2005/2006**

15 Consolidated management report for financial year 2005/2006

51 Consolidated income statement (IFRS)

52 Consolidated balance sheet (IFRS)

54 Consolidated cash flow statement (IFRS)

55 Consolidated statement of changes in equity (IFRS)

56 Notes to the consolidated financial statements for financial year 2005/2006

116 Auditor's report

118 **Report of the Supervisory Board**

126 **Corporate Governance at Carl Zeiss Meditec**

136 **Corporate Governance declaration**

137 **Executive bodies of the Company**

140 **Glossary of financial terms**

142 **Index**

145 **Financial and event calendars and contact information**


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„Facts and figures"

Financial year 2005/2006

Key results at a glance

- Profitable growth thanks to innovative products and strong global sales
- Carl Zeiss Surgical take-over successfully completed: strengthening of ophthalmology business and entry into the growth market for neuro / ENT surgery

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Business development

(Unless specified otherwise, figures in € '000)	Financial year 2005/2006	Financial year 2004/2005	Change
Consolidated revenue	390,563	323,672	+20.7%
Gross margin	*47.0%*	*47.0%*	*±0.0% pts*
EBITDA	58,851	44,852	+31.2%
EBITDA margin	*15.1%*	*13.9%*	*+1.2% pts*
EBIT	48,086	35,734	+34.6%
EBIT margin	*12.3%*	*11.0%*	*+1.3% pts*
Net income after minority interest	26,688	16,323	+63.5%
Return on sales	*6.8%*	*5.0%*	*+1.8% pts*
Earnings per share	*€ 0.82*	*€ 0.54*	+51.9%

	30.09.2006	30.09.2005	Change
Net cash	24,578	14,030	+75.2%
Trade receivables	58,693	55,384	+6.0%
Inventories	56,345	54,036	+4.3%
Days of sales outstanding (DSO)	*60.7 days*	*68.1 days*	*-10.9%*
Net working capital	*43,385*	*38,726*	*+12.0%*
Total liabilities	154,267	146,752	+5.1%
Net debt	*70,604*	*79,518*	*-11.2%*
Equity ratio	*60.2%*	*59.9%*	*+0.3% pts*

	Financial year 2005/2006	Financial year 2004/2005	Change
Cash flow from operating activities	42,869	38,431	+11.5%
Cash flow / sales	*11.0%*	*11.9%*	*-0.9% pts*
Cash flow per share	*€ 1.32*	*€ 1.27*	*+3.9%*

Foreword by the Management Board

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Dear Shareholders,
Ladies and Gentlemen,

The financial year 2005/2006 was an important and again very successful chapter in Carl Zeiss Meditec's corporate history. Our innovative products and a strong global distribution organisation form the basis of a clear strategy that aims at increasing our enterprise value. Together, these factors ensured that we continued our profitable growth. In addition, the acquisition of Carl Zeiss Surgical laid important foundations for securing the Company's future. As a result, our future success will be based not only on ophthalmology but also on a second strong foothold, namely neuro / ear, nose and throat surgery.

The success of the past financial year is clearly evident from the economic development of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec"). At € 390.6 million, the consolidated revenue generated in financial year 2005/2006 was up by more than 20% year-on-year (previous year: € 323.7 million). Organic growth of revenue amounted to 13.7% and thus exceeded market growth of about 10%. We also succeeded in increasing our profitability from operations to an even greater extent than consolidated revenue. Earnings before interest and taxes ("EBIT") rose by 34.6% year-on-year to € 48.1 million (previous year: € 35.7 million). Consolidated net income after minority interest climbed by 63.5% to € 26.7 million (previous year: € 16.3 million) and cash flow from operating activities increased by 11.5%, from € 38.4 million in financial year 2004/2005 to € 42.9 million.

As a result of this positive economic development we are able to continue our dividend policy this year, too. We are therefore delighted that the Supervisory Board and Management Board can propose to you, dear Shareholders, the payment of a dividend of € 0.14 per share for financial year 2005/2006. In keeping with our basic principle, that guided the acquisition of Carl Zeiss Surgical, of fair and equal treatment of all shareholders of the Company, this planned dividend payment already extends to the around 48.8 million new shares issued in October and November 2006.

As in the past, we have also made every endeavour in financial year 2005/2006 to further expand our leading position as a solutions provider and innovation leader. A number of our development projects were concerned with the applicative and technical advancement of our existing product portfolio. We also achieved significant progress in the development of new products and the application of new technologies. We will also continue in future to focus our research and development activities on providing our customers – doctors and clinics all over the world – with solutions that help them to make their work even more efficient and safer, while also enabling a better quality of the treatment result.

The most important strategic project of the financial year was the merger of Carl Zeiss Surgical GmbH, Oberkochen, Germany, and Carl Zeiss Surgical Inc., Dublin, USA (together referred to as "Carl Zeiss Surgical") with Carl Zeiss Meditec. After a few individual shareholders – in opposition to a vote of 99.8% of the share capital present at the Annual General Meeting 2006 – obstructed the implementation of the resolution of the Annual General Meeting and thus the conclusion of the transaction for almost seven months, the planned acquisition was finally completed in November 2006. We see this as an endorsement by an overwhelming majority of our shareholders of our proposed

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Ulrich Krauss
Dipl. Kaufmann;
President and CEO



Bernd Hirsch
Dipl. Kaufmann;
Member of the
Management Board



James L. Taylor
BS, MBA;
Member of the
Management Board

strategic orientation and will devote all our strength to fulfilling this mission in future.

The capital increase, which formed the basis for the acquisition of Carl Zeiss Surgical, was, as stated above, completed extremely successfully at the beginning of November 2006. 99.9% of the shares offered were subscribed by the shareholders of Carl Zeiss Meditec during the subscription period. This and the encouraging development of the share price since the announcement of the capital increase prove, in our opinion, that the capital market supports this transaction. The capital increase was accompanied by the usual intensive and extensive investor relations work.

We consider Carl Zeiss Meditec to be well equipped for the future. The acquisition of Carl Zeiss Surgical has transformed us from what was once a specialist in ophthalmology to an integrated medical technology provider; the Company's market capitalisation has also increased to a value six times higher than four years ago. We aim to secure and further expand our profitable growth on this significantly broader basis, to consolidate our market position vis-à-vis competitors and to increase our attractiveness to customers and cooperation partners as a stable, long-term partner. The further expansion of our solutions offering and the systematic development of new markets and segments will bring us additional growth and earnings opportunities, thus creating an even more stable basis for the future of the Company.

The Management Board would like to thank the entire staff, also on behalf of the Supervisory Board, for their initiative, commitment and achievements in financial year 2005/2006. We are confident that the skills, enthusiasm and energy of our employees will also help us to successfully overcome the challenges of the future.

We hope you enjoy reading this Annual Report. We invite you to accompany us on our journey into the future and look forward to hearing any comments or feedback you may have.

Yours sincerely,

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the
Management Board

James L. Taylor
Member of the
Management Board

The Carl Zeiss Meditec share

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„Facts and figures"

Page
6 General capital market performance
6 Carl Zeiss Meditec shares outperform DAX, MDAX and TecDAX indices
7 Placement on the TecDAX index list has improved
9 The Carl Zeiss Meditec share as seen by the capital market
12 Outlook

General capital market performance[1]

At the beginning of May 2006, inflationary and interest concerns emanating from the USA triggered a massive correction on European stock markets. The small and mid caps segment was particularly affected by this, across all industries. Following a period of several years with good, above-average share price growth in this segment, the strong selling impulse led to massive share price losses in some cases.

Nevertheless, by November 2006 the market as a whole has recovered again and the German lead index ("DAX") has again reached the benchmark of 6,000 points. Among the world's biggest stock markets, in autumn 2006 the German market achieved one of the top positions with an increase of almost 4%. Data for the national economy as a whole supports this development. Overall, the moderate easing of oil prices and the lateral movement of interest rates and the Euro-US dollar exchange rate provided for a friendly climate on the share markets.[2]

Carl Zeiss Meditec shares outperform DAX, MDAX and TecDAX indices

At the beginning of 2006 the Carl Zeiss Meditec shares, carried by the positive market mood and the capital market's support for the acquisition of Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. (together referred to as "Carl Zeiss Surgical"), managed to outperform the market in some cases by far. Towards the middle of the year, the correction on the European share markets in May 2006 and the temporary blocking of the acquisition of Carl Zeiss Surgical led to a decrease of the price of Carl Zeiss Meditec's shares. However, since around the start of September 2006 it was again able to record price gains. The growth in the value of our share at the end of the period under consideration (30 November 2006) exceeded the development of the comparative indices. Overall, in the period from 1 October 2005 to 30 November 2006, the Carl Zeiss Meditec shares increased its value by 25.7%. It thus developed better than Germany's three comparative indices DAX, MDAX and TecDAX, which grew by 24.1%, 23.3% and 2.4%, respectively, during the same period. In this way, the performance of the Carl Zeiss Meditec share was able to benefit from what, at the end of 2006, was a much improved environment on the capital markets. At the same time, investors are rewarding the potential that has arisen from the acquisition of Carl Zeiss Surgical for the Company's further development, as well as the profitable growth course of Carl Zeiss Meditec.

1 Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2006 "The Situation of the Global and German Economies in Autumn 2006", 23.10.06, Berlin
2 Sal. Oppenheim: Monthly report October 2006, 14.11.2006, Cologne


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Figure 1: Relative performance of Carl Zeiss Meditec shares[3] compared to the DAX and TecDAX indices (1 October 2005 to 30 November 2006)[4]


Carl Zeiss Meditec: +25.7%
DAX: +24.1%
MDAX: +23.3%
TecDAX: +12.4%


160.0%
150.0%
140.0%
130.0%
120.0%
110.0%
100.0%
90.0%
80.0%
01.10.05
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30.11.06

Placement on the TecDAX index list has improved

One of the strategic goals of our investor relations activities is Carl Zeiss Meditec's inclusion in the technology index TecDAX of Deutsche Börse. Two main criteria must be met for this: A placement of at least position 35 must be reached on the index of Deutsche Börse regarding the free float market capitalisation and the trading volumes[5] in the share. We have already met the criterion concerning the market capitalisation of the free float, with regard to the trading volumes we have been able to make a good progress. The combined capital increase against contributions in kind and in cash[6] by which we acquired Carl Zeiss Surgical, enabled us to significantly improve our position for the free float market capitalisation: In November 2006 we reached position no. 18 on the corresponding index list, while in September 2006 we were still no. 30. The trading volumes in Carl Zeiss Meditec shares also rose substantially. Figures here improved from an average of about € 323,600[7] per trading day in financial year 2004/2005 to an average of about € 537,900[7] per trading day in financial year 2005/2006. In the period from 1 October 2005 to 30 November 2006, we were again able to significantly increase the average volume

3 For reasons of consistency, the performance of the Carl Zeiss Meditec shares was corrected for the (theoretical) value of the subscription rights for the entire period under consideration. The subscription rights arise from the capital increase with subscription rights of Carl Zeiss Meditec in the context of the acquisition of Carl Zeiss Surgical.

4 Source: FactSet

5 Volume of shares traded on the XETRA trading platform and on the Frankfurt Stock Exchange, cumulated over 12 months

6 Structured as a capital increase by subscription rights

7 Trading volumes of Carl Zeiss Meditec shares on the XETRA trading platform

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: the success story continues – Sales and earnings in financial year 2005/2006

Revenue increase by 20.7% year-on-year to EUR 390.6 million - EBIT at EUR 48.1 million (+ 34.6% compared to previous year) – Earnings jump by 63.5% to EUR 26.7 million – Dividend of EUR 0.14 per share planned - Carl Zeiss Surgical transaction successfully concluded

Jena, 13 December 2006 - Carl Zeiss Meditec AG (ISIN DE0005313704) generated consolidated revenue of EUR 390.6 million in financial year 2005/2006 (ending 30 September 2006). This corresponds to an increase of 20.7% over the previous year (EUR 323.7 million). In organic terms - in other words, adjusted for acquisitions and currency effects - consolidated revenue improved by 13.7%. Earnings before interest and tax (EBIT) increased by 34.6%, from EUR 35.7 million in financial year 2004/2005 to EUR 48.1 million in financial year 2005/2006. The company's profits thus again grew at a faster rate than sales. Compared to the previous year (EUR 16.3 million), consolidated net income increased by 63.5% to EUR 26.7 million. Earnings per share climbed by 51.9% to EUR 0.82 (previous year: EUR 0.54). This was disclosed in the annual financial statements as of 30 September 2006, published today by the medical technology company, which is listed on the Prime Standard of the German stock exchange.

"The year just ended was the most successful financial year in Carl Zeiss Meditec's corporate history. Based on this again very positive development we will propose to the Annual General Meeting the payment of a dividend of EUR 0.14 per share. This dividend payment shall also apply to the new shares issued in November 2006," said Ulrich Krauss, President and CEO.

Carl Zeiss Meditec generated more than two thirds (68.1%) of its consolidated revenue with diagnostic equipment for ophthalmic diseases. In financial year 2005/2006, consolidated revenue in this area increased by 18.8% year-on-year to EUR 266.0 million (previous year: EUR 223.8 million). Significant drivers of this positive sales trend were the IOLMaster®, STRATUSOCT™ and VISUCAM PRO NM™, the fundus camera launched at the beginning of the financial year. The Laser and IOL business segment accounted for 25.1% of consolidated revenue (previous year: 24.0%).

Press Release


ZEISS
CARL ZEISS MEDITEC

Revenue here increased by 26.0% to EUR 97.9 million (previous year: EUR 77.7 million). This was mainly attributable to the good volume sales of laser systems, such as the MEL 80™ and the VISULAS™ 532s for treating retinal diseases. The business with intraocular lenses and consumables for ophthalmic surgery acquired last year also contributed to this growth. Sales in the Service business segment increased by 20.6% year-on-year from EUR 22.2 million to EUR 26.7 million. This corresponds to a 6.8% share in the Group's total revenue (previous year: 6.9%).

The Americas, focussing on the United States, generated almost half of the revenue (43.7%) and thus continued to be Carl Zeiss Meditec's top sales region. Revenue there rose 25.4% to EUR 170.5 million (previous year: EUR 136.0 million). In the Asia/Pacific region, particularly the encouraging development of sales of diagnostic and refractive laser systems contributed to a revenue increase of 15.6% to EUR 100.2 million (previous year: EUR 86.7 million). Overall, Carl Zeiss Meditec generated 25.6% of its consolidated revenue in this region (previous year: 26.8%). Consolidated revenue in the EMEA region (Europe, Middle East and Africa) increased by almost a quarter (23.6%) in financial year 2005/2006 to EUR 100.2 million. The main sales drivers here were the STRATUSOCT™ and IOLMaster®. Additionally, the take-over of the direct sales organisation in France as of 1 May 2006 and the merely proportionate consideration of Ioltech, which was acquired the previous year, also contributed to the significant sales increase. The EMEA region's share in consolidated revenue remained almost unchanged at 25.7% (previous year: 25.1%). The continued discussion on the health care reform in Germany led to a persistent reluctance to invest. This was the main reason, consolidated revenue in Germany declined slightly year-on-year to EUR 19.6 million (previous year: EUR 19.9 million). Germany's share in consolidated revenue was 5.0% in financial year 2005/2006 (previous year: 6.1%).

As a result of the encouraging development of business, cash flow from operating activities increased from EUR 38.4 million to EUR 42.9 million. Carl Zeiss Meditec's equity ratio improved again from 59.9% to 60.2%.

At the end of financial year 2005/2006 on 30 September 2006 the Jena-based medical technology provider had a total of 1,292 employees (previous year: 1,207) and 14 trainees (previous year: 15) worldwide.

Press Release


ZEISS
CARL ZEISS MEDITEC

"We continued to consistently and successfully implement our strategy during the past financial year. Completing the acquisition of Carl Zeiss Surgical in the first few months of the new financial year was also an important milestone for the Company's further development," said Ulrich Krauss.

After successfully defending itself against the claims of individual shareholders, Carl Zeiss Meditec acquired Carl Zeiss Surgical in November 2006. The acquisition took the form of a combined capital increase against contributions in cash and in kind. Due to the capital increase, Carl Zeiss Meditec's share capital rose by around EUR 48.8 million, from around EUR 32.5 million, composed of as many no-par value shares, to around EUR 81.3 million, composed of around 81.3 million no-par value shares. The appointed date for the first-time consolidation is 1 November 2006.

"We intend to continue our successful growth trend in future. By doing so, we want to secure the profitable growth we have already achieved to date, to further expand our market position with regard to competitors and to further enhance our attractiveness as a partner for our customers – hospitals and doctors all over the world," says Ulrich Krauss.

Carl Zeiss Meditec prepared its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRSs) for the first time in financial year 2005/2006.


ZEISS
CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE0005313704) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognised as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL 80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The acquisition of Carl Zeiss Surgical further supplements the ophthalmic surgery product portfolio and opens up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the world's leading provider of visualisation solutions in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH and Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec Inc. and Carl Zeiss Surgical Inc.), in Japan (Carl Zeiss Meditec Co., Ltd.), Spain (Carl Zeiss Meditec Iberia S.A.) and France (Ioltech S.A., Carl Zeiss Meditec France SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Pressemitteilung

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traded per day. It rose to an average of about € 773,000[7], thus successfully implementing a key objective of Carl Zeiss Meditec's investor relations work.

The following two charts show the development of Carl Zeiss Meditec's position on the TecDAX lists of Deutsche Börse and the development of the XETRA trading volume in Carl Zeiss Meditec shares.

Page
6 General capital market performance
6 Carl Zeiss Meditec shares outperform DAX, MDAX and TecDAX indices
7 **Placement on the TecDAX index list has improved**
9 **The Carl Zeiss Meditec share as seen by the capital market**
12 Outlook

Figure 2: Development of Carl Zeiss Meditec's position on the TecDAX lists of Deutsche Börse, shown by market capitalisation of the free float and trading volumes[5] in the share[8]


Position on index list
5
10
15
20
25
30
35
40
45
50
Market capitalisation of free float
18
18
30
30
30
32
32
32
TecDAX main criteria (min. position no. 35)
37
39
37
41
45
47
Trading volumes of Carl Zeiss Meditec shares
May 2006
June 2006
July 2006
August 2006
September 2006
October 2006
November 2006

5 Volume of shares traded on the XETRA trading platform and on the Frankfurt Stock Exchange, cumulated over 12 months
7 Trading volumes of Carl Zeiss Meditec shares on the XETRA trading platform
8 Index lists of Deutsche Börse: TecDAX Ranking

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Figure 3: Development of the XETRA trading volume in Carl Zeiss Meditec shares (in no. of shares)[9] traded per trading day


800
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100
0
■ Carl Zeiss Meditec share (XETRA)
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30.11.06

The Carl Zeiss Meditec share as seen by the capital market

Research coverage by 15 analysts

Numerous German and international financial analysts, particularly in Germany and the UK, pay close attention to the Carl Zeiss Meditec share. Currently, 15 analysts regularly publish studies and commentaries on the Company's current development and make recommendations. Based on Carl Zeiss Meditec's economic development and on the Company's good growth prospects following the acquisition of Carl Zeiss Surgical, the ratings at the end of financial year 2005/2006 were positive: Four studies recommended to "hold", while eleven studies recommended "buy". You can find an up-to-date overview of the current evaluations of the individual analysts on the Carl Zeiss Meditec website at www.meditec.zeiss.com.

Regular dialogue with the capital markets

We further intensified our investor relations work during the financial year 2005/2006. At two analyst conferences we provided information on the annual results for 2004/2005 and on the results for the first half of 2005/2006. Two telephone conferences with Management

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Page

6 General capital market performance
6 Carl Zeiss Meditec shares outperform DAX, MDAX and TecDAX indices
7 Placement on the TecDAX index list has improved
9 The Carl Zeiss Meditec share as seen by the capital market
12 Outlook

Board members Ulrich Krauss and Bernd Hirsch offered many analysts and investors the opportunity to obtain detailed information on the 3 and 9 Month Reports 2005/2006.

The core elements of our investor relations work during financial year 2005/2006 related to the acquisition of Carl Zeiss Surgical and the associated capital increase with subscription rights. We kept analysts and investors continuously and promptly informed of the ongoing development of this transaction in person, by telephone or by e-mail. It was very important to us that our shareholders could clearly understand all aspects of our Company's largest acquisition so far. The transaction structure chosen supported this: From the beginning, it was our objective to guarantee maximum transparency and fairness for all of our shareholders.

At numerous roadshows, some of them to accompany the transaction, Carl Zeiss Meditec's management kept both German and foreign investors informed on the Company's performance and of its planned acquisition of Carl Zeiss Surgical and the resulting effects for Carl Zeiss Meditec. These roadshows brought us to Germany, the UK, France and Scandinavia.

In keeping with our self-image, which espouses a transparent and fair communication policy, we have made the information and presentations provided at these events accessible on our website to anyone who is interested in viewing them.

In addition to the activities described above, there were many various telephone conferences and company visits that helped to give investors and analysts a greater understanding of the Company.

Annual General Meeting: Lively interest from shareholders

Carl Zeiss Meditec's Annual General Meeting 2006 was a highlight of our investor relations work. On 10 March 2006, more than 400 shareholders used the opportunity to find out more about the development of their company. The content of the AGM, which lasted around 10 hours, centred on the planned acquisition of Carl Zeiss Surgical by Carl Zeiss Meditec. 99.8% (including 98.5% of the free float) of the share capital represented at the AGM – an overwhelming majority of our shareholders – approved the transaction. Nevertheless, the formal conclusion of this transaction was delayed by about seven months by petitions from a number of shareholders. You will find further information on this in the consolidated management report accompanying the 2005/2006 annual financial statements. The participants of the AGM also showed great interest in our product innovations. Many shareholders took the opportunity to gain information about the latest technical developments. Our product specialists informed shareholders in detail about the treatment possibilities of modern ophthalmology, and in relation to neuro/ENT surgery.

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Table 1: Carl Zeiss Meditec shares: Key figures

Trading segment	**Prime Standard**
Price development:	
Share price at the beginning of financial year 2005/2006[10]	€ 15.63
Share price at the end of financial year 2005/2006[10]	€ 18.50
Share price on 30.11.2006[10]	€ 14.35 (corresponds to € 20.73 on a comparable basis to the other price information in this table)
Highest share price in financial year 2005/2006[10]	€ 23.75
Lowest share price in financial year 2005/2006[10]	€ 14.60
Capital measure:	
Share capital increase through a combined capital increase against contributions in cash and in kind by approximately € 48.8 million, of which: · Approx. € 31.7 million were subscribed by Carl Zeiss AG and Carl Zeiss Inc. · Approx. € 17.1 million were subscribed by free float shareholders	
Shareholder structure (before and after capital increase)	
Free float	35 %
Carl Zeiss AG	65 %
Management Board and Supervisory Board of Carl Zeiss Meditec AG	<0.01 %
Evaluation:	
Market capitalisation of total share capital as of 30.11.2006[10]	€ 1,167 million
Market capitalisation of free float share capital as of 30.11.2006[10]	€ 408 million
Designated sponsors:	Commerzbank, Close Brothers Seydler, Morgan Stanley, Sal. Oppenheim

10 Closing prices of Carl Zeiss Meditec shares on the XETRA trading platform


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Page
6 General capital market performance
6 Carl Zeiss Meditec shares outperform DAX, MDAX and TecDAX indices
7 Placement on the TecDAX index list has improved
9 **The Carl Zeiss Meditec share as seen by the capital market**
12 **Outlook**

As we did last year, we would like to pay a dividend to our shareholders to allow them to share in the success of our Company. For financial year 2005/2006, the Management Board and Supervisory Board will therefore propose a dividend payment of € 0.14 per share to the Annual General Meeting. This dividend will be paid for all of the approx. 81.3 million shares that Carl Zeiss Meditec has issued. This means that the approx. 48.8 million new shares arising from the capital increase of October/November 2006 also attract dividend payments. This once again underscores our efforts to earn a substantial growth in value from which all of our shareholders can benefit.

Figure 4: Selected key data relating to Carl Zeiss Meditec shares

	Financial year 2005/2006	Financial year 2004/2005
Earnings per share	**€ 0.82**	€ 0.54
Cash flow per share	**€ 1.32**	€ 1.27
Dividend per share	**€ 0.14**	€ 0.16

(The dividend shown for financial year 2005/2006 corresponds to the proposal for utilisation of net retained profits by the Management and Supervisory Boards to the Annual General Meeting 2007.)

Outlook

Our primary objective continues to be maintaining open, consistent and fair communication with analysts and investors. In financial year 2006/2007 we intend to further expand the scope of our investor relations activities. In so doing, we hope to further promote the attractiveness of the Carl Zeiss Meditec share as an investment that unites both growth and stability.

Single-entity financial statements (HGB) of Carl Zeiss Meditec AG, Jena, financial year 2005/2006 – Summary

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The complete annual financial statements of Carl Zeiss Meditec AG, Jena, in accordance with the German Commercial Code (HGB), including the unqualified audit certificate, will be available for downloading from the Carl Zeiss Meditec Website www.meditec.zeiss.com/ir. Alternatively, it may also be requested in written form as an offprint from Carl Zeiss Meditec AG.

Table: Overview of key items in the single-entity financial statements (in € '000)

Income statement	Financial year 2005/2006	Financial year 2004/2005	Change
Sales	**142,667**	**122,186**	+16.8%
Gross profit from sales	48,964	43,139	+13.5%
Result from ordinary activities	**10,486**	**7,294**	**+43.3%**
Net income / loss for the year	**9,051**	**7,167**	**+26.3%**
Retained profits brought forward	20,240	13,073	+54.8%
Net retained profit	**24,087**	**20,240**	**+19.0%**

Balance sheet	30.09.2006	30.09.2005	Change
Fixed assets	246,020	243,943	+0.9%
Current assets	45,538	42,955	+0.6%
thereof: Trade accounts receivable	*5,651*	*7,601*	*-25.7%*
thereof: Cash and cash equivalents	*5,007*	*1,523*	*+228.8%*
Shareholders' equity	260,673	256,825	+1.5%
Liabilities	15,566	16,214	-22.5%
Balance sheet total	**291,670**	**287,043**	**+1.6%**

Proposal for the utilisation of net retained profits by the Management Board for financial year 2005/2006

Financial year 2005/2006 closes with net income of € 9,051,104.85. The Management Board proposes utilising the net retained profits of € 24,087,609.73 for financial year 2005/2006 as follows:

- Payment of a dividend of € 0.14 per no-par value share for 82,309,610 no-par value shares: € 11,383,345.40
- Carryforward of residual profit to new account: € 12,704,264.33

Consolidated financial statements of Carl Zeiss Meditec AG (IFRS) 2005/2006

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15 Consolidated management report for financial year 2005/2006

15 1. Executive summary

17 2. Structure of the consolidated financial statements

18 3. Business report

35 4. Research and development report

36 5. Supplementary report

38 6. Remuneration report

41 7. Risk report

47 8. Forecast report

50 9. Closing statement on the dependent company report

51 Consolidated income statement (IFRS)

52 Consolidated balance sheet (IFRS)

54 Consolidated cash flow statement (IFRS)

55 Consolidated statement of changes in equity (IFRS)

56 Notes to the consolidated financial statements for financial year 2005/2006

116 Auditor's report

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Consolidated management report for financial year 2005/2006[1]

1. Executive summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Company", the "Group"). In financial year 2005/2006 this consisted of the operating companies Carl Zeiss Meditec Inc., Dublin, USA, Ioltech S.A., La Rochelle, France, Carl Zeiss Meditec Co. Ltd., Tokyo, Japan, Carl Zeiss Meditec France S.A.S., Le Pecq, France and Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany. To these are added the administrative and holding companies Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH, Jena, Germany and Atlantic S.A.S., Le Pecq, France. The following chart illustrates the subsidiary structure of the Carl Zeiss Meditec Group as of 30 September 2006.

Figure 1: Subsidiary structure of the Carl Zeiss Meditec Group as of 30 September 2006


Free float
Carl Zeiss AG
Oberkochen, Germany
Carl Zeiss Inc.
Thornwood, USA
Carl Zeiss Meditec AG
Jena, Germany
Carl Zeiss Meditec Inc.
Dublin, USA
Carl Zeiss Meditec Co. Ltd.
Tokyo, Japan
Carl Zeiss Meditec Systems GmbH
Pirmasens, Germany
Carl Zeiss Meditec Asset Management
Verwaltungsgesellschaft mbH
Jena, Germany
Atlantic S.A.S.
Le Pecq, France
Ioltech S.A.
La Rochelle, France
Other subsidiaries
Carl Zeiss Meditec France S.A.S.
Le Pecq, France

1 The consolidated financial statements of Carl Zeiss Meditec AG for financial year 2004/2005 were prepared in accordance with US American Generally Accepted Accounting Principles ("US GAAP"). The consolidated financial statements of Carl Zeiss Meditec for financial year 2005/2006 switched to the International Financial Reporting Standards ("IFRS"). In line with the applicable IFRS principles that must be used, this changeover also incorporates the consolidated financial statements of Carl Zeiss Meditec for financial year 2004/2005. Due to differences in the balance sheet treatment of certain matters, individual items of the 2004/2005 consolidated financial statements according to IFRS may deviate from the corresponding items of the 2004/2005 consolidated financial statements according to US GAAP. You will find further details on this in the section "2. Structure of the consolidated financial statements" in the consolidated management report and "(1) (b) Basis of presentation" in the notes to the consolidated statements.

This Management report contains certain forward-looking statements. Forward-looking statements are all statements contained in this Management report that do not relate to historical facts or events, including information regarding the future net worth, financial position and results of operations of the Carl Zeiss Meditec Group, its strategy, plans, expectations and goals, as well as future developments and possible regulatory changes in its existing or anticipated markets. These forward-looking statements are based on the Company's current estimate, to the best of its knowledge, of its future prospects and financial development. Words such as "anticipate", "assume", "believe", "estimate", "expect", "intend", "can/could", "plan", "project", "should" and similar terms indicate such forward-looking statements. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors that may cause Carl Zeiss Meditec Group's actual results of operations, including its financial condition and profitability, to differ materially from or be more negative than those made or described in, or suggested by, these forward-looking statements. Furthermore, even if Carl Zeiss Meditec Group's results of operations are consistent with the expectations contained in this report, those results may not be indicative of results in subsequent periods.

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15 **1. Executive summary**
17 **2. Structure of the consolidated financial statements**
18 3. Business report
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

In the past financial year 2005/2006 Carl Zeiss Meditec increased its **consolidated revenue** by 20.7% year-on-year from € 323.7 million to € 390.6 million. If both periods are adjusted for currency effects, acquisitions and the changes in organisational structure in Japan and France, this results in an **organic revenue growth** of 13.7% for the reporting period compared to the previous year.

Thanks to its positive business development, Carl Zeiss Meditec has again succeeded in improving its profitability stronger than growing its revenue. Thus, **EBITDA** rose by 31.2% to € 58.9 million (previous year: € 44.9 million), the **EBITDA margin** was also widened and reached 15.1% after 13.9% the previous year. **EBIT** increased to € 48.1 million in the period under review, corresponding to a year-on-year increase of 34.6% (previous year: € 35.7 million). With an increase of 63.5% **consolidated net income after minority interest** jumped to € 26.7 million (previous year: € 16.3 million). Compared with the previous financial year, **earnings per share** grew from € 0.54 by 51.9% to € 0.82.

Due in particular to the positive earnings trend, **cash flow from operating activities** increased in financial year 2005/2006 to € 42.9 million, thus exceeding the corresponding prior year figure of € 38.4 million by 11.5%.

As was the case the previous year, Carl Zeiss Meditec intends its shareholders to benefit appropriately from its results for financial year 2005/2006 and the increases in earnings. At the General Meeting for financial year 2005/2006, the Management Board and Supervisory Board will thus propose paying a **dividend** totalling € 0.14 per share.

2. Structure of the consolidated financial statements

Carl Zeiss Meditec Group's reporting entity was extended during the year-ago period to include changes in the organisational structure and two acquisitions. With effect from 1 November 2004, the Japanese subsidiary of Carl Zeiss Meditec, Carl Zeiss Meditec Co. Ltd., took over the surgical business of Carl Zeiss Co. Ltd., Tokyo.[2] In addition, the takeover of US company Laser Diagnostic Technologies Inc., San Diego, USA ("LDT") was formally completed on 2 December 2004. In addition, the French company Ioltech S.A., La Rochelle, France ("Ioltech"), was taken over with effect from 1 February 2005. Accordingly, the first transaction above is recognised in the year-ago period from 1 November. LDT and Ioltech were incorporated in the consolidated financial statements of Carl Zeiss Meditec from 2 December 2004 and 1 February 2005, respectively.

In financial year 2005/2006, with effect from 1 May 2006, Carl Zeiss Meditec combined its sales and marketing activities in France in the newly-founded subsidiary Carl Zeiss Meditec France S.A.S., Le Pecq, France. This constitutes an adjustment of the organisational structure from the Group's point of view.[3]

The presentation of revenues by region was also adjusted slightly in accordance with internal revenue responsibility: revenues generated in Africa and the Middle East, previously included in the region "Asia/Pacific", are now grouped together with the region "Europe" under "Europe, Middle East and Africa" ("EMEA"). In order to give a transparent overview of developments from the previous year, the regional revenue distribution for the previous year was adjusted accordingly.

The consolidated financial statements of Carl Zeiss Meditec AG for the financial year ended have been prepared in accordance with the applicable United States Generally Accepted Accounting Principles (US GAAP). Carl Zeiss Meditec is therefore exempt from the obligation to prepare its consolidated financial statements under the German Commercial Code ("HGB"), as set out in Art. 292a HGB. The conversion of the consolidated financial statements to IFRS (International Financial Reporting Standards) was performed in accordance with the principles of IFRS 1. According to these standards, the standards and interpretations applicable as of the balance sheet date of 30 September 2006 are to be applied as if they had always applied. You will find further details on this in the section "(1) (b) Basis of presentation" in the Notes to the consolidated financial statements.

2 This is a transaction under common control, as all companies are controlled by the parent company Carl Zeiss AG.
3 Cf. note 2, further information on this cf. Section "(3) Business acquisition and sales."

3. Business report

3.1 Underlying conditions for business development

3.1.1 Macroeconomic conditions[4]

Despite the high oil price in 2006, the global economy experienced an economic boom. However, the pace of this upswing has slackened somewhat during the year. The main reason was the slowing down of the economy in the United States. Overall, according to estimates from the *Deutsche Institut für Wirtschaftsforschung* ("DIW", German Institute for Economic Research), the world economy will grow by around 3.7% year-on-year in 2006. Growth remained strong in the emerging markets. The People's Republic of China remained the most important growth driver here. The DIW estimates that in 2006, China will record an increase in economic growth of 10.5% compared with the year-ago period. Despite the growth in raw materials prices, the inflation rate in Asia and in the US remains between 1% and 2%. It is likely to remain low in the coming year. In Japan economic growth remains positive, though overall it falls below the global average. Here, the DIW anticipates a growth in gross domestic product ("GDP") of 2.7%, compared with the year-ago period, in 2006. This development will be supported by strong domestic demand.[5]

The GDP growth rate in the national economies in the Eurozone (including Germany) in 2006 is expected to increase by 1.1%-points to 2.8%. Nevertheless, the growth of these economies in 2006 was significantly weaker than the global economy.[6] Thanks to the strong expansion of the global economy since the beginning of the year, exports from the Eurozone rose markedly. Foreign trade made a noticeable contribution to this growth, growing faster than imports. However, the strongest drivers for the economic development came from domestic demand.[7] The inflation rate in the Eurozone had noticeably dropped to around 1.5% during the previous year and has remained almost unchanged in recent months, despite the robust economic growth.

Domestic demand and the continual rise in exports boosted growth in Germany in 2006. The DIW predicts that Germany's GDP will grow by 2.3% in 2006.[8]

The euro grew in strength against the US dollar and the Japanese yen over the course of the year.

3.1.2 Industry development[9]

The global population is growing continually. At the same time, the proportion of old people in the total population is increasing. Since the incidence of diseases generally increases with age, the need for diagnostic and therapeutic products in ophthalmology will continue to grow.

The expectations of doctors and patients with regard to treatment results, and the demand for state-of-the-art treatment methods, and thus innovative medical technology products, are also rising, particularly in the industrialised countries. At the same time, a growing cost pressure in health care in world's key economies is forcing medical treatments to become more efficient. This increases the demand for medical technology devices and systems that enable a more efficient diagnosis and more effective treatment.

The market for ophthalmic products in the greater sense includes ophthalmic pharmaceuticals, contact lenses, contact lens care products, consumables and implants for ophthalmic surgery, and devices and systems, with the exception of

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15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
18 3.1 Underlying conditions for business development
19 3.2 Development of revenue
22 3.3 Production
23 3.4 Net assets
26 3.5 Financial position
30 3.6 Results of operations
33 3.7 Economic situation of the Group at the end of the financial year
33 3.8 Orders on hand
33 3.9 Employees
34 3.10 Events of particular significance
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

4 Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2006 "The Situation of the Global and German Economies in Autumn 2006", 23 October 2006, Berlin
5 Cf. ibid., p. 563
6 Cf. ibid., p. 562f
7 Cf. ibid., p. 569
8 Cf. ibid., p. 576
9 The following statements on industry development are taken from the Offering Prospectus of Carl Zeiss Meditec dated 20 October 2006 from page 48 onwards.

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glasses and glasses frames. This market had a global volume of around US$ 21.1 billion (about € 16.6 billion) in 2005, according to our estimates.

With its products, the Group addresses the market segments for devices and systems, implants, consumables and instruments for ophthalmology. According to our estimates, these market segments had a global volume of around US$ 5.9 billion, or approximately € 4.6 billion.

The "ophthalmic devices and systems" market segment is split into segments for various product classes. We estimate our portion of the market segment we target – devices and systems for ophthalmology – at about 17% in 2005. In the market segment "Implants, consumables and instruments for ophthalmology", we estimate that our portion in 2005 totalled about 2%. Overall, based on our current information, we do not believe that our market shares have fallen during 2006. Nevertheless, a more accurate appraisal of development of the competitive field will only be possible when competitor companies have published their financial statements for 2006.

3.2 Development of revenue

In financial year 2005/2006 Carl Zeiss Meditec Group posted a revenue totalling at € 390.6 million, corresponding to an increase of 20.7% year-on-year (previous year: € 323.7 million). Adjusted for currency effects consolidated revenue amounted to € 388.2 million, corresponding to a year-on-year increase of 19.9%. If the acquisitions of LDT and Ioltech and the changes in organisational structure in Japan and France are taken into account, consolidated revenue – adjusted for currency effects – grew organically by 13.7%.

3.2.1 Consolidated revenue by business segment

Consolidated revenue in the "Diagnosis" segment improved compared to prior-year revenue of € 223.8 million by 18.8% to € 266.0 million in financial year 2005/2006. This segment accounted for 68.1% of total consolidated revenue in the period under review (previous year: 69.1%). In the "Laser and IOL" segment, consolidated revenue of € 77.7 million as recorded in prior year increased by 26.0% to € 97.9 million. During financial year 2005/2006, 25.1% (previous year: 24.0%) of revenue for this segment were accounted for within the Group. Consolidated Service revenue increased compared to the prior year (€ 22.2 million) by 20.6% to € 26.7 million. This represents a 6.8% share of consolidated revenue (previous year: 6.9%).

Figure 2: Share of consolidated revenue generated by the business segments "Laser and IOL", "Diagnosis" and "Service" in financial year 2005/2006


Laser and IOL 25.1%
Service 6.8%
Diagnosis 68.1%

The positive revenue development in the "Diagnosis" segment was significantly driven by the systems IOLMaster®, STRATUSOCT™, and Humphrey® Field Analyzer, which have been successfully established on the market as well as by the non-mydriatic fundus camera VISUCAM^PRO NM™, newly introduced at the

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Page

15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
18 3.1 Underlying conditions for business development
19 **3.2 Development of revenue**
22 3.3 Production
23 3.4 Net assets
26 3.5 Financial position
30 3.6 Results of operations
33 3.7 Economic situation of the Group at the end of the financial year
33 3.8 Orders on hand
33 3.9 Employees
34 3.10 Events of particular significance
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

beginning of the financial year. The product VISANTEOCT™, which was introduced at the end of 2005, also contributed an increasing share to consolidated revenue. VISANTEOCT™ is used for imaging diagnosis of the anterior segment of the eye. The growth in consolidated revenue in the "Laser and IOL" segment is attributable in large part to the acquisition of Ioltech the previous year. Due to the time of the acquisition, it is only included for eight months in financial year 2004/2005, however, for the full twelve months in financial year 2005/2006.

Consolidated revenue of therapeutic systems (lasers) also continued to show a positive trend. Worth mentioning here are, in particular, the good sales of the refractive laser MEL 80™ for correcting vision defects in Asia, and the VISULAS™ 532s for treating retinal disorders in the US. In the "Service" segment, consolidated revenue grew by 20.6% from € 22.2 million in financial year 2004/2005 to € 26.7 million.

Figure 3 shows consolidated revenue by segment in the reporting period and compared with the prior year.

Figure 3: Consolidated revenue by business segment (in € '000)



	Financial year 2005/2006		Financial year 2004/2005
Diagnosis	265,963	+18.8%	223,820
Laser and IOL	97,853	+26.0%	77,670
■ Service	26,747	+20.6%	22,182
Consolidated revenue	390,563		323,672

Assuming the same exchange rates as in the previous year, revenue in the respective business segments developed as follows.

Figure 4: Consolidated revenue by business segment based on constant exchange rates (in € '000)



	Financial year 2005/2006		Financial year 2004/2005
Diagnosis	263,925	+17.9%	223,820
Laser and IOL	97,943	+26.1%	77,670
■ Service	26,285	+18.5%	22,182
Consolidated revenue	388,153		323,672

3.2.2 Consolidated revenue by region

The revenue distribution by region in the period under review basically reflects the macroeconomic trends outlined in the section "Macroeconomic conditions".

The most important growth impulse in the past financial year came from the "Americas" region. Revenue rose by 25.4% to € 170.5 million (previous year: € 136.0 million). Overall, Carl Zeiss Meditec generated 43.7% (previous year: 42.0%) of its consolidated revenue in the "Americas" region in financial year 2005/2006. This strong revenue growth is primarily based on the very satisfying development of sales with systems such as the STRATUSOCT™ and the IOLMaster®.

In the "Europe, Middle East and Africa" ("EMEA") region, the Group also recorded a growth in revenue by almost one quarter. In financial year 2005/2006 consolidated revenue

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increased by 23.6% to € 100.2 million (previous year: € 81.1 million). Besides the strong demand for devices and systems such as the STRATUSOCT™, the IOLMaster® and the MEL 80™, this development is also largely based on the transfer of direct sales in France as from 1 May 2006 and the only proportionate inclusion of Ioltech in the prior year. This region's share of consolidated revenue remained almost unchanged at 25.7% (previous year: 25.1%).

In the "Asia/Pacific" region, consolidated revenue also increased year-on-year. It improved by 15.6% from € 86.7 million in the previous year to € 100.2 million in financial year 2005/2006. The main growth drivers here were diagnosis systems for cataracts and surgical systems that the Group has been selling on the Japanese market since financial year 2004/2005. This region's share of consolidated revenue fell slightly year-on-year from 26.8% to 25.6%.

In Germany, Carl Zeiss Meditec generated consolidated revenue of € 19.6 million (previous year: € 19.9 million). Compared to the previous year, this corresponds to a slight reduction by 1.2%. An important reason for this development is the ongoing debate about health care reform in Germany, which led to a reluctance for investment in some sectors. Overall, Germany's share of consolidated revenue decreased from 6.1% in financial year 2004/2005 to 5.0% during the reporting period.

The following chart gives a breakdown of consolidated revenue by region:

Figure 5: Consolidated revenue by region (in € '000)


Financial year 2005/2006
Financial year 2004/2005
Asia/Pacific
100,150
+15.6%
86,664
Americas
170,540
+25.4%
136,033
EMEA
100,233
+23.6%
81,093
Germany
19,640
-1.2%
19,882
Consolidated revenue
390,563
323,672

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15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
18 3.1 Underlying conditions for business development
19 **3.2 Development of revenue**
22 **3.3 Production**
23 **3.4 Net assets**
26 3.5 Financial position
30 3.6 Results of operations
33 3.7 Economic situation of the Group at the end of the financial year
33 3.8 Orders on hand
33 3.9 Employees
34 3.10 Events of particular significance
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 6: Consolidated revenue by region on the basis of constant exchange rates (in € '000)


Financial year 2005/2006
Financial year 2004/2005
Asia/Pacific
102,545
+18.3%
86,664
Americas
165,739
+21.8%
136,033
EMEA
100,229
+23.6%
81,093
Germany
19,640
-1.2%
19,882
Consolidated revenue
388,153
323,672

3.3 Production

3.3.1 Production concept

The core competencies of the Carl Zeiss Meditec Group in devices and systems include the development of new technologies, products and applications, and system integration. Accordingly, the Carl Zeiss Meditec Group's production of devices and systems focuses on the assembly of system components. Intraocular lenses ("IOL"), on the other hand, are largely manufactured in-house; in other words, no ready-made products are procured from third parties for this. Only certain specific steps in the production process are outsourced to external companies.

More than two-thirds of the parts and components required in Jena are purchased from external suppliers. The remaining third is produced by subsidiaries of Carl Zeiss AG. Carl Zeiss Meditec Inc. procures the majority of all the parts and system components it processes from external suppliers. Ioltech and its subsidiaries procure the raw materials and components required to manufacture intraocular lenses and other products exclusively from external suppliers.

In order to avoid dependency on individual suppliers, the Carl Zeiss Meditec Group strives to qualify additional suppliers for key components and vendor parts.

3.3.2 Production planning

Production planning in Jena is based on the so-called rolling forecast method used by the distribution partners. Every month, the distribution partners prepare a sales forecast for the following twelve months, which they then use as a basis for ordering parts. In order to keep inventories to a minimum, final assembly is usually carried out on customer's demand. The Dublin site (California, USA) also uses a comparable ordering procedure for manufacturing its products. The sales and revenue forecasts are not, however, only prepared by external distribution partners, but mainly by the Company's own direct distribution department. The rolling forecast method is also applied to the manufacture of intraocular lenses. In this case, however, limited quantities of the finished products are stockpiled, since customers expect the implants to be delivered very quickly. Ioltech also has consignment stock in clinics and hospitals in France and in other European countries, which – depending on consumption – are continually restocked.

3.3.3 Production plants

The Carl Zeiss Meditec Group has three major production plants, which are located in Jena (Germany), Dublin (California, USA) and La Rochelle (France). Additionally, smaller sites belonging to subsidiaries of Ioltech are located in Besançon (France), Edinburgh (Great Britain) and Mauritius. In Jena and Dublin, the Carl Zeiss Meditec Group manufactures devices and systems for ophthalmology; in La Rochelle, it mainly manufactures intraocular lenses.

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The Ioltech site in Edinburgh also produces viscoelastics, which are primarily used in cataract surgery. The two remaining Ioltech production facilities manufacture various products for the treatment of ophthalmic diseases.

3.4 Net assets

3.4.1 Statement of net assets

The following chart summarises the development of key items in the consolidated balance sheet.

Figure 7: Structure of the consolidated balance sheet (in € '000)


Assets
30.09.2006
30.09.2005
Goodwill
101,380
+7.9%
93,989
Noncurrent assets (excluding goodwill)
73,717
-10.8%
82,660
Cash and cash equivalents*
51,323
+2.6%
50,003
Current assets**
161,020
+15.6%
139,313
Liabilities
Equity excluding minority interest
223,090
+8.6%
205,409
Minority interest
10,083
-27.0%
13,804
Noncurrent liabilities
59,488
-6.2%
63,396
Current liabilities
94,779
+13.7%
83,356
Consolidated balance sheet total
387,440
365,965
* Including restricted cash
** Excluding cash and cash equivalents as well as restricted cash

There were no significant changes to the structure of the consolidated balance sheet dated 30 September 2006 from the balance sheet date 30 September 2005. The development of selected balance sheet assets and liabilities is discussed in more detail below.

ASSETS

Goodwill

"Goodwill" as of 30 September 2006 totalled € 101.4 million (30 September 2005: € 94.0 million). The increase in this balance sheet item is attributable to the increased investment interest in Ioltech following the block purchase of 110,174 Ioltech shares on 10 July 2006 (compare also the sections "3.10 Events of particular significance" in the consolidated management report and "(4) Goodwill" in the Notes to the consolidated financial statements).

Intangible assets

The value of intangible assets reduced from € 30.7 million as of 30 September 2005 by 16.4% to € 25.7 million as of 30 September 2006 as a result of the planned amortisation of intangible assets that were entered as an asset in the balance sheet in the context of the Purchase Price Allocation ("PPA") for the two companies that were acquired, Ioltech and LDT.

Loans

The risk existing in connection with the dispute between the US subsidiary Carl Zeiss Meditec Inc. and the Israeli company Notal Vision Ltd. and its US parent company Notal Vision Inc. (referred to together as "Notal") was, in Carl Zeiss Meditec's opinion and according to current knowledge, given appropriate consideration. Consideration was given to the fact that the repayment of a loan granted to Notal is classifiable as uncertain, due to Notal's failure to make interest payments to date and impending litigation. Therefore, an allowance for the full amount of the loan to Notal (€ 1.7 million) carried under the balance

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15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
18 3.1 Underlying conditions for business development
19 3.2 Development of revenue
22 3.3 Production
23 **3.4 Net assets**
26 3.5 Financial position
30 3.6 Results of operations
33 3.7 Economic situation of the Group at the end of the financial year
33 3.8 Orders on hand
33 3.9 Employees
34 3.10 Events of particular significance
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

sheet item "Loans" was recorded (cf. section "(7) Financial assets" in the Notes to the consolidated financial statements). As a result, this balance sheet item is eliminated as of 30 September 2006 (30 September 2005: € 1.7 million).

Inventories

As of the balance sheet date 30 September 2006 "Inventories" totalled € 56.3 million. The modest increase of 4.3% compared with 30 September 2005 (€ 54.0 million) is primarily due to preparations for a more vigorous marketing of the products VISANTEOCT™ and VISUCAMPRO NM™ in the USA, so that the shortest possible delivery times can be guaranteed. This balance sheet item also increased due to the initial consolidation of Carl Zeiss Meditec France S.A.S., Le Pecq, France, as of 1 May 2006.

Trade receivables

The "Trade receivables" against third parties grew against 30 September 2005 from € 55.4 million by 6.0% and totalled € 58.7 million as of the balance sheet date of 30 September 2006. This development is caused by the significant expansion of the revenue volume during the reporting period. The average number of days in which receivables were outstanding (Days of sales outstanding, DSO) decreased from 68.1 days in financial year 2004/2005 to 60.7 days during financial year 2005/2006. This proves the successful accounts receivable management of Carl Zeiss Meditec.

Accounts receivable from related parties

Compared with 30 September 2005, the balance sheet item "Accounts receivable from related parties" increased by 22.4% to € 7.2 million (previous year € 5.9 million). Here once again, the growth in consolidated revenue was the main contributor to this development.

Treasury receivables

As of 30 September 2006, "Treasury receivables" amounted to € 32.3 million (30 September 2005: € 17.2 million). This balance sheet item summarises those cash and cash equivalents that the Carl Zeiss Meditec Group does not directly require for its operational business activities, and therefore invests at the Group Treasury of Carl Zeiss AG at normal market conditions.

Cash and cash equivalents and restricted cash

Cash and cash equivalents decreased by 6.7% from € 50.0 million as of 30 September 2005 to € 46.6 million as of 30 September 2006. Liquidity was strengthened during the reporting period by the positive business development, though it was curbed by the payment of the dividend for financial year 2004/2005 to the shareholders of Carl Zeiss Meditec AG in the amount of € 5.2 million, as well as by the once-off payment of the preference dividend to Carl Zeiss Co. Ltd., Tokyo, Japan which was accumulated in previous years, and by the provision of the cash required for the squeeze-out process at Ioltech. The latter are shown under the balance sheet item "Restricted cash".

LIABILITIES AND EQUITY

Minority interest

This item in the consolidated balance sheet decreased by 27.0% compared with 30 September 2005 from € 13.8 million to € 10.1 million. This reduction has been influenced by two effects. This balance sheet item was reduced due to the distribution of a one-off, preferred dividend which was acculumated in previous years, to Carl Zeiss Co. Ltd., Tokyo, Japan. This preferred dividend was agreed within the scope of the foundation of the Japanese subsidiary Carl

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Zeiss Meditec Co. Ltd., Tokyo, Japan. In addition to its minority participation of 49.0%, this gave Carl Zeiss Co. Ltd. a claim to an additional 17.0% of Carl Zeiss Meditec Co. Ltd.'s earnings after tax for the ophthalmic devices segment. This agreement was limited to the first three financial years after the acquisition by Carl Zeiss Meditec. Due to the now complete distribution of the agreed preferred dividend to Carl Zeiss Co. Ltd., this provision will expire at the end of the current financial year 2005/2006. Furthermore, the block purchase of 110,174 Ioltech shares on 10 July 2006 led to a further reduction in this balance sheet item.

Equity

The consolidated equity as of 30 September 2006, amounting to € 233.2 million, increased by 6.4% compared to 30 September 2005 (€ 219.2 million). This increase is primarily attributable to the positive development of consolidated net income. Equity was, however, reduced by the distribution of the dividend for financial year 2004/2005 to the shareholders of Carl Zeiss Meditec, the above-mentioned one-off distribution of a preferred dividend to Carl Zeiss Co. Ltd., Tokyo, Japan, as well as the acquisition of the medical distribution organisation in France as a Transaction under common control. This involves offsetting the difference of € 0.8 million between the purchase price and net assets against the balance sheet item "Retained earnings".

Current provisions

Compared to 30 September 2005 (€ 22.6 million), the balance sheet item "Current provisions" increased by 10.9% to € 20.1 million. The key influencing factor in the development of this balance sheet item was a reclassification of personnel provisions in particular for commissions and bonuses for the Group's US subsidiary in the item "Current accrued liabilities". Further details of the structure of provisions can be found in sections "(14) Provisions" and "(18) Contingent liabilities and other financial commitments" in the Notes to the consolidated financial statements.

Current accrued liabilities

As of 30 September 2006 this balance sheet item increased by 92.3% from € 7.3 million (30 September 2005) to € 14.1 million. The most important factor influencing this is the above-mentioned reclassification of personnel provisions into this balance sheet item.

Trade payables

Compared with 30 September 2005, the balance sheet item "Trade payables" fell from € 19.1 million by 19.4% to € 15.4 million as of 30 September 2006.

Accounts payable to related parties

The reduction in "Accounts payable to related parties" of 13.7% compared with 30 September 2005 is mainly based on the partial repayment of a short-term loan drawn in Japanese Yen, which the Japanese Group subsidiary Carl Zeiss Meditec Co. Ltd. had drawn from Carl Zeiss Co. Ltd., Tokyo, Japan to provide bridgeover financing.

Treasury payables

As of 30 September 2006 this balance sheet item totalled € 9.5 million (30 September 2005: € 0.0 million). To finance the block purchase of 110,174 Ioltech shares on 10 July 2006 and squeeze out the remaining Ioltech shareholders, Carl Zeiss Meditec had taken out bridgeover financing from the Group Treasury of Carl Zeiss AG. The financing sum relating to this that had not yet been settled totalled € 9.5 million.

Table 1: Key ratios on net worth

Key ratio	Definition	30.09.2006	30.09.2005	Change
Equity ratio	Equity / Balance sheet total	60.2%	59.9%	+0.3%-pts
Net debt	Liabilities ./. Cash and cash equivalents ./. Restricted cash ./. Treasury receivables from Group Treasury of Carl Zeiss AG	€ 70,604 thousand	€ 79,518 thousand	-11.2%
Rate of inventory turnover	Cost of goods sold / Average inventories	3.7	3.9	-5.1%
Days of sales outstanding (DSO)	Trade receivables including accounts receivable from related parties / Consolidated revenue x 360 days	60.7 days	68.1 days	-10.9%

Page
15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
18 3.1 Underlying conditions for business development
19 3.2 Development of revenue
22 3.3 Production
23 3.4 Net assets
26 3.5 Financial position
30 3.6 Results of operations
33 3.7 Economic situation of the Group at the end of the financial year
33 3.8 Orders on hand
33 3.9 Employees
34 3.10 Events of particular significance
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

3.5 Financial position

3.5.1 Objectives and principles of financial management

Carl Zeiss Meditec operates a global financial management system that covers all of its subsidiaries and that is centrally organised at Group level. Its financial activities are geared towards its operational business and to the Company's strategic orientation.

The most important objective of our financial management system is to ensure liquidity for the operational activities of our Group subsidiaries and to limit the financial risks. Any liquidity that is not required is deposited at normal market conditions with the Group Treasury of Carl Zeiss AG. We have production plants in the US and Europe. Consequently, only part of our business is subject to direct currency risks. This remaining currency risk is safeguarded by simple futures trading. You will find details on this in the Notes to the consolidated financial statements under the sections "(2) (g) Financial instruments" and "(2) (s) Related party disclosures".

Furthermore, an emphasis is placed on ensuring the necessary financial flexibility to continually expand the Company's business activities and, for the future, to optimise our capital costs by providing an adequate capital structure. The most important decisions relating to the financing structure are made by the Management Board.

3.5.2 Financial management

The debt ratio of Carl Zeiss Meditec, i.e. the ratio between borrowed capital and total assets, decreased from 40.1% as of 30 September 2005 to 39.8% as of 30 September 2006.

The cash inflow generated from operating activities provides an important source of financing for Carl Zeiss Meditec. The Company is also able to obtain further liquidity by issuing new

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shares on the capital markets. The Company furthermore has the option of taking out loans from the Group Treasury of Carl Zeiss AG or from banks.

As part of the acquisition of US company LDT, the subsidiary Carl Zeiss Meditec Inc. concluded a loan agreement with Carl Zeiss Financial Services GmbH (Group Treasury of Carl Zeiss AG) in the amount of US$ 26.0 million (equivalent to € 19.6 million at the exchange rate on the date of acquisition). You will find further information on Carl Zeiss Meditec's noncurrent financial liabilities in the Notes to the consolidated financial statements under the section "(15) Noncurrent financial liabilities".

Since Carl Zeiss Meditec possesses enough cash to finance its operational and strategic goals, changes in interest rates and credit conditions currently do not materially affect the Group's financial situation. Carl Zeiss Meditec has no off-balance-sheet financing instruments.

3.5.3 Financial position

Figure 8: Summary of key figures in the consolidated cash flow statement (figures in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Cash flows from operating activities	**42,869**	38,431
Cash flows from investing activities	**(26,115)**	(107,953)
Cash flows from financing activities	**(19,266)**	68,885
Change in cash and cash equivalents	**(3,365)**	255

Cash flows from operating activities

Cash flows from operating activities improved by 11.5% year-on-year from € 38.4 million to € 42.9 million. A main driver of this growth was the significant increase in consolidated net income. The adjustments for the depreciation and amortisation resulting, among other things, from the Purchase Price Allocation, and the amortisation of the Notal loan also increased cash flow. A reduction in cash flow from operating activities was caused, among other things, by the increase in inventories and the development of trade receivables in connection with the expansion of revenue of the Carl Zeiss Meditec Group during the reporting period.

Cash flows from investing activities

Cash flows from investing activities amounted to € -26.1 million in the reporting period (previous year: € -108.0 million). The previous year's figure is primarily influenced by the acquisitions of Ioltech and LDT. The biggest investment in the reporting period was the block purchase of 110,174 Ioltech shares on 10 July 2006. The volume of this investment totalled € 12.3 million. Furthermore, in conjunction with the planned squeeze-out procedure at Ioltech, € 4.7 million was deposited in a separate account with restrictions on disposal. This operation is shown as a change in restricted cash and cash equivalents. A further reason for the investment volume in the reporting period was the transfer of the pension obligations of all active employees or their survivors of Carl Zeiss Meditec AG to a trust association as part of a contractual trust arrangement ("CTA"). The Company's benefit commitments to employees and pensioned employees remain in force unchanged. This ensures that the respective pension obligations are primarily no longer financed from provisions, but rather are covered by external plan assets and are thus kept separate from the Group's other operating assets (see here also the section "(13) Employee benefit obligations" in the Notes to the consolidated financial statements).

Page
15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
18 3.1 Underlying conditions for business development
19 3.2 Development of revenue
22 3.3 Production
23 3.4 Net assets
26 **3.5 Financial position**
30 3.6 Results of operations
33 3.7 Economic situation of the Group at the end of the financial year
33 3.8 Orders on hand
33 3.9 Employees
34 3.10 Events of particular significance
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

Investments in property, plant and equipment amounted to € 6.4 million in the period under review (previous year: € 3.1 million). We invested at a higher level than previous years in financial year 2005/2006. Major investments focused on the expansion of production facilities at the French subsidiary Ioltech, on the IT infrastructure e.g. in the context of the implementation of the SAP/R3 software at Carl Zeiss Meditec Inc., USA, on the transfer of study and loan devices for customers to assets as well as on investments in tools and resources for the series production of new products and measurement and testing equipment.

The investments during the reporting period were spread across the subsidiary sites as follows.

Table 2: Distribution of investments across the subsidiary sites (in € million)

Germany	USA	Japan	France
1.7	2.8	0.2	1.7

Cash flows from financing activities
Cash flows from financing activities amounted to € -19.3 million in the period under review (previous year: € 68.9 million). The liquidity at the Group Treasury of Carl Zeiss AG, which was not required for operations, as well as the repayment of liabilities, are reflected in an outflow of funds from the Group. Further reasons for the development of the cash flows from financing activities in the reporting period were the payment of a dividend to the shareholders of Carl Zeiss Meditec AG for financial year 2004/2005 and the one-off payment of a preferred dividend to Carl Zeiss Co. Ltd.

3.5.4 Investment and depreciation policy

We want our investments to further expand our excellent market position in the medical technology industry and develop areas in which we can reach a leading position. With investments, we distinguish between capacity expansion and replacement investments. These investments are usually financed from the operating cash flow.

The manufacturing of devices and systems at Carl Zeiss Meditec is essentially limited to the assembly of individual components to form system solutions, so that the Group's commitment of property, plant and equipment is correspondingly low. Investments in property, plant and equipment and other intangible assets in this area are thus rather low. The manufacturing of intraocular lenses is a different case. This area generally requires high levels of investment. On the whole, investments in property, plant and equipment are only required to a limited extent within the Group. This is illustrated by the development of the ‚capex ratio', that is, the ratio of investments in property, plant and equipment to consolidated revenue. This was 1.6% in financial year 2005/2006, following 0.9% in the previous financial year.

As a matter of principle, we depreciate intangible assets and property, plant and equipment by the scheduled, straight-line method over the

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estimated useful life. The goodwill arising from the acquisition of subsidiaries and intangible assets with an indefinite useful life are not subjected to planned amortisation. You will find further details on this in the section "(2) (d) Goodwill and intangible assets with an indefinite useful life" in the Notes to the consolidated financial statements.

3.5.5 Key ratios relating to financial position

Tabelle 3: Key ratios relating to financial position (in € '000)

Key ratio	Definition	30.09.2006	30.09.2005	Change
Cash and cash equivalents	Cash-in-hand and bank balances	46,638	50,003	-6.7%
Net cash	Cash-in-hand and bank balances + Restricted cash + Treasury receivables from Group Treasury of Carl Zeiss AG ./. Treasury payables to Group Treasury of Carl Zeiss AG ./. Interest-bearing liabilities	24,578	14,030	+75.2%
Net working capital	Current assets ./. Cash and cash equivalents ./. Restricted cash ./. Treasury receivables from Group Treasury of Carl Zeiss AG ./. Current payables excl. treasury payables to Group Treasury of Carl Zeiss AG	43,385	38,726	+12.0%
Working capital	Current assets ./. Current liabilities	117,564	105,960	+11.0%

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15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
18 3.1 Underlying conditions for business development
19 3.2 Development of revenue
22 3.3 Production
23 3.4 Net assets
26 **3.5 Financial position**
30 **3.6 Results of operations**
33 3.7 Economic situation of the Group at the end of the financial year
33 3.8 Orders on hand
33 3.9 Employees
34 3.10 Events of particular significance
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

Table 4: Key ratios relating to financial position

Key ratio	Definition	Financial year 2005/2006	Financial year 2004/2005	Change
Cash flow per share	Cash flow from operating activities / Weighted average number of shares issued in the period	€ 1.32	€ 1.27	+3.9%
Capex ratio	Cash flow from investments in property, plant and equipment / Consolidated revenue	1.6%	0.9%	+0.7%-pts

3.6 Results of operations

3.6.1 Statement of earnings

Table 5: Summary of key ratios in the consolidated income statement (figures in € '000)

	Financial year 2005/2006	Financial year 2004/2005	Change
Revenue	390,563	323,672	+20.7%
Gross margin	*47.0%*	*47.0%*	*±0.0%-pts*
EBITDA	58,851	44,852	+31.2%
EBITDA margin	*15.1%*	*13.9%*	*+1.2%-pts*
EBIT	48,086	35,734	+34.6%
EBIT margin	*12.3%*	*11.0%*	*+1.3%-pts*
Consolidated net income	29,704	20,084	+47.9%
Earnings per share	0.82 €	0.54 €	+51.9%

Consolidated revenue
Consolidated revenue rose compared with the previous financial year 2004/2005 by 20.7% to € 390.6 million. As well as volume effects, the partly increased average sales prices have had a positive impact on the development of consolidated revenue.

Gross profit
Gross profit improved to € 183.8 million compared to financial year 2004/2005 (previous year: € 152.3 million). This corresponds to an increase of 20.7%. The gross margin remained unchanged compared with the previous financial year at 47.0%. Key effects here were the elimination of interim profits on inventories in conjunction with the initial consolidation of Carl Zeiss Meditec France S.A.S. on 1 May 2006 and changed cost centre assignments at Carl Zeiss Meditec AG. Service costs for the installation of new devices have been completely assigned to manufacturing costs since financial year 2005/2006. Previously, only a partial assignment to manufacturing costs was carried out. Accordingly, this has resulted in an accounting-based increase in manufacturing costs and a relieving of marketing and selling expenses.

Functional costs
In absolute terms, the functional costs increased by 16.9% to € 136.8 million, following from € 117.0 million in the previous year. When the periods are compared, minor changes have arisen in relation to the expense ratios, in other words the relevant functional costs in relation to consolidated revenue.

Selling and marketing expenses: Expenses for marketing and sales increased from € 67.9 million in financial year 2004/2005 to € 74.9 million in financial year 2005/2006. In relation to consolidated revenue, the expense ratio however fell compared with the prior year by 1.8%-points to 19.2% (previous year: 21.0%). The main effects reducing these expenses were the above-mentioned changed cost centre assignments at Carl Zeiss Meditec AG and lower allowances for bad debts. In addition, the marketing and selling expenses of the Group subsidiary Ioltech decreased.

General and administrative expenses: Expenses in this area rose by 35.9% to € 23.6 million. Relative to consolidated revenue, the administrative expenses ratio increased from 5.4% in the previous year by 0.6%-points to 6.0% in financial year 2005/2006. The reasons for the increased expenses are consultancy costs related to the by now completed acquisition of Carl Zeiss Surgical as well as investments in the IT infrastructure of the US Group subsidiary which are mainly related to preparations to implement SAP/R3 software. Furthermore, an additional provision totalling € 1.2 million was formed in relation to the dispute with the company Notal Vision.

Research and development expenses: Expenses in the area of research and development (R&D) amounted to € 38.3 million in the period under review (previous year: € 31.8 million). The increase is attributable to the further acceleration of key research and development projects. As was the case the previous year, the ratio for research and development costs in relation to consolidated revenue was 9.8% during the reporting period.

Development of earnings
In financial year 2005/2006 EBITDA amounted to € 58.9 million (previous year: € 44.9 million). With an increase of 31.2% year-on-year, this figure grew to a greater extent than consolidated revenue. EBITDA is mainly adjusted for the

Page
15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
18 3.1 Underlying conditions for business development
19 3.2 Development of revenue
22 3.3 Production
23 3.4 Net assets
26 3.5 Financial position
30 **3.6 Results of operations**
33 **3.7 Economic situation of the Group at the end of the financial year**
33 **3.8 Orders on hand**
33 **3.9 Employees**
34 3.10 Events of particular significance
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

amortisation of intangible assets capitalised in the course of the Purchase Price Allocation in connection with the acquisitions of Ioltech and LDT.

EBIT, which includes the above-mentioned amortisation, was also significantly higher than the year-ago figure, increasing by 34.6% in the past financial year from € 35.7 million to € 48.1 million. Yet again, therefore, the operative profitability in the Company grew at a greater rate than revenue.

In financial year 2005/2006 **interest income** amounted to € 2.5 million (previous year: € 1.4 million). This growth can be attributed to the further improved liquidity situation of Carl Zeiss Meditec. **Interest expenses** fell moderately to € 3.4 million (previous year: € 3.5 million). The increase in **impairment of financial assets** results from the devaluation of the loan that the US Group subsidiary Carl Zeiss Meditec Inc. had granted to the cooperation partner Notal and the repayment of which is uncertain from today's perspective.

The **tax rate** decreased year-on-year from 40.2% to 34.8%. This is due to the fact that the subsidiary Carl Zeiss Meditec Inc. had set up provisions in previous years for expected tax payments. After completion of the external tax audit part of these provisions were partly reversed with recognition in net income. There was also a tax credit totalling € 0.7 million for research and development expenses.

Due to the increase in the share ownership of Ioltech to 96.5%, and because of the omission of the preferred dividend of the minority shareholder Carl Zeiss Co. Ltd., the **proportion of minority interest** has decreased by 19.8% compared with the previous year to € 3.0 million.

Consolidated net income after minority interest improved significantly year-on-year. It climbed from € 16.3 million in the previous year by 63.5% to € 26.7 million. **Earnings per share after minority interest** amounted to € 0.82 in financial year 2005/2006, compared to € 0.54 the previous year. This corresponds to an increase of 51.9%.

3.6.2 Key ratios relating to earnings position

The year-on-year development of key ratios relating to earnings position reflects the continual growth in the profitability of the Company's capital and assets.

Figure 9: Development of key ratios relating to earnings position

	■ Financial year 2005/2006	Financial year 2004/2005
Return on sales (consolidated net income/ consolidated revenue)	**7.6%**	6.2%
Return on equity (consolidated net income/equity)	**12.7%**	9.2%
Return on Assets (RoA, consolidated net income/ total assets)	**7.7%**	5.5%
Return on Capital Employed (ROCE, EBIT/average capital employed)	**20.7%**	22.1%

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3.7 Economic situation of the Group at the end of the financial year

Carl Zeiss Meditec's current economic position can be described as very strong, not least thanks to the positive business development during the reporting period 2005/2006, among other factors. This is proven by a broad, diversified and innovative product portfolio, highly qualified and motivated employees, a strong market position and, resulting from this, an excellent profitability and liquidity situation.

3.8 Orders on hand

As of 30 September 2006 the Group's orders on hand totalled € 23.6 million (previous year: € 19.2 million). Here, the positive development of order stocks at the subsidiary in Jena and at the subsidiary in the US were the main contributors to this 22.9% increase. As in the previous year, we believe there is a continuing trend towards customers placing orders at short notice.

The following chart shows the distribution of orders on hand at the individual subsidiaries as of the balance sheet date.

Figure 10: Orders on hand by subsidiary (30 September *2006)*


Carl Zeiss Meditec, Inc., Dublin, USA 56.3%
Carl Zeiss Meditec AG, Jena, Germany 30.1%
Carl Zeiss Meditec Co. Ltd., Tokyo, Japan 9.6%
Carl Zeiss Meditec France S.A.S., Le Pecq, France 4.0%
Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany 0.0%

3.9 Employees

As of 30 September 2006 the Carl Zeiss Meditec Group employed a workforce of 1,292 worldwide (previous year: 1,207), it also had 14 trainees, 12 of whom were based in Germany and two in France. Partially retired employees in Germany were not included in this figure.

Over the course of financial year 2005/2006 the Group employed an average of 1,281 staff (previous year: 1,187 employees). Total personnel expenses in the Carl Zeiss Meditec Group amounted to € 92.8 million in the period under review (previous year: € 74.9 million), corresponding to 23.8% of consolidated revenue (previous year: 23.1%).

Figure 11: Personnel structure of the Carl Zeiss Meditec Group as of 30 September 2006


Production 32.7%
Sales and marketing 21.0%
Research and development 18.0%
12.6% Service
8.9% Management Board, commercial sector and administration
3.6% Quality management
3.2% Product management

Page
15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
18 3.1 Underlying conditions for business development
19 3.2 Development of revenue
22 3.3 Production
23 3.4 Net assets
26 3.5 Financial position
30 3.6 Results of operations
33 3.7 Economic situation of the Group at the end of the financial year
33 3.8 Orders on hand
33 3.9 Employees
34 3.10 Events of particular significance
35 4. Research and development report
35 4.1 Focal points of research and development activities in the reporting period
36 4.2 Patents
36 4.3 Future research & development activities
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

3.10 Events of particular significance

3.10.1 Acquisition of Carl Zeiss Surgical

On 9 January 2006, Carl Zeiss Meditec announced the intended acquisition of Carl Zeiss Surgical GmbH and its US sales company, Carl Zeiss Surgical Inc. (together referred to as "Carl Zeiss Surgical"). With this acquisition, the Carl Zeiss Meditec Group, currently exclusively focused on ophthalmology, is developing into an integrated medical technology company with a unique product portfolio in ophthalmology and ophthalmic surgery, which also has excellent prospects in the growth market of neuro/ear, nose and throat surgery ("Neuro/ENT surgery").

At the Ordinary Annual General Meeting of Carl Zeiss Meditec on 10 March 2006 the shareholders approved the acquisition with a majority of 99.8%. However, a total of eight shareholders of Carl Zeiss Meditec filed suit against this resolution at the responsible Gera District Court. This delayed the conclusion of this transaction until November 2006 (see also the section "5. Supplementary report" in the consolidated management report).

3.10.2 Carl Zeiss Meditec France S.A.S

With effect from 1 May 2006, Carl Zeiss Meditec combined its distribution and marketing activities on the French market in the newly founded subsidiary Carl Zeiss Meditec France S.A.S., which has its registered office in Le Pecq, France. This is an important milestone for the Company in terms of the expansion and reinforcement of its sales organisation.

3.10.3 Block purchase of Ioltech shares

Carl Zeiss Meditec purchased a further 110,174 Ioltech shares at a price of € 111.00 per share on 10 July 2006. This forms a further 9.2% of the share capital of Ioltech. Following the acquisition of this bundle of shares, Carl Zeiss Meditec now holds 96.5% of Ioltech's share capital and thereby passes the required participation threshold for a cash settlement with the remaining shareholders – a so-called 'squeeze-out' – which was concluded on 15 November 2006 (compare the section "5. Supplementary report" in the consolidated management report).

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4. Research and development report

4.1 Focal points of research and development activities in the reporting period

Research and development has a very important role to play at Carl Zeiss Meditec.

In the past financial year 2005/2006 Carl Zeiss Meditec spent a total of € 38.3 million on research and development (previous year: € 31.8 million). As of 30 September 2006, there were 233 research and development employees in the Group (previous year: 214). This corresponds to 18.0% (previous year: 17.7%) of the total number of employees of the Carl Zeiss Meditec Group.

Research and development focuses in particular on:

- Examining new technological concepts in terms of their clinical relevance and effectiveness,
- The continuous development of the existing product portfolio,
- The development of new products based on basic available technologies and
- The networking of systems and devices.

Table 6: Main focal points of research and development activities in financial year 2005/2006

Focal point	Activities
Continual development of the existing product portfolio	· Projects for the further expansion of the spectrum of application of the newly-launched VISUCAM PRO NM™ diagnostic system · Project for the expansion of the technical and applicative functioning of the IOLMaster®
Development of new products and combination of diagnosis and treatment	· Continuing the development and approval work for a femtosecond laser system to obtain new treatment possibilities in the area of refractive surgery · Projects for the expansion of diagnostic and documentation options in basic systems, e.g. slit lamps · Systematic continuation of clinical trials within the scope of a research project for the development of intraocular lenses, the refractive power of which can be adjusted using special light patterns (so called Light Activated Lenses; in cooperation with the US company Calhoun Vision Inc.) · New laser system to treat retinal disorders · Completion of a project for the development of two new intraocular lenses, XL Stabi® and Invent ZO®. These new IOLs stand out, among other things, due to better image quality, improved contrast vision in twilight and a reduction in visual aberration. · Software solution for the integration of devices and systems into existing networks
Basic research	· Ongoing investigation and evaluation of new technologies for application in ophthalmology · Cooperations with external research partners

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Page

15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
35 4. Research and development report
35 4.1 Focal points of research and development activities in the reporting period
36 **4.2 Patents**
36 **4.3 Future research & development activities**
36 **5. Supplementary report**
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

4.2 Patents

The Company owns more than 500 patents and patent applications worldwide. It also owns more than 100 trademarks that are either registered or in the process of being registered (as of 31 August 2006). In addition to its own patents, the Company also has access to other technologies that are relevant to its business operations through license agreements.

Many products that have been part of the Carl Zeiss Meditec Group's product range for a long time are based on principles that are known in their basic form since decades. As a consequence, the protection provided by patents does not extend to the basic functionality of these products (basic patents), but rather to individual features and improvements that protect technically advantageous solutions. These patents can be essential to the success of the respective product on the market over its competitors.

4.3 Future research & development activities

In the future as well, the Group's research and development activities are to focus further on the development of product innovations that allow our customers, doctors, to make their activities more efficient and continuously improve the results of their treatment. The cooperation with Carl Zeiss Surgical is intended, based on the common technology platform, to achieve additional competitive advantages (for instance in the areas of digital visualisation, intraoperative diagnostics, with networking and certain measurement and archiving functions). We want to continually expand our product portfolio in ophthalmology and in neuro/ENT surgery. We therefore plan to continue, in the future, spending around 10% of consolidated revenue on the area of research and development. We want to continue to profit from a high pace of innovation and the competitive advantages this brings.

We will continue to place a heavy importance on our research and development activities in the future, to be able to secure the Company's growth in the long-term through innovation.

5. Supplementary report

With effect from 1 October 2006, Carl Zeiss Meditec AG strengthened its sales and marketing activities on the Spanish market. It acquired Carl Zeiss S.A., Madrid, which will operate as Carl Zeiss Meditec Iberia S.A., Madrid. The new structure enables Carl Zeiss Meditec to gear itself even better to the specific needs of its Spanish customers. The main concern here is to achieve a higher degree of customer loyalty through focussed support services.

After the Thuringian Higher Regional Court in Jena overruled – in its resolution of 12 October 2006 – the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" (*Freigabeverfahren*) pursuant to Art. 246a Section 1 German Stock Corporation Act (*Aktiengesetz, AktG*), Carl Zeiss Meditec was able to conclude the take-over of Carl Zeiss Surgical. The implementation of the capital increase was entered on the commercial register at Jena Local Court on 26 October 2006. Thus the appointed date of the initial consolidation is 1 November 2006. In total, the share capital of Carl Zeiss Meditec AG was increased from around € 32.5 million by € 48.8 million to about € 81.3 million.

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Within the scope of the combined capital increase against cash / contribution in kind, Carl Zeiss AG and Carl Zeiss Inc. purchased 25.4 million and 6.1 million new shares, respectively, of Carl Zeiss Meditec AG by exercising the subscription rights allocated to them. To this end, Carl Zeiss AG and Carl Zeiss Inc. transferred their respective 100% shareholdings in the subsidiaries Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. to Carl Zeiss Meditec AG. The transfer of the holdings in Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. took effect from 1 October 2006 and covered all associated rights of the holdings, including any profits not yet distributed. Since no dividend was distributed to the investing companies Carl Zeiss AG and Carl Zeiss Inc. for financial year 2005/2006, in economic terms this constitutes a share contribution as of 1 October 2005. The remaining about 17.3 million new shares were offered to shareholders of Carl Zeiss Meditec AG against cash contributions; from this a further approx. 0.2 million new shares accrued to Carl Zeiss AG. All of the approximately 48.8 million new shares were admitted by resolution of the Frankfurt Stock Exchange on 2 November 2006 to the *Geregelter Markt* (Regulated Market) and at the same time to a subdivision of the *Geregelter Markt* with enhanced admission follow-up obligations (Prime Standard) and were included in the existing quotation as from 9 November 2006.

The Group received liquid funds totalling € 174.8 million (excluding bank commissions and expenses in conjunction with its capital increase) from the cash component of the capital increase.

With this acquisition, the Carl Zeiss Meditec Group, to date exclusively focused on ophthalmology, is developing into an integrated medical technology company with a unique product portfolio in ophthalmology and ophthalmic surgery, which also has excellent prospects in the growth market of neuro/ear, nose and throat surgery. In the Carl Zeiss Meditec Group's estimation, both these markets are positively influenced by demographic, macroeconomic and technological trends and promise attractive growth rates long-term.

With effect from 15 November 2006 Carl Zeiss Meditec acquired 100% of the shares in Ioltech S.A. The remaining minority shareholders were excluded by way of a squeeze out in return for cash compensation after the acquisition of a block of 110,174 shares on 10 July 2006, which meant the Company exceeded the required shareholding threshold of 95%. Ioltech was also delisted from Section C of the Eurolist on the Paris Stock Exchange, Euronext with effect from 15 November 2006.

On 9 November 2006 Carl Zeiss Meditec was informed in a press release of IntraLase Corp. that this company has obviously filed a claim in the United States against Carl Zeiss Meditec and its affiliated companies for alleged misuse of confidential and protected information. No official statement of claim had been served by mid-November 2006, however. Carl Zeiss Meditec has carefully investigated the allegations asserted by IntraLase and is of the opinion that these are unfounded and lack any basis. Nevertheless, the possibility of further appeals being served in this connection in future cannot be ruled out.

6. Remuneration report

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15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
35 4. Research and development report
36 5. Supplementary report
38 **6. Remuneration report**
38 **6.1 Remuneration of the Management Board**
40 6.2 Remuneration of the Supervisory Board
41 7. Risk report
47 8. Forecast report
50 9. Closing statement on the dependent company report

6.1 Remuneration of the Management Board

6.1.1 Structure and amount of remuneration paid to the Management Board

The Supervisory Board's Personnel Committee decides the amount and structure of the remuneration to be paid to the Management Board. The remuneration paid to the Management Board of Carl Zeiss Meditec AG consists of a fixed and a variable portion. The variable portion is split into one component that is contingent upon the achievement of certain targets for the respective financial year and one component with a long-term incentive effect and risk elements.

The fixed portion of the remuneration paid to the Management Board is not contingent upon the achievement of certain targets. It is paid monthly.

The variable portion of the remuneration, which relates to targets set for the respective financial year, is contingent upon the achievement of certain quantitative and qualitative targets. The quantitative targets, which bear the most weight, are revenue, EBIT and Economic Value Added® ("EVA®"). Strategic targets agreed individually between the Chairman of the Supervisory Board and the members of the Management Board are also taken into consideration. This portion of the remuneration is paid after the end of the respective financial year. The amount paid depends on the degree to which the targets were achieved.

In addition to the two portions of Management Board remuneration described above, there is also a Long Term Incentive Programme ("LTIP"), which is effective for the first time for financial year 2005/2006. This programme consists of a remuneration component with a long-term incentive effect and risk elements.

The LTIP for Management Board members Krauss and Hirsch has a term until 30 September 2008. Within the scope of this LTIP, both Management Board members may achieve an additional so-called "target income" of € 240 thousand after this three-year period. A key requisite for being entitled to this payment, however, is the achievement of a certain EVA® target for the three-year period set by the Supervisory Board, which will be evaluated as of 30 September 2008. The overachievement of this target is limited to a maximum of 200%. In addition, the respective Management Board member's contract of employment may not have been terminated as of 30 September 2008. For the purposes of setting up appropriate provisions an annual performance review is carried out at the balance sheet date at the end of the respective financial year. The accrued amounts are not earned until the end of the period, however, and are only paid out at this time if the respective targets have been sufficiently met. In the event of a reduction in the degree to which targets are achieved during this period, the provisions already set up are reversed. In financial year 2005/2006 separate provisions of € 112 thousand were set up for Management Board members Krauss and Hirsch within the scope of the LTIP.

The LTIP of the Management Board member Taylor is part of his remuneration package with Carl Zeiss Meditec Inc. and considers the specifics of the US market. The achievement of objectives is geared towards the achievement of annual targets and thus to the achievement of the variable remuneration specified on an annual basis, with the distinction that payment is only made if the beneficiary does not terminate his contract of employment during the period of the programme. The LTIP for Mr. Taylor

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has a term of at least three years. In addition, there is an option to extend it to a maximum term of five years. During the term of the programme the balance earned gains interest at a rate that increases with the beneficiary's length of service. During financial year 2005/2006, provisions totalling € 61 thousand were formed for Management Board member Taylor within the LTIP.

Table 7: Itemised breakdown of remuneration paid to the members of the Management Board of Carl Zeiss Meditec (figures in € '000)

	Remuneration for financial year 2005/2006		
	Fixed remuneration component	Variable remuneration (performance-related)[10]	Total remuneration for financial year 2005/2006
Ulrich Krauss	171	117	288
Bernd Hirsch	171	117	288
James L. Taylor	244	183	427

6.1.2 Pension scheme for members of the Management Board

The appropriation to provisions for pensions or pension funds is to be stated annually for pension commitments. In financial year 2005/2006 these amounted to € 44 thousand (IFRS) for the two members of the Management Board Hirsch and Krauss. No pension provisions are being set up for Management Board member Taylor. Instead, the US Group company is paying the employer's contribution of a savings scheme – a Defined Contribution Plan – for him, as it does for the majority of its employees. The contributions paid for Mr. Taylor amounted to € 9 thousand in financial year 2005/2006. They are not included in the fixed remuneration mentioned above.

Projected unit credits for pensions for former members of the Management Board of Carl Zeiss Meditec amounted to € 203 thousand.

6.1.3 Premature termination of the employment contract of members of the Management Board

In the event of a premature termination of the employment relationship, the contracts for members of the Management Board do not contain any express promise of a severance payment. A severance payment may, however, ensue from a severance agreement concluded on an individual basis.

10 Including additional expense for the previous year

6.2 Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board is calculated according to Art. 19 (1) of the current version of the Articles of Association of Carl Zeiss Meditec AG. According to the Articles of Association, the Supervisory Board itself decides how the performance-related remuneration[11] is distributed amongst its members. The remuneration to be paid shall consider the positions of the Chairman and the Deputy Chairman of the Supervisory Board as well as committee membership (see the Report of the Supervisory Board in this Annual Report for further information). Thus, the amount to be paid is determined on the basis of the varying fixed remuneration for the Chairman of the Supervisory Board and his Deputy. Regarding the performance-related remuneration, functions on Supervisory Board committees are also taken into account. The table below shows an itemised breakdown of the remuneration paid to the Supervisory Board:

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15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
38 6.1 Remuneration of the Management Board
40 6.2 Remuneration of the Supervisory Board
41 7. Risk report
41 7.1 Risk management system
42 7.2 Market and competition
42 7.3 New technology and products
43 7.4 Approval of products
43 7.5 Dependence on affiliated companies and external suppliers
44 7.6 Patents and intellectual property
44 7.7 Loss of confidential data
45 7.8 Product liability risk
45 7.9 Acquisition of businesses
46 7.10 Legal risks
46 7.11 Other disclosures in accordance with Art. 315 (2), No 2 HGB
47 8. Forecast report
50 9. Closing statement on the dependent company report

Table 8: Itemised breakdown of remuneration paid to the members of the Supervisory Board of Carl Zeiss Meditec (figures in € '000)

	Remuneration for financial year 2005/2006 pursuant to Art. 19 (1) of the Articles of Association of Carl Zeiss Meditec AG[12]	
	Fixed remuneration	**Performance-related remuneration**
Dr. Michael Kaschke	20.0	26.3
Alexander von Witzleben	15.0	18.8
Dr. Markus Guthoff	10.0	22.6
Dr. Manfred Fritsch[13]	4.4	8.3
Dr. Dieter Kurz[14]	5.6	10.5
Franz-Jörg Stündel[15]	10.0	18.8
Wilhelm Burmeister[15]	10.0	15.1

In financial year 2005/2006 the Company did not pay any further remuneration or benefits for personally rendered services (in particular advisory and agency services) to the members of the Supervisory Board.

11 Art. 19 (1) of the current version of the Articles of Association refers for the calculation of the variable remuneration to the Carl Zeiss Meditec Group's net income for the year according to US GAAP. In line with Art. 315a of the German Commercial Code (Handelsgesetzbuch, HGB) and EU Regulation No. 1606/2002/EC the financial statements of the Carl Zeiss Meditec Group are to be prepared in accordance with the International Financial Reporting Standards ("IFRS") for the first time for financial year 2005/2006. According to this and in compliance with the existing regulations of the Articles of Association, the variable remuneration is therefore to be calculated (i.e. consolidated net income after minority interest). Carl Zeiss Meditec AG intends to adjust the present regulation of the Articles of Association to the amended legal requirements at the Annual General Meeting for financial year 2005/2006.
12 See footnote 11
13 Member of the Supervisory Board until 10 March 2006 inclusive
14 Member of the Supervisory Board since 11 March 2006
15 Employee representatives legally appointed to the Supervisory Board on a voluntary basis

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7. Risk report

7.1 Risk management system

Within the scope of its operating activities, the Carl Zeiss Meditec Group is naturally exposed to numerous risks that are inextricably linked to business.

Risk management is an integral part of corporate management at Carl Zeiss Meditec based on three major components:

Risk management system: In order to be able to identify risks to the business of the Group in due course, evaluate them and take the appropriate countermeasures, the Group has set up a risk management system. A key component of this is a database-assisted software solution, which is used for regularly recording, systematising and evaluating risks, their estimated probability of occurrence and their damage potential.

Controlling instruments: The controlling department at Carl Zeiss Meditec keeps the Management Board, the Managing Directors of the subsidiaries and all responsible decision-makers within the Carl Zeiss Meditec Group regularly informed about emerging risks based on key ratios, thereby supplementing the risk management system.

Certified quality management: A key element is the certified quality management system of the Group. Clearly structured and documented quality management processes ensure not only transparency, but are now in most markets a prerequisite for obtaining regulatory approval for the marketing of medical products. The quality assurance system employed by Carl Zeiss Meditec was certified by DQS GmbH Deutsche Gesellschaft zur Zertifizierung von Managementsystemen and complies with the US standard for Good Manufacturing Practice ("GMP"), 21 C.F.R. part 820, Quality System Regulation. A major objective of these certified processes is risk prevention.

The risk management system is an integral part of the overall controlling and reporting process of the Company and ensures the systematic recording and evaluation of risks. It also guarantees that the relevant information is forwarded immediately to the responsible decision-makers. The main features of this system are as follows:

- Under the direction of a central risk manager, the responsible employees on the different sites regularly assess processes, transactions and developments for existing risks.
- Risks are identified and evaluated using standardised risk matrices.
- Regular risk reports are sent to the Management Board, the Managing Directors of the subsidiaries and other decision-makers within the Group on the basis of given threshold values for relevant risks and according to the classification using the risk matrices.
- On this basis suitable steps are taken to avoid identified risks, reduce the probability of their occurrence and minimise the potential financial losses of such risks.

Like the internal reporting, the risk management system is also subject to an internal audit from time to time and continual development. In addition, the risk management system is part of the annual audit by the certified auditor.

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17 2. Structure of the consolidated financial statements
18 3. Business report
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
41 7.1 Risk management system
42 **7.2 Market and competition**
42 **7.3 New technology and products**
43 **7.4 Approval of products**
43 **7.5 Dependence on affiliated companies and external suppliers**
44 7.6 Patents and intellectual property
44 7.7 Loss of confidential data
45 7.8 Product liability risk
45 7.9 Acquisition of businesses
46 7.10 Legal risks
46 7.11 Other disclosures in accordance with Art. 315 (2), No. 2 HGB
47 8. Forecast report
50 9. Closing statement on the dependent company report

7.2 Market and competition

Competitive pressure in medical technology is expected to increase further. Some of the Carl Zeiss Meditec Group's competitors are larger than the Carl Zeiss Meditec Group in terms of their total revenue, and have greater financial resources to deal with competitive pressure. In addition, large, financially more powerful companies may buy existing competitors or new competitors may enter the market. Competitive pressure or an increase of the competitive pressure resulting therefrom may lead to lower sales prices, margin pressure and/or the loss of market share.

Health insurance funds, insurance companies or government health schemes reimburse the costs of certain medical treatments carried out with the help of products of the Carl Zeiss Meditec Group. Changes in health and reimbursement policy in Germany or abroad could lead to the refusal of or reduction in reimbursement services. If reimbursement rates are too low, the profit margin of doctors and hospitals may fall, which may cause them to stop or to carry out the respective treatments only to a smaller extent. In addition, there can be no guarantee that patients are willing or in a position to cover all or some of the costs of the treatment carried out with products of the Carl Zeiss Meditec Group. Furthermore, there can be no assurance that the health insurance funds, insurance companies or government health schemes will offer any reimbursement for newly introduced products. The complete or partial refusal of reimbursements could reduce the demand for products of the Carl Zeiss Meditec Group.

Some products of the Carl Zeiss Meditec Group are mainly used for treatments for which patients receive no reimbursement from health insurance funds, insurance companies or government health schemes. This applies in particular to laser treatments for the correction of vision defects. The demand for such treatments may decline if the disposable income of private households decreases as a result of market conditions, or if there is uncertainty about the further development of income of private households. Demand behaviour may, however, also be influenced by other factors, such as press reports about the potential risks of such treatments, or changed fashions or trends. A decline in the demand for such treatments may lead to a decrease in the Carl Zeiss Meditec Group's revenue, as doctors and treatment centres, as a consequence, may buy a smaller number of such devices or stop buying them.

7.3 New technology and products

The markets in which the Carl Zeiss Meditec Group operates are characterised by a constant stream of technological innovations. Innovation skills and rapid product development are key competitive factors. New scientific findings may lead to shorter development and product cycles, alternative technologies or new pharmaceutical procedures. Competitors that are the first to introduce innovative products for better treatment methods in the market may gain market shares from other providers. The success of the Carl Zeiss Meditec Group therefore depends heavily on the quick development of innovative and market-driven products, and on the timely recognition and conversion of new technology trends and new medical findings into new products. Should the Group lose touch with technological developments on the market, react too late to major technological developments, or fail to identify a market trend in due time or at

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all, this could have an impact on the Group's competitive position. One or several products of the Group could also be entirely replaced by alternative technologies, pharmaceutical procedures or treatment methods. This could decrease or even completely eliminate demand for certain products in future, which could result in losses in revenue and earnings.

Carl Zeiss Meditec actively counters this risk by making substantial investments in the field of research and development, as well as in the upstream areas of Market Intelligence, New Business Development and Advanced Technologies.

The ability of the Carl Zeiss Meditec Group to develop new products and technologies or enhance existing ones, and market them successfully, depends also on its ability to recruit well qualified employees and keep them with the Group long-term. When looking for qualified employees, the Carl Zeiss Meditec Group has to compete with many other companies in the same sector. Should it fail to continue recruiting and retaining enough qualified employees, this could limit the technical advancement and sale of the products and services offered by Carl Zeiss Meditec.

7.4 Approval of products

In almost all of the countries in which the Carl Zeiss Meditec Group is active, business activities in the medical technology sector are subject to comprehensive government regulation. Particular attention must be paid to legal requirements concerning the manufacture and marketing of medical devices. In many countries, medical technology devices require explicit marketing approval or certifications. Since the products of the Group are intended for a global market, they must comply with the relevant legal requirements worldwide.

Although the relevant legal requirements are incorporated into all stages of development, production and distribution, there can be no guarantee that regulatory approvals for the launch of the products in the market as scheduled by the Company will be granted at all or in due time, or that the various registrations of the Group will continue to exist in the future or will be renewed. This could lead to losses in revenue. For instance, if the regulatory approval of a product is delayed, competitors may launch new products in the meantime and thereby win market shares as a product whose market launch is delayed may, in some circumstances, in whole or in part not be accepted. It can also not be ruled out that a sales ban may be imposed on the products of the Carl Zeiss Meditec Group, or that the requirements for regulatory approval may be tightened in future.

In order to be able to identify such developments in good time and react appropriately, the Group keeps a close eye on developments in this area and monitors approval procedures in great detail within the scope of its quality management system.

7.5 Dependence on affiliated companies and external suppliers

The Carl Zeiss Meditec Group and the Carl Zeiss Group have close contractual relationships in some areas. This relates in particular to the procurement of IT services, agreements with distribution companies of the Carl Zeiss Group to ensure the distribution of products of the Carl Zeiss Meditec Group in various buying countries where the Carl Zeiss Meditec Group is not represented by its own distribution staff. It cannot be ruled out that the conditions for the services provided for the Carl Zeiss Group may deteriorate in future. This involves the risk that

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17 2. Structure of the consolidated financial statements
18 3. Business report
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
41 7.1 Risk management system
42 7.2 Market and competition
42 7.3 New technology and products
43 7.4 Approval of products
43 **7.5 Dependence on affiliated companies and external suppliers**
44 **7.6 Patents and intellectual property**
44 **7.7 Loss of confidential data**
45 **7.8 Product liability risk**
45 **7.9 Acquisition of businesses**
46 7.10 Legal risks
46 7.11 Other disclosures in accordance with Art. 315 (2), No. 2 HGB
47 8. Forecast report
50 9. Closing statement on the dependent company report

the Carl Zeiss Meditec Group may be unable to quickly turn to other, cheaper providers.

The Carl Zeiss Meditec Group mainly uses components from external suppliers to manufacture its products. The cooperation with external suppliers is becoming progressively more intense due to the general cost pressure and the complexity of the components being supplied, which leads to mutual dependencies. Outsourcing contracts to third parties involves the risk of non-delivery or delivery delays, if individual business or cooperation partners do not fulfill their contractual obligations properly or at all. It cannot be ruled out that the external suppliers may raise the prices for the services rendered in the future. Furthermore, suppliers may decide, for various reasons, to terminate their business relationships with the Company. Qualifying new suppliers, which would be necessary in this case, may take a long time. In addition, the Carl Zeiss Meditec Group may be liable vis-à-vis its own customers for the breach of contractual obligations by its business and cooperation partners. This could have negative implications for the production, sales and the quality of the Group's products.

Thanks to the qualification of its suppliers, the identification of secondary suppliers and the preparation of a strategic inventory plan, Carl Zeiss Meditec takes the best possible measures to counter these risks.

7.6 Patents and intellectual property

The competitiveness of the Carl Zeiss Meditec Group depends on the protection of its technological innovations against the use of these innovations by third parties. In order to achieve this, the Group protects its own inventions through patents, acquires or licences patents from third parties and endeavours to protect these patents and its other intellectual property. The expiry of property rights, particularly patents, as well as the geographical limitation of property rights could, however, result in new or existing competitors using the inventions of the Carl Zeiss Meditec Group to enter the market or strengthen their market position.

Furthermore, in spite of the measures taken by the Group to protect its patents and other intellectual property, third parties may still attempt to copy products of Carl Zeiss Meditec Group in whole or in part, since the unauthorised use of intellectual property is generally difficult to monitor and copyright laws only provide limited protection. In this context, the Carl Zeiss Meditec Group may become involved in lengthy and costly litigation proceedings. There is no guarantee that the measures of Group to protect its own intellectual property rights will successfully prevent the development and design of products or technologies that are either similar to or that could compete with the products of the Carl Zeiss Meditec Group. If the technological innovations cannot be sufficiently protected, the competitiveness of the Carl Zeiss Meditec Group may be impaired.

In order to avoid the aforementioned litigation, the Group regularly analyses patents and patent applications in the relevant fields.

7.7 Loss of confidential data

The Carl Zeiss Meditec Group owns various business secrets. It cannot be guaranteed that the confidentiality of these business secrets can be effectively protected and remain intact. If business secrets of the Carl Zeiss Meditec Group become known to competitors, this may have negative effects on the Group's competitive position.

In the sphere of IT solutions the Group has established a number of mechanisms for the protection of confidential data.

7.8 Product liability risk

There is an inherent risk that malfunctions of some of the medical devices manufactured by the Carl Zeiss Meditec Group may cause injuries to patients. The risk cannot be entirely excluded, even if the Carl Zeiss Meditec Group employs all reasonable quality control measures and complies with all legal requirements. Although no significant product liability claims have been made against the Group to date, no guarantee can be given that the Carl Zeiss Meditec Group will not be faced with such claims in the future. This may also lead to considerable legal costs, irrespective of whether a claim for damages ultimately materialises.

The Group has covered itself against possible product liability claims by means of product liability insurance. A particular risk is posed by potential product liability claims brought against the Group in the USA, since damages awarded by US courts can be very high. Product liability cases may also require costly recall campaigns. It cannot be entirely excluded that the Carl Zeiss Meditec Group's existing insurance coverage may not be sufficient for potential claims, nor can it be guaranteed that the Carl Zeiss Meditec Group will be able to take out insurance policies against product liability risks at acceptable economic conditions in future.

7.9 Acquisition of businesses

In accordance with IFRS 3, the goodwill, which usually arises from the acquisition of other companies, is not subjected to planned amortisation but rather is regularly examined for impairment. To this end, an impairment test is performed, discounting future cash flows for the individual acquired businesses to the balance sheet date. In the event of a sustained deterioration in the net worth, financial position or earnings of the acquired companies, it cannot be ruled out that the Group may be forced to show an impairment affecting net income for the goodwill entered in the balance sheet in the consolidated financial statements.

As a result of the acquisitions of the former Asclepion-Meditec AG performed in the past by Carl Zeiss Ophthalmic Systems AG, the former hiko medical communication GmbH (today trading as Carl Zeiss Meditec Systems GmbH), the US company Laser Diagnostic Technologies Inc. and the French Ioltech S.A., Carl Zeiss Meditec is showing goodwill totalling around € 101.4 million in the consolidated balance sheet as of 30 September 2006. The impairment test carried out in the current financial year did not give any indication of impairment of the assets allocated to this balance sheet item. On the basis of business trends, the Group anticipates positive results for future tests. For the future, however, it cannot be completely ruled out that the net worth, financial position and earnings of individual or all of the acquired companies referred to above will deteriorate permanently. In such an event, Carl Zeiss Meditec may be forced to show an impairment affecting net income for the goodwill entered in the balance sheet in the consolidated financial statements.

In the future, the Group's continued growth can be achieved, among other things, by acquiring other companies. In this respect, the Carl Zeiss Meditec Group competes with other manufacturers for suitable acquisition targets. Suitable target companies may not be available or may not be acquired at acceptable conditions. Acquisitions also bear the additional entrepreneurial risk that the acquired company does not perform as expected in the market and does not reach the revenue or earnings figures or synergies targeted in connection with the acquisition.

In connection with future acquisitions of other companies that may be performed, there is in principle a possibility that the Company

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15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
41 7.1 Risk management system
42 7.2 Market and competition
42 7.3 New technology and products
43 7.4 Approval of products
43 7.5 Dependence on affiliated companies and external suppliers
44 7.6 Patents and intellectual property
44 7.7 Loss of confidential data
45 7.8 Product liability risk
45 **7.9 Acquisition of businesses**
46 **7.10 Legal risks**
46 **7.11 Other disclosures in accordance with Art. 315 (2), No. 2 HGB**
47 **8. Forecast report**
47 **8.1 General economic conditions**
47 **8.2 Strategy**
47 **8.3 Competitive strengths**
48 8.4 Planning assumptions
48 8.5 Outlook
50 9. Closing statement on the dependent company report

may be unable to fully integrate these companies into the Carl Zeiss Meditec Group. In such an event, this could have a negative impact on the net worth, financial position and earnings of the Carl Zeiss Meditec Group.

7.10 Legal risks

In connection with its business operations, the Carl Zeiss Meditec Group is party to various litigation proceedings or may become involved in such proceedings in the future. It is not possible to determine or predict the outcome of pending or threatened proceedings. Involvement in any litigation could lead to considerable costs, irrespective of the outcome.

Further details of legal disputes and arbitration proceedings involving Carl Zeiss Meditec can be found in the section "(18) Contingent liabilities and other financial commitments" in the Notes to the consolidated financial statements.

7.11 Other disclosures in accordance with Art. 315 (2), No. 2 HGB

As a matter of principle, price change risks cannot be ruled out. However, Carl Zeiss Meditec counters these risks by focusing on product innovations and optimising its production costs.

Potential risks arising from the loss of trade receivables are minimised by an active accounts receivable management system. The Group also regularly sets up adequate allowances to cover such risks. On the whole, however, this can be regarded as a limited risk. The ratio of valuation adjustments of trade receivables to consolidated revenue was 2.3% in the year under review (previous year: 3.0%).

The financial situation of Carl Zeiss Meditec can be considered stable. Cash and cash equivalents amounted to € 46.6 million as of the balance sheet date 30 September 2006. These are added to credit of € 32.3 million, expressed as receivables from the Group Treasury of Carl Zeiss AG. Restricted cash totalled € 4.7 million as of 30 September 2006. The Group also generated cash flow from operating activities of € 42.9 million in the period under review. There are therefore no liquidity risks at the present time.

Carl Zeiss Meditec is not subject to any significant fluctuations in cash flow that would result, for example, from a distinct seasonality of the business.

As a company with global operations, Carl Zeiss Meditec is exposed to the risk of currency rate fluctuations and has entered into currency forward contracts to hedge against its exchange risks on the basis of planned transactions in foreign currencies. These contracts generally cover a period of less than one year.

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8. Forecast report

8.1 General economic conditions

The German Institute for Economic Research (DIW) expects real gross domestic product (GDP) to grow by 3.1% worldwide in 2007 and thus at a slightly slower rate than in 2006. This DIW forecast assumes a constant oil price and constant exchange rates, as well as slightly increasing interest rates in industrialised countries. Risks for the global economy arise from rising raw materials prices, particularly the oil price, and from a possible correction of the foreign trade deficit in the United States, which would be associated with a weaker economic situation in the US and a significant depreciation of the US dollar. The DIW expects the dynamic growth in the emerging markets to slow down slightly.[16]

GDP in the USA is expected to increase by 2.7% in 2007 (2006: 3.5%); GDP in Japan is expected to rise 2.0% (2006: 2.7%). In terms of the euro-zone, the DIW forecasts an increase in GDP of 2.3%.[17] Over the year, the DIW expects average growth of just 1.4% in Germany's real gross domestic product.[18] The DIW attributes this slow-down of growth in particular to the increase in value-added tax by 3.0%-points as of 1 January 2007 and to the downward trend in the market situation abroad.

8.2 Strategy

The acquisition of Carl Zeiss Surgical is a continuation of the growth strategy that we have been pursuing to date. The aim of this transaction is to secure and further expand the Company's profitable growth to date, to consolidate its market position with respect to competitors and to increase the Company's attractiveness as a partner for its customers and for potential cooperation partners. The core elements of this strategy are as follows:

- Continual expansion of the product portfolio focussing on ophthalmic surgery and neuro/ENT surgery;
- Growth through expansion both in the market segments of medical technology already addressed and through entry into adjacent market segments;
- Increase in efficiency through the integration of Carl Zeiss Surgical into Carl Zeiss Meditec in the fields of research and development, sales and service, and
- Increase in the attractiveness of the Carl Zeiss Meditec Group as a consistently reliable partner for customers, employees, investors and other cooperation partners by combining business activities and creating a uniform market presence under the "ZEISS" brand.

8.3 Competitive strengths

Our strategy is based on a range of competitive strengths that we believe the Carl Zeiss Meditec Group has. These include in particular:

- Use of the world-renowned and reputed "ZEISS" brand;
- Leading market positions in the devices and systems markets for ophthalmology and in the visualisation segment of the market for ophthalmic surgery and neuro-/ENT surgery, in Carl Zeiss Meditec's estimation;
- The global presence of the Carl Zeiss Meditec Group due to having its own subsidiaries in the key medical technology markets Germany, France, the USA, and Japan, and through the use of the Carl Zeiss Group's distribution network in other markets;

16 Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2006 "The Situation of the Global and German Economies in Autumn 2006", 23 October 2006, Berlin, p. 563
17 Cf. ibid., p. 562
18 Cf. ibid., p. 576f

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15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
47 8.1 General economic conditions
47 8.2 Strategy
47 **8.3 Competitive strengths**
48 **8.4 Planning assumptions**
48 **8.5 Outlook**
50 9. Closing statement on the dependent company report

- A broad product range in ophthalmology, which enables the Company to offer integrated solutions;
- A high level of innovative strength, which will be further enhanced by the bundling of the Carl Zeiss Meditec Group's resources in the field of research and development;
- Application skills in various medical fields and extensive technical expertise in the relevant areas, which will also promote the development of innovative products in future, and
- Experienced management team, whose members have many years of experience at an international level in the medical technology field.

8.4 Planning assumptions

In accordance with leading economic research institutes such as the DIW, Carl Zeiss Meditec is forecasting a global increase in GDP of around 3% next year. Given the current situation, this growth trend should also continue the year after that. For the markets we target, we assume – depending on the segment – growth rates of between 4% and 10%.

Risks we see for this forecast include in particular a deterioration of the global economy, the emergence of new treatment methods not anticipated by us and a change in the cost reimbursement policy for certain treatments in individual markets.

Part of the future development of the Carl Zeiss Meditec Group also depends on the availability of meaningful external growth opportunities. Whether these can actually be realised depends, however, on the availability of suitable companies or cooperation partners at acceptable economic conditions.

8.5 Outlook

Based on the general conditions and planning assumptions above, we assume that we will be able to continue our successful business development in the next two financial years. Further expansion of our product range and the systematic development of new markets and segments will bring Carl Zeiss Meditec (including Carl Zeiss Surgical) additional opportunities, thus creating the potential for further profitable growth. Another decisive criterion for the Company to expand its competitive position in the field of ophthalmology is having all-round technological and application expertise. As before, therefore, we plan to invest about 10% of consolidated revenue in research and development.

In ophthalmology, we expect to continue to secure and expand our market position in the "Diagnosis" and "Laser and IOL" segments particularly on the basis of our innovative product portfolio. Given the current situation clear growth drivers should mainly come from the "Americas" and "Asia / Pacific" regions. In Europe, in particular, there are additional opportunities arising from the regional expansion of intraocular lense sales. This growth will also be further supported by product innovations such as the

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two new intraocular lenses XL Stabi® and Invent ZO®, as well as future new IOLs. Further impetus for growth may arise in the medium term from the progressive networking of individual diagnostic and treatment systems.

In neuro/ENT surgery, we will continue to drive forward the development of new visualisation solutions. Most importantly, the goal here is to give surgeons additional tools that allow them to further improve the precision of their treatments and increase their efficiency. We also intend to enter the neighbouring market segment of surgical instruments where we are not yet represented. The goal, in the medium-term, is to expand our product offering in neuro/ENT surgery in the same way as that in ophthalmology to form a solutions offering, generating possible further growth opportunities.

On the basis of continued solid business development, drawing on the information available to us today we expect in financial year 2006/2007 to reach consolidated earnings higher than the figure for the prior year.[19] The Group's tax rate will again increase in 2006/2007, having been party influenced by one-time effects in 2005/2006. For the coming years, Carl Zeiss Meditec (incl. Carl Zeiss Surgical) will strive to continue its profitable growth course.

19 In the interests of offering a high degree of transparancy to all of its shareholders, the Carl Zeiss Meditec Group (including Carl Zeiss Surgical) reserves the right to further elaborate on its statements on its economic performance. A prerequisite for this is to sensibly reconciliate the previously independent planning of Carl Zeiss Meditec and Carl Zeiss Surgical and to check the validity of the resulting data.

9. Closing statement on the dependent company report

Page

15 1. Executive summary
17 2. Structure of the consolidated financial statements
18 3. Business report
35 4. Research and development report
36 5. Supplementary report
38 6. Remuneration report
41 7. Risk report
47 8. Forecast report
50 **9. Closing statement on the dependent company report**

Declaration by the Management Board pursuant to Art. 312 (3) AktG

As a member of Carl Zeiss AG, Carl Zeiss Meditec AG has prepared a dependent company report pursuant to Art. 312 German Stock Corporation Act (AktG). Under the circumstances known to the Management Board at the time the legal transactions were concluded, the companies of Carl Zeiss Meditec AG received an appropriate consideration for each of the transactions listed in this report on relations to affiliated companies and were not disadvantaged by the adoption of any of the measures stated in this report, or by their omission.

Jena, 23 November 2006

Ulrich Krauss	Bernd Hirsch	James L. Taylor
President and CEO	Member of the Management Board	Member of the Management Board

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Consolidated income statement (IFRS) 1.10.2005 – 30.09.2006

Figures in € '000	Note	Financial year 2005/2006		Financial year 2004/2005	
			1.10.2005 – 30.09.2006		1.10.2004 – 30.09.2005
Revenue	(2o)		**390,563**		**323,672**
Cost of goods sold			(206,804)		(171,419)
Gross profit			**183,759**		**152,253**
Selling and marketing expenses			(74,882)		(67,860)
General and administrative expenses			(23,614)		(17,376)
Research and development expenses	(21)		(38,303)		(31,760)
Other income			821		186
Foreign currency gains / (losses), net	(2b) (19)		305		291
Earnings before interests, income taxes, depreciation and amortisation		*58,851*		*44.852*	
Depreciation and amortisation		*(10,765)*		*(9,118)*	
Earnings before interests and income taxes			**48,086**		**35,734**
Interest income			2,472		1,373
Interest expense			(3,369)		(3,515)
Write-ups, depreciation and impairment of financial assets			(1,627)		-
Earnings before income taxes			**45,562**		**33,592**
Income tax expense	(22)		(15,858)		(13,508)
Net income			**29,704**		**20,084**
Attributable to:					
Shareholders of the parent company			26,688		16,323
Minority interest			3,016		3,761
Profit per share, attributable to the shareholders of the parent company in the current financial year (€):					
- Basic	(2q)		**0.82**		**0.54**

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

Consolidated balance sheet (IFRS) for the year ended 30 September 2006


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Figures in € '000	Note	30.09.2006	30.09.2005
ASSETS			
Goodwill	(2d) (4)	101,380	93,989
Intangible assets	(2e) (5)	25,665	30,718
Property, plant and equipment	(2f) (6)	29,865	29,755
Loans	(7)	-	1,660
Investments	(7)	362	362
Deferred tax assets	(2h)	17,800	19,842
Noncurrent trade receivables	(9)	-	212
Other noncurrent assets		25	111
Total noncurrent assets		**175,097**	**176,649**
Inventories	(2i) (8)	56,345	54,036
Trade receivables	(9)	58,693	55,384
Accounts receivable from related parties	(2s) (23)	7,162	5,852
Treasury receivables	(2s)	32,340	17,231
Other current assets	(10)	6,480	6,810
Restricted cash	(11)	4,685	-
Cash and cash equivalents	(2k)	46,638	50,003
Total current assets		**212,343**	**189,316**
Total assets		**387,440**	**365,965**

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

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Figures in € '000	Note	30.09.2006	30.09.2005
LIABILITIES AND EQUITY			
Share capital	(12)	32,524	32,524
Capital reserve		141,909	141,909
Retained earnings	(12)	60,579	39,904
Treasury shares	(12)	-	(4)
Gains and losses recognised directly in equity	(2l)	(11,922)	(8,924)
Equity before minority interest		223,090	205,409
Minority interest	(12)	10,083	13,804
Total equity		**233,173**	**219,213**
Provisions for pensions and similar commitments	(2m) (13)	1,784	2,187
Other noncurrent provisions	(2n) (14)	745	744
Noncurrent financial liabilities	(15)	24,729	26,009
Noncurrent leasing liabilities	(2j) (18)	22,708	24,895
Other noncurrent liabilities		2,401	1,276
Deferred tax liabilities	(2h)	7,121	8,285
Total noncurrent liabilities		**59,488**	**63,396**
Current provisions	(2n) (14)	20,096	22,556
Current accrued liabilities	(16)	14,111	7,339
Current financial liabilities		18	26
Current portion of noncurrent financial liabilities	(15)	1,152	1,269
Current portion of noncurrent leasing liabilities	(2j) (18)	1,012	1,031
Trade payables		15,362	19,071
Current income tax liabilities		9,059	5,983
Accounts payable to related parties	(2s) (23)	11,876	13,768
Treasury payables	(2s)	9,484	-
Other current liabilities	(17)	12,609	12,313
Total current liabilities		**94,779**	**83,356**
Total liabilities		**387,440**	**365,965**

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

15 Consolidated management report for financial year 2005/2006
51 Consolidated income statement (IFRS)
52 Consolidated balance sheet (IFRS)
54 Consolidated cash flow statement (IFRS)
55 Consolidated statement of changes in equity (IFRS)
56 Notes to the consolidated financial statements for financial year 2005/2006

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Consolidated cash flow statement (IFRS) 1.10.2005 – 30.09.2006

Figures in € '000	Note	Financial year 2005/2006	Financial year 2004/2005
		1.10.2005 – 30.09.2006	1.10.2004 – 30.09.2005
Cash flows from operating activities:			
Net income		**29,704**	**20,084**
Adjustments to reconcile net income to net cash provided by / (used in) operating activities			
Income tax expenses	(22)	15,858	13,508
Interest income / expenses		897	2,142
Depreciation and amortisation	(5) (6)	10,765	9,118
Appreciation and write-ups	(5) (6)	(63)	-
Impairment of financial assets	(7)	1,627	-
Gains / losses on disposal of property, plant and equipment		67	116
Interest and dividends received		2,229	1,338
Interest paid		(3,293)	(2,600)
Income tax reimbursement		369	-
Income taxes paid		(12,473)	(8,280)
Changes in working capital:			
Trade receivables	(9)	(6,904)	(5,488)
Inventories	(8)	(4,148)	(2,691)
Other assets	(10)	58	(1,504)
Trade payables		(348)	5,153
Provisions and financial liabilities	(13)	6,623	8,250
Other liabilities	(17)	1,901	(715)
Total adjustments		13,165	18,347
Net cash provided by operating activities		**42,869**	**38,431**
Cash flows from investing activities:			
Change of restricted cash	(11)	(4,685)	-
Investment in property, plant and equipment	(6)	(6,352)	(3,064)
Investment in intangible assets	(5)	(340)	(1,337)
Investment in plan assets pension fund	(13)	(1,750)	-
Proceeds from sale of property, plant and equipment		40	544
Repayment of loans		250	1,000
Proceeds from disposal of investments		-	318
Acquisition of the surgical business in Japan	(3)	-	(6,841)
Acquisition of the medical distribution organisation in France	(3)	(850)	-
Acquisition of consolidated companies, net of cash acquired (2005/2006: LDT: € 125 thsd., Ioltech: € 12,303 thsd., 2004/2005: LDT: € 21,647 thsd., Ioltech: € 76,926 thsd.)	(3)	(12,428)	(98,573)
Net cash used in investing activities		**(26,115)**	**(107,953)**
Cash flows from financing activities:			
Proceeds / (repayments) of noncurrent financial liabilities	(15)	(346)	(492)
Proceeds / (repayments) from current loans from related parties	(23)	(3,794)	5,782
Proceeds / (repayments) from noncurrent loans from related parties	(23)	-	19,546
(Increase) / decrease in treasury receivables	(23)	(16,019)	10,407
Increase in treasury payables		9,484	-
Repayment of convertible bonds issued by Ioltech		-	(5,673)
Change of leasing liabilities		(1,099)	(511)
Proceeds from a capital increase (net)		-	39,826
Dividend payments to minority shareholders of Carl Zeiss Meditec Co. Ltd. (Japan)	(12)	(2,020)	-
Dividend payments to shareholders of Carl Zeiss Meditec AG	(12)	(5,204)	-
Acquisition of treasury shares	(12)	(268)	-
Net cash provided by / (used in) financing activities		**(19,266)**	**68,885**
Effect of exchange rate fluctuation on cash and cash equivalents		(853)	892
Net increase / (decrease) in cash		**(3,365)**	**255**
Cash and cash equivalents, beginning of reporting period		50,003	49,748
Cash and cash equivalents, end of reporting period		**46,638**	**50,003**

The following notes to the consolidated financial statements are integral part of the consolidated financial statements.

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Consolidated statement of changes in equity (IFRS)

Figures in € '000	Share capital	Capital reserve	Retained earnings	Gains and losses recognised directly in equity	Treasury shares	Equity before minority interest	Minority interest	Total equity
As of 1.10.2004	**28,417**	**89,433**	**24,224**	**(10,279)**	**(178)**	**131,617**	**5,574**	**137,191**
Net income	-	-	16,323	-	-	16,323	3,761	20,084
Issuance of treasury shares to employees	-	-	-	-	174	174	-	174
Capital increase against consideration in kind	1,265	15,492	-	-	-	16,757	-	16,757
Capital increase against cash consideration	2,842	36,984	-	-	-	39,826	-	39,826
Foreign currency translation	-	-	-	1,355	-	1,355	-	1,355
Changes in the reporting entity	-	-	(643)	-	-	(643)	4,469	3,826
As of 30.09.2005	**32,524**	**141,909**	**39,904**	**(8,924)**	**(4)**	**205,409**	**13,804**	**219,213**
Net income	-	-	26,688	-	-	26,688	3,016	29,704
Dividend payments	-	-	(5,204)	-	-	(5,204)	(2,020)	(7,224)
Issuance of treasury shares to employees	-	-	-	-	4	4	-	4
Foreign currency translation	-	-	-	(2,996)	-	(2,996)	(514)	(3,510)
Changes in the reporting entity	-	-	(809)	(2)	-	(811)	(4,203)	(5,014)
As of 30.09.2006	**32,524**	**141,909**	**60,579**	**(11,922)**	**-**	**223,090**	**10,083**	**233,173**

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements for financial year 2005/2006

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Page

56 **(1) The Company**
56 **(2) Accounting and valuation principles**
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

(1) The Company

(a) Business operations

Carl Zeiss Meditec AG ("Carl Zeiss Meditec" or the "Company") and its subsidiaries are engaged in the business of developing, manufacturing and marketing medical laser and diagnostic systems, intraocular lenses and consumables for ophthalmic surgery. The headquarters of the parent company, Carl Zeiss Meditec AG, are located in Jena, Germany's traditional centre of excellence for optical and optical-related technologies. The Company has significant subsidiaries in the USA, in France, Japan and Germany. Together, these form the Carl Zeiss Meditec Group (the "Group"). The list of shareholdings in these notes to these financial statements provides a full list of the subsidiaries included in our consolidated financial statements.

The Group has until now focused on the ophthalmic market. The Company's customers are ophthalmologists in private practice, surgeons, optometrists, opticians and clinics worldwide.

Carl Zeiss Meditec AG is entered in the commercial register at Jena Local Court under HRB 205623. The domicile of the Company is 07745 Jena, Germany, Göschwitzer Straße 51-52. The consolidated financial statements can be obtained from the Company's domicile and are published in the Internet.

(b) Basis of presentation

The consolidated financial statements of Carl Zeiss Meditec AG as of 30 September 2006 are prepared for the first time in accordance with the International Financial Reporting Standards (IFRS), as they are applicable in the EU. All of the IFRS that apply on balance sheet date were taken into consideration. The present version of the consolidated financial statements complies with the principles of Art. 315a of the German Commercial Code (*Handelsgesetzbuch, HGB*). It forms the legal basis for the group accounting in accordance with international standards in Germany, in conjunction with the Regulation (EC) No. 1606/2002 of the European Parliament and Council dated 19 July 2002 relating to the application of international accounting standards, and applies for financial years commencing on or after 1 January 2005.

The financial year of Carl Zeiss Meditec and its subsidiaries ends on 30 September.

(2) Accounting and valuation principles

(a) Principles of consolidation

The consolidated financial statements include the statements of Carl Zeiss Meditec AG and its subsidiaries. Subsidiaries are companies that are controlled by Carl Zeiss Meditec. A company is controlled if Carl Zeiss Meditec has the opportunity to determine the financial and business policy in order to generate benefits from the company's activities. Carl Zeiss Meditec holds the majority of voting rights in all of the companies it controls.

Investments of less than 20% are reflected in the accounts by the cost method if the Company is unable to exercise significant influence and the investee enterprise is not listed on a stock exchange. The effects of intragroup transactions among consolidated companies have been eliminated.

(b) Foreign currency translation

The consolidated financial statements are prepared in thousands of euros (€ thousand), as the majority of group transactions are in this currency, and because this currency is the functional currency of Carl Zeiss Meditec. All amounts are stated in thousands of euros unless there is a note to the contrary. Figures are rounded according to proper commercial standards, which might result in slight discrepancies.

The assets and liabilities of those foreign subsidiaries whose functional currency is other than the euro are translated using the exchange rate as of the reporting date. Equity transactions are translated at historic rates of exchange on the date of the transaction. The figures in the income statement are converted at the average exchange rate for the financial year. Differences from currency translation are allocated to "Gains and losses recognised directly in equity".

Transactions conducted in foreign currencies are recorded using the rate of exchange in effect at the transaction date. Assets and liabilities denominated in foreign currency, such as cash and cash equivalents, trade receivables or payables, are revalued each reporting period until settlement. The resulting income or expenses are shown in the income statement under "Foreign currency gains/(losses), net".

The following table shows the exchange rates applied in the preparation of the consolidated financial statements:

Table 1

	Exchange rate on balance sheet date as of 30.09.2006	Exchange rate on balance sheet date as of 30.09.2005	+/- %	Average exchange rate 2005/2006	Average exchange rate 2004/2005	+/- %
US$	0.7893	0.8299	-4.9	0.8137	0.7872	3.4
JP¥	0.0067	0.0073	-8.2	0.0070	0.0073	-4.1

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with IFRS necessitates certain assumptions and estimates. These relate to the recognition and measurement of assets and liabilities, income and expenses, and the extent of contingent liabilities. The assumptions and estimates are for the most part related to the stipulation of useful life, accounting and valuation of provisions, as well as the certainty of realising future tax relief. Actual values may vary in individual cases from the assumptions and estimates made. Changes are shown at the time the true value became known.

(d) Goodwill and intangible assets with an indefinite useful life

Goodwill and intangible assets with an indefinite useful life are not subject to scheduled amortisation but are reviewed regularly for impairment (impairment test). During impairment testing as stipulated by IAS 36, the Company assesses whether or not an asset has been impaired. In this regard, Carl Zeiss Meditec determines (i) the cash-generating units, (ii) the respective net assets of the cash-generating units and (iii) the recoverable amounts for the cash-generating units.

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56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

Insofar as the recoverable amount of the asset, which corresponds to the higher of the fair value less costs to sell and the value in use, falls below the carrying amount, an impairment will be made. If the reason for previous impairment no longer applies, assets with the exception of goodwill are written up to cost, at the most.

The recoverable amounts for the cash-generating units are identified using cash flow forecasts. These are based on financial forecasts approved by the Company's management, and which are modified to current knowledge in each case. As a rule, they relate to a three year period. The discount rate used for cash flow forecasts is 9.5%. The interest rates correspond to IAS 36.55. Cash flows after the three year period are extrapolated using a 1.5% growth rate.

Carl Zeiss Meditec reviews its goodwill for impairment at least once a year or at the onset of major events or changed circumstances which indicate that the fair value of a reporting unit of the Group has fallen below its carrying amount. Capitalised intangible assets with an indefinite useful life are also tested for impairment at least once a year, until it has been established that their useful life is no longer indefinite.

Carl Zeiss Meditec completed its annual impairment testing of goodwill and capitalised intangible assets with an indefinite useful life in the last quarter of financial year 2005/2006. The results of these tests did not give any indication of impairment of goodwill or capitalised intangible assets with an indefinite useful life as of 30 September 2006.

With regard to the change in goodwill in financial year 2005/2006 please refer to the presentation in Note (4).

(e) Intangible assets

Acquired intangible assets are valued at cost minus accumulated amortisation and are subject to scheduled depreciation in accordance with the straight–line method over a period of 1 – 19 years, as far as their useful life is not indefinite (see Note (3) and Note (5)). These assets are also reviewed regularly for impairment (impairment test). Please refer to (d) above with regard to the approach taken in the impairment test.

Research costs are carried as ongoing expenses within the meaning of IAS 38 ("intangible assets").

According to IAS 38, development costs must be capitalised if certain conditions have been verifiably and cumulatively fulfilled. As a result of the risks that exist up until market launch of products with regards to the approval by the authorities, the condition of capability for future use or future sale of the intangible asset is not fulfilled, and no development costs were capitalised during the current financial year. In the previous year, on one occasion the conditions required to capitalise development costs were fulfilled for one project (see comments on the first-time application of IFRS in note (25)).

Carl Zeiss Meditec's expenses for software developed in-house are, on the whole, immaterial, and are thus recognised immediately as expenses.

(f) Property, plant and equipment
Property, plant and equipment are reported at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of each asset. The following depreciation periods are applied:

- *Buildings and leasehold improvements* — *3-33 years*
- *Plant and equipment, other fixtures and fittings, tools and equipment* — *1-14 years*

Leasehold improvements are depreciated over their estimated useful life or the term of the rental or lease agreement, if shorter. Estimated useful life is evaluated regularly by the Company's management in the light of current technological conditions. Maintenance and repairs are charged to expenses as incurred, while renewals and improvements that extend the useful life or increase capacity are capitalised if they fulfill the general criteria in accordance with IAS 16. In addition, property, plant and equipment are regularly reviewed for impairment (impairment test). Please refer to (d) above with regard to the approach taken in the impairment test. Upon the sale or retirement of property, plant and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss disclosed in the income statement.

(g) Financial instruments and risk provisioning
Financial instruments are contracts which give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. According to IAS 32, these include primary financial instruments such as trade payables and receivables. They also include derivative financial instruments that are used to hedge against currency exchange risks and interest rate risks.

Financial assets and financial liabilities are taken into account in the consolidated balance sheet from the date on which the Group becomes a contracting party for the financial instrument. Financial assets that are acquired or sold at standard market conditions are generally accounted for on the settlement date. The existing primary financial instruments are carried at amortised cost, derivative financial instruments are carried at their fair value.

The following applies to the performance relationships underlying the primary financial instruments: depending on the type and amount of the respective performance, to minimise the default risk collateral is required, credit information/references are obtained or historical data from the previous business relationship, in particular payment behavior, is used. To the extent that default risks can be recognised for the individual financial assets, these risks are covered by allowances. The management is regularly involved in such decisions on risk provisioning.

The general credit risk from the derivative financial instruments used is not believed to be material, for reasons including creditworthiness reviews. It is not possible to ascertain any concentration of default risks from business relationships with individual debtors or groups of debtors.

Primary financial instruments

The primary financial instruments of the Company primarily consist of cash and cash equivalents, treasury receivables and payables (Group cash management of Carl Zeiss Financial Services GmbH, Oberkochen), trade receivables, trade payables, current and noncurrent financial liabilities.

The amortised cost of a financial asset or financial liability is the term used to describe that amount at which a financial asset or liability was valued when first recorded, less repayments and loss for impairment.

The amortised cost of current assets and liabilities are generally equivalent to the nominal or repayment amount.

Trade receivables and loans

Trade receivables and loans are disclosed at their nominal value, net of any allowance for accounts presumed to be uncollectible.

Appropriate valuation allowances are recorded against doubtful receivables and loans with discernible collection risks; unrecoverable receivables and loans are written off. This control measure takes into account historical bad debt losses, the size and adequacy of securities, as well as other relevant factors. Receivables and loans are written off against these valuation adjustments, if they are considered uncollectible. As a general principle, Carl Zeiss Meditec does not generate or purchase any receivables with the intention of selling them.

Noncurrent non-interest bearing receivables and loans are discounted based on market conditions; accrued interest is shown as income by the effective interest method.

Derivative financial instruments and hedging

Carl Zeiss Meditec is a company with global operations, and as such it is subject to exchange rate fluctuations. In order to hedge against this currency risk, it concludes forward exchange deals and forex option contracts based on planned transactions in foreign currency. Hedge accounting within the meaning of IAS 39 is not applied. These contracts generally cover a period of less than one year. The Company does not own any derivative financial instruments for trading purposes, nor does it issue such contracts.

The fair value of the derivative financial instruments generally corresponds to the market or stock-market value. The fair value of a financial instrument is estimated as the amount that could be obtained in a business transaction between independent contracting partners under prevailing market conditions. The market values were calculated on the basis of market conditions as of the balance sheet date – interest rates, currency rates, commodity prices – by the evaluation methods described below.

If there is no active market, the fair value is identified using financial mathematics methods, e.g., by discounting the estimated future cash flows using the market interest rate or by applying recognised option pricing models, and by confirmation by banks that process the transactions.

The fair value of forward currency transactions is calculated based on the average spot exchange rate as of the balance sheet date, adjusted for forward premiums and discounts for the respective residual term of the contract,

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56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

compared to the contracted forward exchange rate. In the case of currency options, generally accepted option pricing models were used to determine the fair value of the purchased option. These models consider factors such as the current level and volatility of the underlying base lending or exchange rate.

The nominal value of these forward contracts is not reflected in the consolidated financial statements. Instead, the contracts are measured at their respective fair values at the balance sheet date and disclosed as current assets or liabilities. Changes in the fair value of these derivative instruments are recognised each reporting period in the consolidated income statement as a currency exchange gain or loss.

The market values of financial instruments are outlined in Note (19).

(h) Deferred income taxes

Deferred income taxes are computed annually by the temporary concept pursuant to IAS 12 "Income Taxes". All liabilities or claims relating to income arising during the financial year are reflected in the consolidated financial statements pursuant to the relevant tax laws. Deferred tax assets and liabilities are calculated each year for differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established for deferred tax assets as necessary to reflect the net amount that is more likely than not to be realised. Income taxes comprise the tax payable or refundable for the reporting period, plus or minus the change in deferred tax. The effects of a change in tax rates on deferred tax assets and liabilities are recognised for the period in which the change was enacted.

(i) Inventories

Inventories are valued at the lower of cost or market value. Costs are primarily determined using the weighted average cost method. Manufacturing costs include materials and labour, as well as direct manufacturing and material overheads including depreciation. In addition, the costs of company retirement benefits, the Company's social establishments and for the Company's voluntary social benefits are also included to the extent that these can be allocated to the production area. Administrative costs are taken into account to the extent that these are attributable to production. Production costs do not include any borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs to sell.

(j) Leasing

The Company has leased certain assets under long-term contracts. Leases are classified as finance leases if the lessee bears the majority of the risks and rewards associated with ownership. All property under arrangements that qualify as finance leases are carried as noncurrent assets pursuant to IAS 17 "Leases". The corresponding leasing obligations are carried as current or noncurrent liabilities according to their time to maturity. The capitalised assets


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56 (1) The Company
56 **(2) Accounting and valuation principles**
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

are amortised in line with IAS 16. IAS 36 is observed with regard to possible impairment. The leasing obligations are carried at the present value identified on the respective balance sheet date.

Other leasing transactions are treated as operating leases; the total payments required under operating lease agreements are reported as expense on a straight-line basis over the term of the lease.

(k) Cash and cash equivalents

Cash at bank and in hand and all liquid securities with an original maturity of up to three months are disclosed as cash and cash equivalents. Because of their short maturity, the carrying amounts of cash and cash equivalents are approximately equal to their fair value.

(l) Gains and losses recognised directly in equity

The item "Gains and losses recognised directly in equity" includes the other changes in equity not reflected in income that are not associated with transactions with shareholders. In the case of Carl Zeiss Meditec, this currently relates exclusively to foreign currency translation.

(m) Employee benefit obligations

A differentiation must be made for company retirement benefits between defined contribution and defined benefit pension plans.

Defined contribution pension plans

In the case of defined contribution pension plans, the Company does not enter into any commitments other than paying contributions to funds with a specific purpose. The contributions are recognised under personnel expenses as due.

The US subsidiary offers a savings scheme to the majority of its employees which is a defined contribution plan. The plan enables the participating employees to save a proportion of their income in accordance with the specified guidelines. The Company is currently contributing a percentage of employee contributions up to a certain limit.

There were no changes to the accounting treatment of these plans as a result of the conversion to IFRS accounting.

Defined benefit pension plans

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service.

With effect from 1 January 2000 a company pension scheme based on the so-called "Benefit Regulations 2000" [*Versorgungsordnung 2000, VO 2000*] was established at Carl Zeiss Meditec AG. Future benefits are calculated from the total pension units purchased during the period of employment starting 1 January 2000, calculated as the product of an annual total contribution and an age-related pension factor. The annual total contribution for individual employees is calculated as a percentage of the individual benefit-related income. This comprises a basic contribution (1%) and a performance-related contribution (between 0% and 3%) which depends on the Company's performance. The Company has committed itself to raising ongoing benefit payments by 1% each year. This guaranteed adjustment is taken into account in the valuation.

Pension obligations and related costs are calculated by the prescribed projected unit credit method in accordance with IAS 19 "Employee benefits". The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets legally set aside to fund future benefit payments.

Actuarial gains or losses that may arise from changes in the valuation premises or a deviation in actual circumstances from the evaluation basis are only shown as income if the balance of the accumulated actuarial gains or losses amounts to more than 10% of the present value of the defined benefit obligation and the fair value of the plan assets. Any amount that lies outside the 10%-corridor is recorded to income over the average residual term of service of employees eligible for pensions, which at 30 September 2006 is estimated to be 15 years. The Company has used the transitional option offered by IFRS 1.20. This option allows a first-time adopter as of 1 October 2004 to recognise all cumulative actuarial gains and losses up to the date of transition to IFRSs.

The pension obligations carried in the balance sheet correspond to the present value of the defined benefit obligation (DBO) on the balance sheet date less the fair value of the plan assets, adjusted for accumulated actuarial gains and losses not previously recognised in income.

(n) Provisions

Provisions are formed if the Group has a current (de facto or statutory) commitment as a result of a past event, the outflow of resources with an economic benefit to fulfill the commitment is probable and it is possible to reliably estimate the amount of the commitment. To the extent that the Group expects at least a partial reimbursement for a provision carried as a liability (as is the case, for example, in insurance policies), the reimbursement is only then recorded as a separate asset if the reimbursement is as good as secure. Expenses for the formation of provisions are disclosed in the income statement after deduction of the reimbursement. If the interest impact is material, provisions are discounted using a pre-tax interest rate, which reflects the specific risks for the liability if required. In the event of discounting, the increase in the provision over time is carried as interest expenses.

Personnel and social commitments

The provisions for personnel and social are mostly commitments for partial retirement and anniversary expenses, as well as for vacation not yet taken.

The provisions for partial retirement and anniversaries are measured using a projected unit credit method using actuarial surveys.

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56 (1) The Company
56 **(2) Accounting and valuation principles**
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

The measurement parameters correspond to the economic assumptions for financing the pension commitments.

Commitments from ongoing operations

The Company furnishes the buyer with a warranty for the perfect functioning of sold products for the contractually agreed period of 15 months. For this purpose, provisions are formed on the basis of the average values of warranty claims made in the past. These provisions are regularly adjusted to reflect actual experience. Such provisions are recorded as cost of goods sold in the same period that the initial sale is recorded.

Other commitments

The provisions for other commitments relate to recognisable individual risks and uncertain commitments, mostly from litigation risks.

(o) Revenue recognition

The Company generates revenue from selling products on the basis of corresponding contracts. The revenue is recognised when all the parts of the product have been supplied, the risks have passed, the payment is agreed or can be determined and there are no major obligations towards the customers and the payment of the receivable is deemed probable. Services are recorded according to their percentage of completion. The general terms and conditions of business at the US subsidiary grant the customer a short-term right of return of 30 days from the date of invoice for diagnostic equipment. The value of projected returns is estimated on the basis of historical data and is reported as a reduction in revenue.

Maintenance revenue from service contracts is realised on a proportionate basis throughout the contractual period of performance.

Revenue is reflected net of dealer commissions, trade discounts, customer bonuses and rebates. The Company presents freight costs charged to customers as a component of revenue and reflects the corresponding freight costs in the cost of goods sold. The freight costs not billed to customers are shown in the selling and marketing expenses.

(p) Government grants

The Company received subsidies from various public bodies within the framework of state economic development programmes. These subsidies related to the construction of manufacturing facilities, research and development activities, advanced training programmes and reduction in interest charges.

Subsidies for investments such as investment grants and tax-free investment premiums are disclosed as income (as a reduction in depreciation of the subsidised property, plant and equipment). Unrecognised investment premiums and investment grants are subtracted from the acquisition or production costs of the related assets.

Research and development subsidies are set off from expenses at the time the entitlement for services already provided arises.

Government grants received in the financial years 2005/2006 and 2004/2005 are listed in Note (21).

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(q) Earnings per share

The basic earnings per share have been calculated by dividing the consolidated net income attributable to shareholders of the parent company by the weighted average number of ordinary shares issued during each individual accounting period. There were no diluted earnings per share as there were no conversion or option rights in circulation.

The following table shows the calculation of the earnings per share:

Table 2 (in € '000, excluding earnings per share)

	Financial year 2005/2006	Financial year 2004/2005
Consolidated net income attributable to shareholders of the parent company (in € '000)	26,688	16,323
Weighted average of shares outstanding	32,523,302	30,356,193
Earnings per share (in €)	0.82	0.54

(r) Borrowing costs

As a rule, borrowing costs are booked as expenses.

(s) Related party disclosures

The parent company of Carl Zeiss Meditec AG is Carl Zeiss AG. Carl Zeiss AG, Oberkochen and its subsidiaries (the "Carl Zeiss Group") are regarded as being related parties, and receivables from and liabilities to these companies are disclosed separately.

Carl Zeiss Meditec sells some of its products via the distribution companies of the Carl Zeiss Group. For the purposes of furnishing the Company with short-term funds and investing surplus liquidity, Carl Zeiss Meditec has been integrated into the group cash management system of Carl Zeiss Financial Services GmbH, Oberkochen. Loans paid or cash invested within the scope of this business relationship are shown as liabilities due to or receivables due from treasury. Loans and receivables carry interest at a rate based on the 1-month EURIBOR and conform to normal market conditions.

In addition to financial services the Company purchases various services from the Carl Zeiss Group. These include services for research and development, HR and administrative activities, as well as logistics, distribution and IT services that are provided on the basis of contractual agreements. Transactions with related parties are conducted under the same conditions as arm's length transactions.

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56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

(t) Recent pronouncements on accounting principles
The IASB has issued the following standards, interpretations and revisions for existing standards. Application of these is not yet mandatory for Carl Zeiss Meditec. The Company has not applied these standards ahead of time:

IFRIC 4 "Determining whether an arrangement contains a lease"
The IASB published interpretation IFRIC 4 in December 2004. This interpretation deals with questions regarding whether an arrangement is or contains a lease or when a new assessment of this is required. In addition, it shows how leasing payments can be separated from payments for other services that are regulated in the same agreement. Application of this interpretation is mandatory for financial years beginning on or after 1 January 2006.

Carl Zeiss Meditec does not expect the first-time application in financial year 2006/2007 to have a material impact on the qualification on individual contracts as finance leases, with the consequence of accounting for the leased items and corresponding liabilities.

Change to IAS 19 "Employee benefits" – booking actuarial gains and losses, multi-employer plans and disclosures
The IASB published a change to IAS 19 in December 2004. This change relates to the following aspects:

- Expansion of alternatives for booking actuarial gains and losses to include optional, non-income disclosure under equity of the amounts resulting in the period under review,
- Requirement to recognise receivables or liabilities in income in line with the contractual agreements for multi-employer plans that are carried as defined contribution plans as a result of insufficient information,
- Disclosure of defined benefit plans in a group of companies with combined risks under common control and
- Changes to the disclosures on defined benefit plans.

Application of the changes to IAS 19 – to the extent that these are not optional – is binding for financial years starting on or after 1 January 2006.

First-time application of this change to IAS 19 by Carl Zeiss Meditec will probably only lead to changed disclosures for defined benefit plans.

IFRS 7 "Financial instruments: Disclosures"
The IASB published IFRS 7 in August 2005. This standard summarises the disclosures for financial instruments that were previously regulated by IAS 30 "Disclosures in the financial statements of banks and similar financial institutions" and IAS 32 "Financial instruments: disclosure and presentation". Some of the disclosure requirements were changed or supplemented during this process. Application of IFRS 7 is mandatory for financial years beginning on or after 1 January 2006. The standard, which is to be applied by all companies, will lead to additional disclosures for financial instruments for Carl Zeiss Meditec.

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Change to IAS 1 "Presentation of financial statements" - Information on capital
In connection with the publication of IFRS 7, in August 2005 the IASB announced a change to IAS 1. According to this change, information must be published in the financial statements that allows the recipients of the financial statements to evaluate the targets, methods and processes used in capital management.

This modification to IAS 1 is effective for financial years beginning on or after 1 January 2006. The first-time application of this change by Carl Zeiss Meditec can lead to additional disclosures.

Change to IAS 39 "Financial instruments: recognition and measurement"
In December 2005, the European Union published the adoption of certain international accounting standards in accordance with Regulation (EU) no. 1606/2002 of the European Parliament and Council. As a result, a change to IAS 39 was adopted which simplifies the hedge accounting for certain intra-group transactions.

The change to IAS 39 does not currently affect the consolidated financial statements of Carl Zeiss Meditec.

IFRIC 8 "Scope of IFRS 2"
The IASB published IFRIC 8 in January 2006. This interpretation deals with the scope of IFRS 2 "Share-based payment". IFRS 2 is to be applied for transactions in which a company receives goods or services as compensation for share-based payment. According to IFRIC 8, IFRS 2 must also be applied if the company cannot clearly identify the goods or services received. IFRS 8 is effective for financial years beginning on or after 1 May 2006. The interpretation does not currently affect the consolidated financial statements of Carl Zeiss Meditec.

IFRIC 9 "Reassessment of embedded derivatives"
The IFRIC published IFRIC 9 in March 2006. This interpretation details accounting for financial instruments with embedded derivatives once these have been booked for the first time. This interpretation is to be applied for the first time for financial years beginning on or after 1 June 2006. The interpretation does not currently affect the consolidated financial statements of Carl Zeiss Meditec.

IFRIC 10 "Interim financial reporting and impairment"
The IFRIC published IFRIC 10 in July 2006. This interpretation states that impairment of certain assets in prior financial statements cannot be reversed in later financial statements.

IFRIC 10 states that this ban also applies if impairment was performed in an interim report preceding the annual financial statements. The result of this regulation is that the frequency of interim reporting can affect the amount of the results in the annual financial statements.

The following three types of assets are covered by the scope of IFRIC 10:

- Goodwill,
- Available-for-sale equity instruments,
- Financial assets carried at cost.

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56 (1) The Company
56 **(2) Accounting and valuation principles**
68 **(3) Business acquisitions and sales**
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

Analogous application of IFRIC 10 for other issues is expressly excluded. IFRIC 10 is applicable for the first time for financial years beginning on or after 1 November 2006.

Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2007/2008.

(3) Business acquisitions and sales

Carl Zeiss Meditec France S.A.S., Le Pecq, France

With effect from 1 May 2006, Carl Zeiss Meditec combined its distribution and marketing activities on the French market in the newly founded subsidiary Carl Zeiss Meditec France S.A.S., which has its registered office in Le Pecq, France. In order to be able to successfully grow this new sales structure, Carl Zeiss Meditec took over the medical technology distribution organisation of Carl Zeiss S.A.S., Le Pecq, on 1 May 2006. Carl Zeiss S.A.S. was previously the distribution partner for devices and systems of Carl Zeiss Meditec in France.

This is a transaction under common control, as all companies involved are majority-owned by Carl Zeiss AG. As a result, it does not give rise to any goodwill. The transaction is shown in the balance sheet at its present carrying amount. The remaining amount of € 809 thousand paid in excess of the carrying amounts of the acquired assets and liabilities was offset against equity.

The following is a reconciliation of the assets acquired in the course of the acquisition:

Table 3 (in € '000)

Total purchase price	850
Carrying amount of the acquired assets	(41)
Amount paid in excess of the carrying amount (customer base and goodwill)	809

The total purchase price was paid in full in financial year 2005/2006 (€ 850 thousand).

In addition, the distribution and marketing activities of Ioltech S.A. have been injected into the newly founded Carl Zeiss Meditec France S.A.S. The related assets and liabilities, primarily working capital, were transferred at their respective net carrying amounts. This transaction between subsidiaries did not impact the consolidated financial statements.

Carl Zeiss Meditec France is included in the group's profit with a loss totalling € 250 thousand, attributable to one-off expenses in connection with the integration, for the period from 1 May 2006 to 30 September 2006.

Surgical business in Japan

With effect from 1 November 2004, the Japanese subsidiary Carl Zeiss Meditec Co. Ltd., Tokyo, took over the surgical business of Carl Zeiss Co. Ltd., Tokyo, Japan. This division is engaged in the marketing of surgical microscopes.


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This is a transaction under common control, as all companies involved are majority-owned by Carl Zeiss AG. As a result, it does not give rise to any goodwill. The transaction is shown in the balance sheet at its present carrying amount. The remaining amount of € 1,258 thousand paid in excess of the carrying amounts of the acquired assets and liabilities was offset against equity.

The following is a reconciliation of the assets acquired in the course of the acquisition of the surgical business:

Table 4 (in € '000)

Total purchase price	6,841
Carrying amount of the aquired assets, in particular inventories	(5,583)
Amount paid in excess of the carrying amount (goodwill)	1,258
Of which: Offsetting against minority interest (49%)	(615)
Of which: Offsetting against consolidated retained earnings (51%)	(643)

The total purchase price was paid in full in financial year 2004/2005 (€ 6,841 thousand).

Laser Diagnostic Technologies Inc., San Diego, USA

With effect from 2 December 2004, Carl Zeiss Meditec Inc. *acquired* a 100% interest in US-based Laser Diagnostic Technologies Inc., ("LDT"), headquartered in San Diego, California, with the aim of integrating all the business activities and functions of this company into the US subsidiary Carl Zeiss Meditec Inc. With its primary product GDx VCC, an instrument for examining the optic nerve, LDT has set a new standard in glaucoma detection.

The activities of the acquired company are reflected in the consolidated financial statements from 2 December *2004, the date* of acquisition.

The total acquisition costs amounted to US$ 31,183 thousand (€ 23,443 thousand).[1] These included direct incidental acquisition costs of US$ 865 thousand (€ 650 thousand).

The portion of the purchase price still held in an escrow account on 30 September 2005, amounting to US$ 2,922 thousand (€ 2,197 thousand), was released for payment during the first quarter of financial year 2005/2006.

During the purchase price allocation, all identifiable assets and liabilities were measured at their fair values on the date of the acquisition in line with the purchase method in IFRS 3. The following table shows the final purchase price allocation (PPA).

1 The figures are stated in the functional currency of the US operations and are translated at the exchange rate on the date of acquisition.

Table 5

	Fair value		Carrying amount at the acquired company	
	US$ '000	€ '000	US$ '000	€ '000
Acquired current assets	11,582	8,707	9,341	7,023
Acquired property, plant and equipment	406	305	839	631
Purchase Price Allocation:				
Technology	7,000	5,263	-	-
Trademarks	1,200	902	-	-
Customer relationships	100	75	-	-
Goodwill	13,626	10,244	-	-
Acquired other noncurrent assets	4,050	3,045	79	59
Acquired assets and PPA, total	37,964	28,541	10,259	7,713
Acquired current liabilities	4,605	3,462	4,793	3,603
Acquired other noncurrent liabilities	2,176	1,636	-	-
Total acquisition costs (acquired net assets)	**31,183**	**23,443**	**5,466**	**4,110**

During the first quarter of the current financial year, acquisition costs increased by € 259 thousand as a result of subsequent purchase price payments. These led to increases in current assets (€ 8 thousand) and current liabilities (€ 126 thousand) and goodwill (€ 125 thousand) in the final purchase price allocation.

Non-tax deductible, intangible assets (technology, customer relationships) identified within the scope of the purchase price allocation are amortised over an average term of seven calendar years. Trademarks have an indefinite useful life and are therefore not subject to scheduled amortisation. However, such assets are tested for impairment on at least an annual basis (see Note (2) (d)).

The acquisition resulted in non-tax deductible goodwill of US$ 13,626 thousand (€ 10,244 thousand). In accordance with IAS 36 this goodwill will not be subject to scheduled amortisation, but will instead be subject to an impairment test in subsequent periods.

To finance the acquired assets of LDT the Company took out a loan to the value of US$ 26,000 thousand (€ 19,546 thousand).

Ioltech S.A., La Rochelle, France

With effect from 1 February 2005, Carl Zeiss Meditec AG acquired 62.7% of the shares in the French ophthalmic surgery specialist Ioltech S.A., La Rochelle (Ioltech), from its former majority shareholder, Philippe Tourrette. The company specialises in the production and distribution of implants (so called intraocular lenses, IOL) and consumables for ophthalmic surgery.

This company was included in the consolidated financial statements when the majority interest was acquired on 1 February 2005.

In financial year 2004/2005 a further 24.4% interest in the company was acquired from the remaining Ioltech shareholders, increasing Carl Zeiss Meditec's interest in Ioltech to 87.2% as of 30 September 2005.

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56 (1) The Company
56 (2) Accounting and valuation principles
68 **(3) Business acquisitions and sales**
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

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As of 30 September 2005 total acquisition costs amounted to € 100,668 thousand, direct incidental acquisition costs were € 1,766 *thousand.*

During the purchase price allocation, all identifiable assets and liabilities were measured at their fair values on the date of the acquisition in line with the purchase method in IFRS 3.

The following table summarises the purchase price allocation (PPA) as of 30 September 2005:

Table 6 (in € '000)

	Fair value	Carrying amount at the acquired company
Acquired current assets	33,451	33,451
Acquired property, plant and equipment	7,535	7,535
Acquired other intangible assets	5,261	5,261
Purchase Price Allocation:		
Patents	9,809	-
Trademarks	6,199	-
Goodwill	66,675	9,997
Acquired other noncurrent assets	1,257	1,257
Acquired assets and PPA, total	130,187	57,501
Acquired current liabilities	16,980	16,352
Acquired other noncurrent liabilities	7,463	2,420
Total acquired liabilities	24,443	18,772
Minority interest	5,076	104
Total acquisition costs (acquired net assets)	**100,668**	**38,625**

Non-tax deductible, intangible assets (patents and trademarks) identified within the scope of purchase price allocation are amortised in the above presentation on the basis of assumptions over an average term of eleven calendar years.

During the final purchase price allocation, as a result of new knowledge, during the second quarter of financial year 2005/2006 it was necessary to reassess the ability to realise loss carryforwards at the Ioltech subsidiary Hyaltech Ltd., Edinburgh, Scotland. As a result, the deferred tax assets originally disclosed for tax loss carryforwards at Hyaltech Ltd. were booked out. Retroactively as of 30 September 2005, the previously disclosed deferred tax assets fell by € 3,400 thousand and minority interest fell by € 434 thousand; goodwill increased correspondingly by € 2,966 thousand. This rebooking among the above-mentioned asset positions does not affect net income.

Recognition of the loss carryforward at Hyaltech is currently being reviewed by the Scottish Tax Office. After deducting an agreed minimum amount, the portion of the purchase price held in an escrow account could be used under certain circumstances by the Company for potential subsequent tax payments for profits recorded by Ioltech before the acquisition date.

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56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

For reasons of prudence, tax provisions were formed in a sufficient amount from the current perspective in the consolidated financial statements as of 30 September 2006 for potential subsequent tax payments from the possible non-recognition of loss carryforwards at Hyaltech.

During the first quarter of financial year 2005/2006, Carl Zeiss Meditec acquired 804 shares (0.1% interest) from Ioltech minority shareholders for a total price of € 74 thousand. On 10 July 2006, the Company acquired a 9.2% interest in Ioltech for a total price of € 12.2 million excluding incidental costs. This transaction increased the Company's interest to 96.5%, and the threshold required for a so-called squeeze out was exceeded. The acquisition of these interests caused the minority interest to fall by € 4,213 thousand and goodwill to increase by € 7,842 thousand.

As of 30 September 2006 the acquisition of Ioltech resulted in total non-tax deductible goodwill valued at € 74,517 thousand. In accordance with IAS 36 this goodwill will not be subject to scheduled amortisation, but will instead be subject to an impairment test in subsequent periods (cf. (2) (d)).

Pro forma presentation of all acquisitions
Under the assumption that the presented acquisitions had already been completed as of 1 October 2004 the following pro forma figures would apply:

Table 7 (in € '000, excluding earnings per share)

	Pro forma figures FY 2005/2006	Pro forma figures FY 2004/2005
Revenue	395,149	356,308
Earnings before interest and taxes	47,287	37,197
Net income attributable to shareholders of the parent company	26,197	16,983
Earnings per share (in euro)	0.81	0.52

These pro forma figures are given merely for the purposes of comparison and contain certain adjustments, such as additional amortisation expenditure on the acquired intangible assets and interest expenses from the loan to finance the acquisition and corresponding deferred taxes. The pro forma figures are not necessarily indicators for possible business development if the acquisition had ensued at an earlier date. Above all, it should be noted that the actual short and long-term effects of the individual acquisitions on revenue and profits are not included in these figures. Nor do these figures necessarily reflect future development.

(4) Goodwill

Goodwill is broken down as follows for the individual segments (see note (20) for information on the segments):

Table 8 (in € '000)

	Germany	France	USA	Total
As of 01.10.2005	15,422	66,675	11,892	93,989
Additions	-	7,842	125	7,967
Currency effects	-	-	(576)	(576)
As of 30.09.2006	**15,422**	**74,517**	**11,441**	**101,380**

	Germany	France	USA	Total
As of 01.10.2004	15,422	-	704	16,126
Additions	-	66,675	10,244	76,919
Currency effects	-	-	944	944
As of 30.09.2005	**15,422**	**66,675**	**11,892**	**93,989**

(5) Intangible assets

Intangible assets changed as follows in financial years 2005/2006 and 2004/2005:

Table 9 (in € '000)

	Tradenames/ trademarks	Software	Licences	Patents and other industrial property rights	Other intangible assets	Total
Costs of purchase/ conversion as of 01.10.2005	**7,680**	**2,733**	**790**	**17,330**	**9,751**	**38,284**
Additions	-	124	11	145	60	340
Transfers	-	-	-	256	-	256
Disposals	-	-	-	-	-	-
Currency effects	(49)	(4)	-	-	(288)	(341)
As of 30.09.2006	**7,631**	**2,853**	**801**	**17,731**	**9,523**	**38,539**
Amortisation as of 01.10.2005	**952**	**1,013**	**137**	**2,256**	**3,208**	**7,566**
Additions	1,049	598	143	1,983	1,598	5,371
Disposals	-	(4)	-	-	-	(4)
Currency effects	-	-	-	-	(59)	(59)
As of 30.09.2006	**2,001**	**1,607**	**280**	**4,239**	**4,747**	**12,874**
Net book value as of 30.09.2006	**5,630**	**1,246**	**521**	**13,492**	**4,776**	**25,665**

Page

56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 **(5) Intangible assets**
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

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Table 9 (in € '000)

	Tradenames/ trademarks	Software	Licences	Patents and other industrial property rights	Other intangible assets	Total
Costs of purchase/ conversion as of 1.10.2004	**485**	**1,890**	**684**	**2,104**	**3,909**	**9,072**
Additions acquisitions	7,144	314	-	14,754	5,591	27,803
Additions	-	604	260	473	-	1,337
Transfers	-	52	-	-	(52)	-
Disposals	-	(127)	(154)	-	-	(281)
Currency effects	51	-	-	(1)	303	353
As of 30.09.2005	**7,680**	**2,733**	**790**	**17,330**	**9,751**	**38,284**
Amortisation as of 01.10.2004	**218**	**575**	**203**	**946**	**1,747**	**3,689**
Additions	734	553	88	1,310	1,436	4,121
Transfers	-	11	-	-	(11)	-
Disposals	-	(126)	(154)	-	-	(280)
Currency effects	-	-	-	-	36	36
As of 30.09.2005	**952**	**1,013**	**137**	**2,256**	**3,208**	**7,566**
Net book value as of 30.09.2005	**6,728**	**1,720**	**653**	**15,074**	**6,543**	**30,718**

Other intangible assets include assets identified via purchase price allocations for customer relationships with a carrying amount of € 399 thousand (previous year: € 868 thousand) and for technology with a carrying amount of € 4,316 thousand (previous year: € 5,673 thousand).

Apart from the legally protected trademarks disclosed in the consolidated financial statements, which were acquired as part of the LDT acquisition (see Note (3)), Carl Zeiss Meditec does not have any other intangible assets that are not subject to scheduled amortisation.

The amortisation of intangible assets is partially included in the manufacturing costs for inventories, and is disclosed under cost of goods sold when these inventories are sold. In addition, amortisation is disclosed in functional costs.

(6) Property, plant and equipment

Property, plant and equipment changed as follows in financial years 2005/2006 and 2004/2005:

Table 10 (in € '000)

	Land, buildings and leasehold improvements	Plant and machinery	Other fixtures and fittings, tools and equipment	Tangible assets in course of construction	Total
Cost of conversion/ purchase as of 01.10.2005	**29,805**	**12,214**	**13,622**	**443**	**56,084**
Additions/ acquisitions	-	-	41	-	41
Additions	575	1,622	3,323	832	6,352
Transfers	(21)	(322)	344	(1)	-
Disposals	-	(299)	(546)	-	(845)
Currency effects	(1,015)	(417)	(417)	(30)	(1,879)
As of 30.09.2006	**29,344**	**12,798**	**16,367**	**1,244**	**59,753**
Depreciation as of 01.10.2005	**9,295**	**7,500**	**9,534**	**-**	**26,329**
Additions	1,683	1,549	2,162	-	5,394
Reversal	-	-	(63)	-	(63)
Transfers	530	-	(530)	-	-
Disposals	-	(270)	(399)	-	(669)
Currency effects	(465)	(358)	(280)	-	(1,103)
As of 30.09.2006	**11,043**	**8,421**	**10,424**	**-**	**29,888**
Net book value as of 30.09.2006	**18,301**	**4,377**	**5,943**	**1,244**	**29,865**

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 **(6) Property, plant and equipment**
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Non-current financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

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Table 10 (in € '000)

	Land, buildings and leasehold improvements	Plant and machinery	Other fixtures and fittings, tools and equipment	Tangible assets in course of construction	Total
Cost of conversion/ purchase as of 1.10.2004	**26,117**	**8,185**	**12,427**	**330**	**47,059**
Additions acquisitions	3,164	3,289	861	673	7,987
Additions	42	1,094	737	1,191	3,064
Transfers	87	1,132	543	(1,762)	-
Disposals	(86)	(1,649)	(1,124)	-	(2,859)
Currency effects	481	163	178	11	833
As of 30.09.2005	**29,805**	**12,214**	**13,622**	**443**	**56,084**
Depreciation as of 01.10.2004	**7,491**	**6,885**	**8,613**	**-**	**22,989**
Additions	1,601	1,552	1,844	-	4,997
Transfers	-	-	-	-	-
Disposals	(31)	(1,101)	(1,067)	-	(2,199)
Currency effects	234	164	144	-	542
As of 30.09.2005	**9,295**	**7,500**	**9,534**	**-**	**26,329**
Net book value as of 30.09.2005	**20,510**	**4,714**	**4,088**	**443**	**29,755**

The reported amounts of property, plant and equipment include leased assets with a net carrying amount of € 12,952 thousand (previous year: € 15,156 thousand).

Borrowings in the amount of € 4,432 thousand (2004/2005: € 4,644 thousand) are collateralised with land and buildings (Note (15)).

(7) Financial assets

The following table shows the changes in financial assets as the total of investments and loans in financial years 2005/2006 and 2004/2005:

Table 11 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
As of 01.10.	2,022	1,871
Additions	-	680
Disposals	-	(568)
Impairment	(1,627)	-
Currency effects	(33)	39
As of 30.09.	**362**	**2,022**

Since financial year 2004/2005 minority interests in Elsia S.A.S., La Rochelle, France (€ 240 thousand) and Polymerexpert S.A., Bordeaux, France (€ 122 thousand) have also been recognised as additions in connection with the acquisition of Ioltech under the item "Investments". Ioltech holds a 13.8% interest in Elsia S.A.S. and a 10% interest in Polymerexpert S.A.

The loan to the cooperation partner Notal Vision Inc. included under the balance sheet item "Loans" was impaired in the full amount of € 1,627 thousand (previous year: € 1,660 thousand) in financial year 2005/2006 (see Litigation under Note (18) for further details).

(8) Inventories

Inventories comprise the following:

Table 12 (in € '000)

	30.09.2006	30.09.2005
Raw materials and supplies	19,276	19,308
Work in progress	7,719	7,663
Finished goods	40,209	37,120
Total inventories, gross	**67,204**	**64,091**
Valuation adjustments	(10,859)	(10,055)
Total inventories, net	**56,345**	**54,036**

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

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Inventories were written up/down as follows:

Table 13 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Beginning of Financial year	10,055	7,197
Additions recognised as expenses	3,895	2,221
Currency effects	(220)	43
Change in the reporting entity	476	2,423
Reclassifications	-	552
Disposals/utilisation	(3,347)	(2,381)
End of Financial year	**10,859**	**10,055**

The carrying amount of inventories carried at their net realisable value totalled € 27,518 thousand as of 30 September 2006 (previous year: € 23,112 thousand).

The cost of materials from inventories totalled € 159,044 thousand in financial year 2005/2006 and € 131,370 thousand in 2004/2005.

(9) Trade receivables

Table 14 (in € '000)

	30.09.2006	30.09.2005
Current trade receivables	67,672	65,014
Noncurrent trade receivables	-	283
Trade receivables, gross	**67,672**	**65,297**
Valuation adjustments	(8,979)	(9,701)
Trade receivables, net	**58,693**	**55,596**

Noncurrent receivables were discounted last year over the term of the respective receivable at 2% p.a. The discount amount on 30 September 2005 totalled € 6 thousand.

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

(10) Other current assets

Other current assets are comprised are follows:

Table 15 (in € '000)

	30.09.2006	30.09.2005
Accrued expenses	3,053	2,595
Accounts receivable from tax authorities	1,694	1,295
Accounts receicable from R&D subsidies	386	380
Accounts receivable from government grants	98	427
Loans to employees	79	193
Derivative financial instruments	4	66
Loans to third parties	-	250
Accounts receivable from insurance	-	275
Other accounts receivable	1,166	1,329
Other current assets	**6,480**	**6,810**

Receivables from tax authorities mostly include receivables from advance VAT payments.

(11) Restricted cash

As of 30 September 2006, the Company had restricted cash in the amount of € 4,685 thousand. These are not freely available as a result of third-party security rights as part of the squeeze out at Ioltech.

(12) Equity

Share capital

As in the previous year, on 30 September 2006, the share capital of Carl Zeiss Meditec AG comprised 32,523,844 no-par value bearer shares with equal rights and a nominal amount of € 1 each. Ownership of the shares is linked to voting rights at the general meeting and profit participation rights for resolved disbursements.

Authorised Capital

The Management Board was authorised, subject to the approval of the Supervisory Board, to increase the share capital of the Company by a maximum of € 13,841 thousand in the period to 12 May 2010 through one or more issues of new no-par value bearer shares against cash and/or contributions in kind (Authorised Capital I).

Authorised Capital I was revoked by way of a resolution by the general meeting on 10 March 2006, and has been replaced by new Authorised Capital I. The Management Board was authorised, subject to the approval of the Supervisory Board, to increase the share capital of the Company by a maximum of € 39,655 thousand in the period to 9 March 2011 through one or more issues of new no-par value bearer shares against cash and/or contributions in kind (Authorised Capital I). The Management Board is authorised, subject to the approval of the Supervisory Board, to exclude the subscription rights of shareholders in certain cases.

This was entered in the commercial register on 26 October 2006.

Furthermore, the Management Board is authorised, subject to the approval of the Supervisory Board, to increase the share capital of the Company by a maximum of € 1,000 thousand in the period to 18 March 2009 through one or more issues of new no-par value bearer shares against cash and/or contributions in kind (Authorised Capital II).

Retained earnings

The amount resulting from the acquisition of the surgical business of Carl Zeiss Co. Ltd., Tokyo (transaction under common control, see Note (3)) that was paid in excess of the carrying amounts of the assets acquired, was offset against retained earnings in financial year 2004/2005 in the amount of € 643 thousand.

In financial year 2005/2006, retained earnings were adjusted by € 809 thousand. In line with the transaction described above, this figure was paid over and above the carrying amounts of the assets acquired from the medical technology distribution organisation of Carl Zeiss S.A.S., Le Pecq, and is to be taken into account accordingly in equity as a transaction under common control of Carl Zeiss AG (also see Note (3)).

Under the German Stock Corporation Act (*Aktiengesetz*), the amount of dividends available for distribution to the shareholders is dependent upon equity as reported in the individual financial statements of Carl Zeiss Meditec AG in accordance with the German Commercial Code. Dividends may only be declared and paid from possible retained earnings (after transfer to statutory reserves). The net profits disclosed in the single-entity financial statements (HGB) of Carl Zeiss Meditec AG is, as a rule, different from the accumulated net profits in these consolidated financial statements (IFRS). As of 30 September 2006, the single-entity financial statements of Carl Zeiss Meditec AG posted net earnings of € 24,087 thousand.

During the period under review, a dividend was paid to the shareholders of Carl Zeiss Meditec AG for the first time for financial year 2004/2005:

Table 16 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Dividend paid (16 Cent per share)	5,204	-

Treasury shares

During past financial years, the Company has used the authorisations provided by the general meeting to acquire own shares as part of employee participation programmes.

The own shares held by the Company as of 30 September 2005 were issued or sold in full to employees of Carl Zeiss Meditec during the current financial year.

Minority interest

The "Minority interest" item relates to interests held by other shareholders in the equity of Carl Zeiss Meditec Co. Ltd., Tokyo and Ioltech S.A., La Rochelle.

As part of the acquisition of 51% of the shares in Carl Zeiss Meditec Co. Ltd. by Carl Zeiss Meditec on 1 November 2002, Carl Zeiss Co. Ltd., Tokyo, as minority shareholder of

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Non-current financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

this company, was granted preferred shares. These preferred shares include a right to an additional 17% of profit disbursements by Carl Zeiss Meditec Co. Ltd. from the "Ophthalmology" division. This regulation was limited in term to the first three financial years after the acquisition by Carl Zeiss Meditec and thus expired in financial year 2004/2005. In financial year 2005/2006 all claims from the preferred shares accumulated in previous years were fulfilled by payment of a preferred dividend in the amount of € 2,020 thousand. The minority interest item was thus reduced by this amount.

In addition, the acquisition of further minority interests in Ioltech during the current financial year (see Note (3)) led to a reduction in the minority interest item.

(13) Employee benefit obligations

The amount of the provision carried on the balance sheet is calculated as follows:

Table 17 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Present value (DBO) of obligations	3,645	2,312
Fair value of the plan assets	(1,750)	-
Unrealised actuarial loss	(332)	(295)
Other accrued expenses for retirement pensions	221	170
Provision carried	**1,784**	**2,187**

During the fourth quarter of 2006, the benefit obligations for all active domestic employees of Carl Zeiss Meditec AG were outsourced to a legally independent trust via a contractual trust arrangement (CTA). The Company's benefit commitments to employees and pensioned employees remain in force unchanged. As part of the CTA, plan assets were transferred to the trust to cover pension claims. These assets are invested long term.

The following amounts are recognised in the income statement for defined benefit plans:

Table 18 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Current service cost	898	346
Interest expenses	89	71
Amortisation of actuarial losses	7	-
Pension expenditure	**994**	**417**

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The provisions for pensions carried on the balance sheet changed as follows:

Table 19 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Beginning of Financial year	2,187	1,753
Changes in the reporting entity	299	19
Transfer of assets to pension fund	(1,750)	-
Pension expenditure	994	417
Pension payments	(4)	(2)
Other asset transfer	7	-
Change in other accrued expenses for retirement pensions	51	-
End of Financial year	**1,784**	**2,187**

The following average valuation factors were used to determine benefit obligations:

Table 20 (in %)

	Financial year 2005/2006	Financial year 2004/2005
Discount rate	4.50	4.00
Long-term wage increase	3.00	3.00
Future pension increase	1.75	1.75

The pension calculation considers employee turnover. The retirement age was generally assumed to be 65.

As in the previous year, benefit obligations were calculated based on Prof. Klaus Heubeck's 2005 G life expectancy tables.

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56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

(14) Provisions

Current and noncurrent provisions developed as follows:

Table 21 (in € '000)

	Personnel and social	Ongoing operations	Other	Total
As of 1 October 2005	7,138	9,406	6,756	23,300
Additions	3,639	8,593	2,536	14,768
Transfers	356	(129)	(346)	(119)
Reversals	(14)	(466)	(133)	(613)
Utilisation	(6,858)	(6,615)	(3,161)	(16,634)
Currency effects	(136)	(200)	(176)	(512)
Changes in the reporting entity	429	222	-	651
As of 30 September 2006	**4,554**	**10,811**	**5,476**	**20,841**
Current provisions	6,518	9,373	6,665	22,556
Noncurrent provisions	620	33	91	744
Provisions 30 September 2005	**7,138**	**9,406**	**6,756**	**23,300**
Current provisions	3,809	10,811	5,476	20,096
Noncurrent provisions	745	-	-	745
Provisions 30 September 2006	**4,554**	**10,811**	**5,476**	**20,841**

(15) Noncurrent financial liabilities

Noncurrent financial liabilities are comprised as follows:

Table 22 (in € '000)

	30.09.2006	30.09.2005
Annuity loan	4,432	4,644
Loans from related parties	21,258	22,341
Other loans	191	293
Total noncurrent loans	25,881	27,278
Less current portion of noncurrent financial liabilities	1,152	1,269
Noncurent financial liabilities, net of current portion	**24,729**	**26,009**

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The Company's annuity loan has a term of 18 years and is redeemed in quarterly instalments of € 124 thousand each including interest. The loan bears interest at a rate of 6.24% p.a., this rate is fixed until the end of the term in 2019.

In order to finance the acquired assets of LDT, a loan in the amount of US$ 26,000 thousand was taken out in financial year 2004/2005 with the group treasury. The loan has a total term of five years, with the first half of the total amount due after three years and the second half after five years. The interest rates are fixed for the term, and total 3.94% p.a. for the first tranche (3-year term) and 4.5% p.a. for the second tranche (5-year term).

The item "Other loans" relates to a medium-term loan of Ioltech bearing annual interest of 4.5%.

As of 30 September 2006 the Company's non-current liabilities have the following maturities:

Table 23 (in € '000)

Financial year as of 30.09.	Liabilities
2007	1,152
2008	10,500
2009	254
2010	10,532
2011	288
Thereafter	3,155
Total noncurrent liabilities	**25,881**

The annuity loan has been secured to the full amount by mortgages (Note (6)).

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

(16) Current accrued liabilities

Current accrued liabilities include the following items:

Table 24 (in € '000)

	30.09.2006	30.09.2005
Outstanding invoices	3,494	1,714
Christmas bonuses / special payments	3,250	2,434
Other personnel liabilities	3,820	724
Commissions / bonuses	1,791	1,712
External auditor's costs	293	128
Other accrued liabilities	1,463	627
Current accrued liabilities	**14,111**	**7,339**

(17) Other current liabilities

Other current liabilities are comprised as follows:

Table 25 (in € '000)

	30.09.2006	30.09.2005
Deferred income	6,547	5,437
Liabilities from social security	1,880	2,821
Liabilities from taxes not related to income	1,871	1,570
Advance payments received from customers	1,148	1,710
Wage withholding tax	419	63
Other liabilities	744	712
Other current liabilities	**12,609**	**12,313**

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(18) Contingent liabilities and other financial commitments

Operating leases and rental agreements
The Company leases buildings and equipment under leasing and rental agreements which may not be cancelled. The leasing agreements have different conditions and extension and purchase options.

The main rental agreement is for the rental of property from Carl Zeiss Jena GmbH, Jena. The agreement, which was concluded in 2002, had an original term until 31 March 2007. It then continues with no specific termination date, and can be cancelled by either party with notice of six months to 31 March of each year. There is no purchase option for this agreement.

Lease and rental expenses for financial years 2005/2006 and 2004/2005 amounted to € 3,164 thousand and € 3,245 thousand respectively.

The future accumulated minimum rental and leasing payments on the basis of non-cancellable operating leases are:

Table 26 (in € '000)

Term	Leasing and rental payments
Up to 1 year	1,558
1 to 5 years	1,432
More than 5 years	-
Total minimum payments	**2,990**

Finance leases
On 28 September 1999 the Company sold land, building and leasehold improvements in Dublin, USA, for approx. € 34,081 thousand and simultaneously leased this same property back. This sale-and-lease-back arrangement is accounted for in accordance with IAS 17 as a finance lease whereby the land, buildings and leasehold improvements continue to be carried and depreciated on the lessee's books. The lease agreement has a term of 20 years. After the original term of the lease expires in 2019, the lessee will twice be granted the right to extend the lease by five years in each case. In addition, the lease includes a clause to increase the lease instalments by 13% every five years.

In addition, the land and buildings of the French subsidiary Ioltech in La Rochelle are financed via a finance lease. The lease agreement comprises three contracts. The basic lease agreement was concluded in 2001, and expanded in 2002 and 2003 via additional agreements. Each of these agreements has a term of 15 years. After the original term expires, the leased assets can be acquired for a price of € 1.00 each. The leases do not include any price adjustment clauses, however they are subject to variable interest rates.

In addition, there are finance leases for company vehicles at Ioltech.

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

The following table shows the minimum lease payments payable each year under finance leases. Sums of € 2,910 thousand and € 3,097 thousand were paid in financial years 2005/2006 and 2004/2005, respectively.

Table 27 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Total future lease payments		
Due within one year	2,671	2,770
Due within 1 to 5 years	10,910	10,636
Due after more than 5 years	24,090	28,574
	37,671	**41,980**
Interest portion included in future lease payments		
Due within one year	1,659	1,739
Due within 1 to 5 years	5,953	6,359
Due after more than 5 years	6,339	7,956
	13,951	**16,054**
Present value of future leasing payments		
Due within one year	1,012	1,031
Due within 1 to 5 years	4,957	4,277
Due after more than 5 years	17,751	20,618
	23,720	**25,926**

Guarantees

There are guarantees towards third parties amounting to € 45 thousand. Generally, these guarantees represent standby letters of credit to banks related to services provided to customers and from suppliers.

No provision was formed for these guarantees, since a payment obligation is not likely to occur.

Purchase commitments

Carl Zeiss Meditec has purchase commitments with suppliers, mostly for inventories, in the amount of € 41,051 thousand (previous year: € 55,483 thousand). These are spread over several years.

Litigation and arbitration proceedings

With the exception of the proceedings described below, the Carl Zeiss Meditec Group is neither involved in any litigation or arbitration proceedings at the moment that, in the Company's current estimation, could individually have a significant impact on the financial position of Carl Zeiss Meditec AG; nor are such proceedings pending or to be expected to the Company's knowledge.

There are current litigation risks from two suits from distribution partners of the former Asclepion AG for lost profits and the refund of costs. The Company has taken adequate precautions for both cases for the time being by setting up provisions.

A European subsidiary of Carl Zeiss Meditec AG is currently involved in a dispute with a competitor about a patent. The competitor submitted a claim relating to the alleged infringement of its patent before a European court in December 2005. The first round of proceedings is currently underway; a court ruling has yet to be reached. The Company assumes, based on the information currently available, that claims asserted cannot be sufficiently proved by the claimant and that there is thus no sufficient basis for these claims. Nevertheless, should the Carl Zeiss Meditec Group be held liable in this legal dispute, it could be faced with compensation claims and a ban on manufacturing this product. Based on the sales generated with this product to date, however, the Company assumes that being held liable in these legal proceedings will have no material adverse effect on its net worth, financial position and earnings.

A risk exists in connection with the purchase contract which was concluded between the US subsidiary Carl Zeiss Meditec Inc. and the Israeli company Notal Vision Ltd. and its US parent company Notal Vision Inc. (referred to together as "Notal") in 2003. This agreement between the two companies grants to Carl Zeiss Meditec Inc. exclusive marketing rights to the PreviewPHP™ product. In return, on the date the agreement was concluded, additional technical modifications were agreed. In return, Carl Zeiss Meditec Inc. has undertaken to purchase certain minimum quantities of the PreviewPHP™ product. However, Carl Zeiss Meditec Inc. believes that the product requires several fundamental technical improvements that the parties agreed upon when concluding the agreement. As a result, Carl Zeiss Meditec Inc. has not been able to date to fully meet the minimum purchase obligations agreed for the three-year period until the end of 2006. In May of this year, Notal launched arbitration proceedings in which Carl Zeiss Meditec Inc. is accused of breaching the agreement. Notal is demanding payment for the fulfillment of the purchase commitment and a refund for legal and other costs. During the year under review, we have taken into account Notal's claims in financial year 2005/2006, and the fact that repayment of a loan granted to Notal is insecure. Therefore, an allowance for the full amount of the loan to Notal (€ 1,627 thousand) carried under the balance sheet item "Loans" was recorded. Furthermore, we have formed a provision for possible settlement claims. The remaining maximum risk of loss from the minimum purchase commitment through to the end of the contractual term (31 December 2006) totals € 5.1 million (translated). Carl Zeiss Meditec believes that Notal's claims are unfounded, and that the precautionary measures it has already taken are sufficient.

A total of eight shareholders of Carl Zeiss Meditec AG had disputed the resolution by the general meeting of 10 March 2006 regarding the combined cash capital increase / capital increase against contributions in kind at Gera District Court. Upon application by the Company, Gera District Court ruled, in so-called release procedure (*Freigabeverfahren*) by way of a decision on 21 August 2006, that these claims did not contradict entry of the capital increase in the commercial register. After seven

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

shareholders of Carl Zeiss Meditec AG submitted an immediate objection to Jena Higher Regional Court regarding the decision in the release proceedings from the first round of proceedings, Jena Higher Regional Court confirmed the decision of Gera District Court by way of a legally binding decision dated 12 October 2006. The resolutions of the general meeting regarding the capital increase were correspondingly entered in the Company's commercial register on 13 October 2006.

Irrespective of the release proceedings, the claims by the seven shareholders are currently still pending, as Jena Higher Regional Court has not yet decided on their objections to the ruling passed by Gera District Court on 21 August 2006. Furthermore, the Company anticipates that the complainants will not succeed with their appeal and that the Higher Regional Court will rule in its favour, as with the release procedure. However, if one or several of the objections were to be successful, according to the relevant provisions of the *Aktiengesetz* (German Stock Coporation Act) Carl Zeiss Meditec AG could have to pay the winning shareholder compensation resulting from the entry of the resolution by the general meeting and implementation of the capital increase in the commercial register. At the present time, the Company is unable to identify what damages the claimants could have suffered – beyond the costs they incurred in connection with the litigation proceedings. Moreover, in view of the small number of shares (242 shares) held by the claimants, such compensation would likely be minor.

Other financial obligations

With effect from 1 October 2006 Carl Zeiss Meditec acquired all shares in Carl Zeiss S.A., Madrid, Spain, from Carl Zeiss AG. As of 30 September 2006 there were financial obligations relating to this acquisition of € 5 million.

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(19) Financial instruments and risk provisioning

The following table shows the carrying amounts and estimated fair values of the financial instruments as of 30 September 2006 and 30 September 2005.

Table 28 (in € '000)

	30.09.2006		30.09.2005	
	Carrying amount	Fair value	Carrying amount	Fair value
Primary financial instruments				
Assets				
Trade receivables	58,693	58,693	55,596	55,596
Accounts receivable from related parties	7,162	7,162	5,852	5,852
Treasury receivables	32,340	32,340	17,231	17,231
Current loans to third parties	-	-	250	250
Loans	-	-	1,660	1,660
Investments	362	362	362	362
Cash and cash equivalents and restricted cash	51,323	51,323	50,003	50,003
Liabilities				
Trade payables	15,362	15,362	19,071	19,071
Accounts payable to related parties	11,876	11,876	13,768	13,768
Treasury payables	9,484	9,484	-	-
Loans from related parties	21,258	21,258	22,341	22,341
Loans from banks	4,623	4,669	4,937	5,244
Leasing liabilities	23,720	26,366	25,926	29,201
Derivative financial instruments				
Assets				
Currency hedging contracts	4	4	66	66
Liabilities				
Currency hedging contracts	15	15	10	10

As of 30 September 2006 the Company had currency hedging contracts with a total nominal value of € 3,162 thousand (previous year: € 2,334 thousand). Gains and losses from the valuation of derivative financial instruments not yet due in the amount of € -11 thousand (previous year € -84 thousand) are recorded in the income statement under "Foreign currency gains/(losses), net".

(20) Segment reporting

According to IAS 14, segment reporting requires income to be reported according to its origin and taking internal organisational structures and reporting systems into account.

Primary reporting – geographic regions
Carl Zeiss Meditec's primary reporting is based on the geographic regions of Germany, USA, Japan and Europe, according to the domiciles of the subsidiary that generates the revenue. Each segment offers the same type of products and services.

Table 29 (in € '000)

Financial year 2005/2006	Germany	USA	Japan	Europe	Total	Eliminations	Consolidated
External revenue	145,063	193,964	65,084	65,075	469,186	(78,623)	390,563
Internal revenue	39,248	34,305	-	5,070	78,623	-	78,623
Gross profit	46,397	84,038	26,028	29,283	185,746	(1,987)	183,759
Segment profit/loss	11,153	21,977	9,410	7,224	49,764	(1,678)	48,086
Segment assets	63,388	96,965	27,150	154,927	342,430	(5,492)	336,938
Segment liabilities	27,329	30,495	9,928	11,232	78,984	-	78,984
Scheduled depreciation and amortisation	3,035	3,858	67	3,871	10,831	(66)	10,765
Other non-cash expenses	4,696	6,033	1,114	2,925	14,768	-	14,768
Interest expenses	549	2,615	89	490	3,743	(374)	3,369
Capital expenditure	1,694	2,778	174	1,774	6,420	(68)	6,352
Goodwill	15,422	11,441	-	74,517	101,380	-	101,380

Page

56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 **(20) Segment reporting**
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

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Table 30 (in € '000)

Financial year 2004/2005	Germany	USA	Japan	Europe	Total	Eliminations	Consolidated
External revenue	124,624	162,048	62,792	34,452	383,916	(60,244)	323,672
Internal revenue	28,142	32,102	-	-	60,244	-	60,244
Gross profit	40,634	67,830	26,656	18,105	153,225	(972)	152,253
Segment profit/loss	6,734	17,199	9,582	2,598	36,113	(379)	35,734
Segment assets	63,324	93,297	29,091	146,141	331,853	(4,983)	326,870
Segment liabilities	25,993	31,386	12,929	9,736	80,044	-	80,044
Scheduled depreciation and amortisation	2,998	3,417	91	2,653	9,159	(41)	9,118
Other non-cash expenses	5,049	10,229	905	2,834	19,017	-	19,017
Interest expenses	876	2,415	92	2,152	5,535	(2,020)	3,515
Capital expenditure	976	1,186	49	1,075	3,286	(222)	3,064
Goodwill	15,422	11,892	-	66,675	93,989	-	93,989

Segment assets comprise the assets of the segments less any claims from income taxes, treasury receivables, investments and loans. Segment liabilities comprise current and non-current liabilities less deferred taxes, income tax liabilities, current and noncurrent loans and liabilities from finance leases.

Sales and income between the segments are at standard market conditions (arm's length transactions).

Capital expenditure relates to the acquisition of property, plant and equipment.

Revenue is attributed to geographical regions based on the location of the customer as follows:

Table 31 (in € '000)

	Financial year 2005/2006	*Financial year* 2004/2005
Germany	19,640	19,882
Rest of world:		
EMEA	100,233	81,093
Americas	170,540	136,033
Asia / Pacific	100,150	86,664
Total	**390,563**	**323,672**

Secondary reporting – business segments

The following table includes information on the segment revenue and assets according to the group's business segments:

Table 32 (in € '000)

Financial year 2005/2006	Diagnosis	Laser and IOL	Service	Total
External revenue	265,963	97,853	26,747	390,563
Capital expenditure	3,104	2,373	875	6,352
Assets	160,550	161,978	14,410	336,938

Financial year 2004/2005	Diagnosis	Laser and IOL	Service	Total
External revenue	223,820	77,670	22,182	323,672
Capital expenditure	1,659	1,219	186	3,064
Assets	136,181	178,413	12,276	326,870

Major customers

In the past two financial years, no individual customer accounted for more than 10% of total revenue.

(21) Government grants

The grants for the years ending 30 September 2006 and 2005 are as follows:

Table 33 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Research and development subsidies	452	888
Other subsidies	60	213
Total	**512**	**1,101**

Page

56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

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Other subsidies were deducted from the acquisition costs of the corresponding property, plant and equipment.

Investment subsidies and investment grants are subject to a subsequent review, however the Company has not identified any risks of repayment.

(22) Income taxes

Earnings before income taxes are attributable to the following geographic regions:

Table 34 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Germany	10,402	8,258
Rest of world	35,160	25,334
Total	**45,562**	**33,592**

Income taxes comprise as follows:

Table 35 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Current taxes:		
Germany	1,900	576
Rest of world	12,388	10,109
	14,288	**10,685**
(thereof unrelated to the accounting period)	(1,840)	85
Deferred taxes:		
Germany	2,877	3,258
Rest of world	(1,307)	(435)
	1,570	**2,823**
Total	**15,858**	**13,508**

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

Since 1 January 2001 a uniform tax rate has been applied for taxing the income of joint stock corporations under German corporate tax law (*Körperschaftsteuergesetz*). In accordance with the tax law applicable in financial year 2005/2006, the Company's income was subject to a corporate tax rate of 25% plus a solidarity surcharge of 5.5% on corporate tax. The total tax rate including solidarity surcharge thus amounts to 26.4%. The trade earnings tax of the Company in Jena amounted to 17.18% for financial year 2005/2006 and 15.97% for financial year 2004/2005. Trade taxes are deductible for the purpose of computing corporate income taxes. Together with the trade earnings tax the tax burden for the Company in 2005/2006 was 39.01% and in 2004/2005 38.13%.

The reconciliation of expected income tax expense, based on earnings before income taxes of € 45,562 thousand (previous year: € 33,592 thousand) at a statutory rate of 39.01% (previous year: 38.13%) in financial year 2004/2005 to actual income tax expense is as follows:

Table 36 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Expected tax expense at statutory rate	17,774	12,809
Non-deductible expenses	1,230	238
Tax-exempt earnings	(1,535)	(1,258)
Effect of change in statutory tax rate	(120)	-
Taxes of previous years	(1,840)	85
Foreign tax rate differential	705	102
Retained earnings of subsidiaries intended for disbursement	1,077	1,648
Tax credits for research and development	(744)	-
Other	(929)	(116)
Effective taxes on income	**15,858**	**13,508**
Effective tax rate	34.81%	40.21%

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Deferred tax assets and liabilities are broken down into the following balance sheet items:

Table 37 (in € '000)

	Financial year 2005/2006	Financial year 2004/2005
Loss carryforward	4,918	7,199
Intangible assets	115	64
Property, plant and equipment	5,029	5,005
Financial assets	683	620
Inventories	4,356	3,778
Trade receivables	264	516
Other assets	2,310	1,120
Provisions	2,938	3,129
Accounts payable to related parties	399	409
Other liabilities	1,415	1,269
Deferred tax assets	**22,427**	**23,109**
Intangible assets	7,254	8,905
Property, plant and equipment	228	257
Inventories	73	134
Trade receivables	422	24
Other assets	218	408
Provisions	828	7
Trade payables	-	41
Other liabilities	-	128
Retained earnings	2,725	1,648
Deferred tax liabilities	**11,748**	**11,552**
Deferred tax assets, net	**10,679**	**11,557**

After netting according to IAS 12, the consolidated balance sheet includes deferred tax assets totalling € 17,800 thousand (previous year: € 19,842 thousand) and deferred tax liabilities totalling € 7,121 thousand (previous year: € 8,285 thousand).

Deferred tax liabilities are carried in the amount of € 2,725 thousand (previous year: € 1,648 thousand) for net retained earnings from foreign subsidiaries intended for disbursement in Germany in the amount of € 41,016 thousand (previous year: € 23,456 thousand). This amount comprises foreign withholding taxes totalling € 1,925 thousand (previous year: € 1,193 thousand) and additional German tax expense due upon disbursement totalling € 800 thousand (previous year: € 455 thousand).

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

The Group did not provide deferred tax liabilities of € 1,151 thousand (previous year: € 608 thousand) in retained earnings of subsidiaries of € 20,419 thousand (previous year: € 10,030 thousand) because, from today's stance, the earnings of subsidiaries are intended to be indefinitely invested in those operations.

Deferred tax assets for tax losses carried forward are carried at the amount at which the associated tax assets are expected to be realised as a result of future tax profits. As of 30 September 2006, Carl Zeiss Meditec had tax credits from loss carryforwards in the amount of € 4,066 thousand (previous year: € 4,986 thousand) for which no deferred taxes had been formed. The loss carryforwards can be carried forward to 2010 (€ 2,024 thousand) or for an indefinite period (€ 2,042 thousand).

The Company's consolidated financial statements do not show any valuation allowance for deferred taxes in financial year 2005/2006.

(23) Related party disclosures

The following receivables and payables, revenue and expenses result from various agreements with related parties:

Table 38 (in € '000)

	30.09.2006	30.09.2005
Accounts receivable		
Carl Zeiss Surgical Inc., USA	1,313	-
Carl Zeiss Ltd., United Kingdom	1,137	459
Carl Zeiss AG	829	536
Carl Zeiss de Mexico S.A. de C.V., Mexico	629	33
Carl Zeiss s.r.o., Czech Republic	609	384
Carl Zeiss S.p.A., Italy	388	497
Carl Zeiss Canada Ltd., Canada	310	211
Carl Zeiss Far East Co. Ltd., Hong Kong	301	254
Carl Zeiss Sp. zo.o., Poland	214	208
Carl Zeiss Co. Ltd., Japan	123	229
Carl Zeiss (N.Z.) Ltd., New Zealand	91	273
Carl Zeiss Argentina S.A., Argentina	27	240
Carl Zeiss Co. Ltd., South Korea	19	219
Carl Zeiss Surgical GmbH	17	511
Carl Zeiss S.A., Spain	-	891
Other	1,155	907
Total	**7,162**	**5,852**

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Table 39 (in € '000)

	30.09.2006	30.09.2005
Accounts payable		
Carl Zeiss Co. Ltd., Japan	3,879	7,850
Carl Zeiss Surgical GmbH	2,597	1,325
Carl Zeiss de Mexiko S.A.de C.V., Mexico	2,146	1,929
Carl Zeiss Jena GmbH	1,793	1,692
Carl Zeiss AG	656	217
Other	805	755
Total	**11,876**	**13,768**

Table 40 (in € '000)

	30.09.2006	30.09.2005
Revenue		
Carl Zeiss S.A., Spain	7,503	5,756
Carl Zeiss Far East Co. Ltd., Hong Kong	7,229	4,143
Carl Zeiss S.p.A., Italy	7,058	7,957
Carl Zeiss Ltd., United Kingdom	6,527	6,644
Carl Zeiss Canada Ltd., Canada	5,806	4,251
Carl Zeiss Pty. Ltd., Australia	5,526	3,129
Carl Zeiss Co. Ltd., South Korea	3,722	3,225
Carl Zeiss GmbH, Austria	3,382	2,161
Carl Zeiss S.A.S., France	3,225	7,023
Carl Zeiss de Mexiko S.A. de C.V., Mexico	2,794	823
Carl Zeiss s.r.o., Czech Republic	1,306	1,118
Carl Zeiss N.V.-S.A., Belgium	1,171	1,476
Other	10,861	8,690
Total	**66,110**	**56,396**

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

The Company also purchased goods and services as follows:

Table 41 (in € '000)

	30.09.2006	30.09.2005
Goods deliveries		
Carl Zeiss Jena GmbH	16,841	13,862
Carl Zeiss Surgical GmbH	15,433	9,332
Carl Zeiss S.A.S., France	1,588	73
Carl Zeiss Co. Ltd., Japan	836	6,253
Carl Zeiss AG	334	2,051
Other	297	382
Total	**35,329**	**31,953**

Table 42 (in € '000)

	30.09.2006	30.09.2005
Services		
Carl Zeiss Jena GmbH	4,528	5,795
Carl Zeiss Co. Ltd., Japan	4,343	4,924
Carl Zeiss AG	1,530	1,760
Carl Zeiss Surgical GmbH	1,089	927
Carl Zeiss Holding Co. Inc., USA	834	239
Carl Zeiss S.A.S., France	830	150
Carl Zeiss Financial Services GmbH	321	153
Other	104	385
Total	**13,579**	**14,333**

Purchased services include research and development costs of € 1,371 thousand commissioned at the Carl Zeiss Group in financial year 2005/2006 (previous year: € 830 thousand).

(24) Employee participation programme

A resolution was passed in November 2005 to issue all of the Group's employees, with the

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exception of members of the management bodies, 17 free shares each for financial year 2004/2005. Acquired own shares were used to service the employee participation programme. This resulted in personnel expenses valued at € 98 thousand (previous year: € 378 thousand) in financial year 2005/2006.

The stock option programme from previous years was withdrawn as a result of a resolution by the ordinary general meeting on 13 May 2005. The Company did not issue any stock options in financial years 2004/2005 and 2005/2006.

(25) Notes on the first-time application of IFRS

The consolidated financial statements of Carl Zeiss Meditec AG for the previous financial year were prepared in accordance with Art. 292a of the Handelsgesetzbuch (HGB – German Commercial Code) according to US GAAP.

The consolidated financial statements have been converted to IFRS taking into account the requirements of IFRS 1. According to IFRS 1, standards and interpretations that apply on the balance sheet date, 30 September 2006, are to be applied as if they had always applied. Each adjustment from the transition to IFRS has been treated as an adjustment to the opening values of the retained earnings as of 1 October 2004. The main impact of the transition to IFRS on the financial position and results of operations is presented below. Any use of the options permitted under IFRS 1 is mentioned separately.

The conversion to IFRS led to the following key changes:

Table 43: Reconciliation of profit and loss for financial year 2004/2005 (in € '000)

Financial year 2005/2006	US GAAP Financial year 2004/2005	Reclassification not reflected in income	Reclassification reflected in income		Financial year 2004/2005
Revenue	**323,672**				**323,672**
Cost of goods sold	(171,262)	(33)	(124)	a)	(171,419)
Gross profit	**152,410**	**(33)**	**(124)**		**152,253**
Selling and marketing expenses	(67,412)	83	(531)	b)	(67,860)
General and administrative expenses	(16,895)	(50)	(431)	c)	(17,376)
Research and development expenses	(31,980)	63	157	d)	(31,760)
Other operating income/loss, net	186	-	-		186
Foreign currency exchange gains / (losses), net	291				291
Earnings before interest and taxes	**36,600**	**63**	**(929)**		**35,734**
Interest income	1,373				1,373
Interest expense	(3,444)	(63)	(8)	e)	(3,515)
Earnings before taxes	**34,529**	**-**	**(937)**		**33,592**
Income tax expense	(13,494)		(14)	f)	(13,508)
Net income for the year	**21,035**	**-**	**(951)**		**20,084**
Thereof attributable to:					
Shareholders of the parent company	17,139		(816)		16,323
Minority interest	3,896		(135)	g)	3,761

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

The reclassifications not reflected in income exclusively relate to personnel and interest expenses in connection with employee benefit obligations. In contrast to US GAAP, IFRS requires the interest portion of the expenses for the period for employee benefit obligations to be carried as interest expenses.

Reclassifications reflected in the income statement are discussed below:

a) The reclassifications reflected in income as part of the cost of goods sold relate to adjustments to inventories in the amount of € -89 thousand as well as adjustments to personnel expenses in connection with provisions for pensions in the amount of € -35 thousand.

Under IAS 2, inventories are carried at the lower of cost and net realisable value, with assessment under IFRS is to be strictly market-oriented. In contrast, US GAAP uses replacement costs, and is thus geared to the procurement market. Correspondingly, the write-downs to the lower of cost or market formed under US GAAP for inventories as a result of falling procurement prices are not taken into account under IFRS, to the extent that the requirements for loss-free measurement were observed.

Under both US GAAP and IAS 19, provisions for pensions are measured using the projected unit credit method. The different measurement under IFRS is due to factors including the different mapping of actuarial gains and losses.

b) The adjustment to selling expenses reflected in income in the amount of € -531 thousand stems from higher restructuring costs as part of the LDT acquisition (€ 449 thousand) which were carried as a provision for the restructuring on the date of the acquisition according to the different requirements under US GAAP.

In addition, the selling expenses under IFRS increased by € 82 thousand as a result of higher write-downs connected with the purchase price allocation for Ioltech. Under US GAAP, during the acquisition of companies with minority interest only proportionate hidden reserves and liabilities may be disclosed, under IFRS 3.36 et seq. require a full revaluation, with hidden reserves thus being carried in their full amount. These higher acquisition costs result in correspondingly higher amortisation of the capitalised trademarks.

c) The adjustments to administrative expenses under IFRS relate to expenses from the acquisition of LDT in the amount of € 411 thousand and could not be carried as a provision for restructuring on the date of acquisition, as well as higher expenses from the different treatment of actuarial losses under IFRS in the amount of € 20 thousand.

d) Research and development costs were impacted by two contradictory effects during reconciliation to IFRS. Development costs are capitalised under IFRS, resulting in a € 228 thousand reduction in expenses. The full revaluation of capitalised patents from the purchase price allocation for Ioltech (see b)) resulted in higher amortisation in the amount of € 71 thousand under IFRS, carried under development costs.

e) The increase in interest expenses under IFRS in the amount of € 8 thousand stems from the adjustment to provisions for pensions. Under IFRS, the portion of interest in the actuarial losses carried is disclosed directly under interest expenses.

f) These adjustments result in an ongoing and deferred taxes totalling € 14 thousand.

g) Minority interest fell by € 154 thousand as a result of the full revaluation as part of first-time consolidation of Ioltech (see Notes b) and d)), with the development costs capitalised under IFRS resulting in an increase of € 19 thousand.

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Reconciliation of the consolidated balance sheet as of 1 October 2004:

in € '000	US GAAP 1.10.2004	Reclassification not reflected in income	Reclassification reflected in income		IFRS 1.10.2004
ASSETS					
Goodwill	16,126	-	-		16,126
Intangible assets	5,383	-	-		5,383
Property, plant and equipment	24,070	-	2	a)	24,072
Loans	2,871	(1,000)	-		1,871
Investments	-	-	-		-
Deferred tax assets	17,487	(168)	(15)	b)	17,304
Noncurrent trade receivables	393	-	-		393
Other noncurrent assets	32	21	-		53
Noncurrent assets	**66,362**	**(1,147)**	**(13)**		**65,202**
Inventories	34,126	498	377	c)	35,001
Trade receivables	26,243	(40)	-		26,203
Acounts receivable from related parties	8,563	(98)	-		8,465
Treasury receivables	27,352	-	-		27,352
Other current assets	3,039	911	-		3,950
Cash and cash equivalents	49,748	-	-		49,748
Current assets	**149,071**	**1,271**	**377**		**150,719**
Total assets	**215,433**	**124**	**364**		**215,921**
LIABILITIES AND EQUITY					
Share capital	28,417	-	-		28,417
Capital reserve	89,433	-	-		89,433
Retained earnings	24,642	-	(418)	g)	24,224
Treasury shares	(178)	-	-		(178)
Gains and losses recognised directly in equity	(10,715)	-	436	d)	(10,279)
Minority interest	5,574	-	-		5,574
Equity	**137,173**	-	**18**		**137,191**
Pension provisions and similar commitments	1,270	85	339	e)	1,694
Other noncurrent provisions	-	836	7	f)	843
Other noncurrent financial liabilities	4,644	(1)	-		4,643
Noncurrent leasing liabilities	22,775	-	-		22,775
Noncurrent income taxes payable	-	847	-		847
Other noncurrent liabilities	825	(91)	-		734
Deferred tax liabilities	671	(168)	-		503
Noncurrent liabilities	**30,185**	**1,508**	**346**		**32,039**
Current provisions	22,161	(5,553)	-		16,608
Current accrued liabilities	-	3,016	-		3,016
Current financial liabilities	-	110	-		110
Current portion of noncurrent financial liabilities	198	-	-		198
Current portion of noncurrent leasing liabilities	656	-	-		656
Trade payables	10,592	435	-		11,027
Current income tax liabilities	2,779	(673)	-		2,106
Accounts payable to related parties	5,072	240	-		5,312
Other current liabilities	6,617	1,041	-		7,658
Current liabilities	**48,075**	**(1,384)**	-		**46,691**
Total liabilities	**215,433**	**124**	**364**		**215,921**

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

Under IFRS, current and noncurrent assets are differentiated, as are current and noncurrent liabilities. In addition, under IFRS provisions and liabilities are defined differently to US GAAP. Items carried under "Other provisions" under US GAAP are carried as liabilities under IFRS. Reclassifications not recognised on the income statement were required in this regard.

The reclassifications recognised in income relate to the following issues:

a) The reclassification in the amount of € 2 thousand was the result of rounding differences for property, plant and equipment.

b) The adjustment relates to deferred taxes for the accounting adjustments.

c) The write-downs for inventories formed under US GAAP as a result of lower procurement prices in the amount of € 377 thousand were reversed under IFRS (see Note a) under income statement adjustments).

d) The adjustment to gains and losses recognised directly in equity is mostly due to the differences in accounting for pension provisions under IFRS and US GAAP. The recognition of a minimum pension liability under equity, not reflected in income, is not permissible under IFRS and was thus reversed.

e) The option offered in IFRS 1, according to which all cumulative actuarial losses can be recognised on the date of transition to IFRS, was applied. In addition, as discussed under d), the minimum pension liability formed under US GAAP was reversed.

f) The reclassifications of other noncurrent provisions reflected in income relate to adjustments to the provisions for partial retirement and provisions for anniversaries. Whereas US GAAP uses the top-up payments in the "block model" in the amount these are likely to be taken up on a pro rata basis over the remaining period of service to calculate provisions for partial retirement, according to IFRS these obligations must be carried in the full amount that these are likely to be taken up on the date the obligation arises.

In addition, during the transition to IFRS, the interest rate and the probability of fluctuation in the calculations for anniversary provisions were adjusted slightly.

g) The IFRS adjustments in the balance sheet recognised in income and detailed under a) to f) led to the following changes in the retained earnings:

Table 45 (in € '000)

	Adjustment
Adjustment to property, plant and equipment	2
Deferred taxes	(15)
Inventory measurement	377
Adjustment to gains and losses recognised directly in equity	(436)
Adjustment to pension provisions	(339)
Adjustment to provisions for partial retirement and anniversaries	(7)
Adjustment to retained earnings	**(418)**

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Reconciliation of the consolidated balance sheet as of 30 September 2005:

in € '000	US GAAP 30.09.2005	Reclassification not reflected in income	Reclassification reflected in income		IFRS 30.09.2005
ASSETS					
Goodwill	92,774	2,966	(1,751)	a)	93,989
Intangible assets	28,262	(1)	2,457	b)	30,718
Property, plant and equipment	29,755	-	-		29,755
Loans	1,910	(250)	-		1,660
Investments	362	-	-		362
Deferred tax assets	25,420	(5,242)	(336)	c)	19,842
Noncurrent trade receivables	212	-	-		212
Other noncurrent assets	99	12	-		111
Noncurrent assets	**178,794**	**(2,515)**	**370**		**176,649**
Inventories	53,744	4	288	d)	54,036
Trade receivables	55,819	(435)	-		55,384
Accounts receivable from related parties	6,228	(376)	-		5,852
Treasury receivables	17,231	-	-		17,231
Other current assets	5,861	949	-		6,810
Cash and cash equivalents	50,003	-	-		50,003
Current assets	**188,886**	**142**	**288**		**189,316**
Total assets	**367,680**	**(2,373)**	**658**		**365,965**
LIABILITIES AND EQUITY					
Share capital	32,524	-	-		32,524
Capital reserve	141,719	-	190	e)	141,909
Retained earnings	41,138	-	(1,234)	k)	39,904
Treasury shares	(4)	-	-		(4)
Gains and losses recognised directly in equity	(9,631)	1	706	f)	(8,924)
Minority interest	13,816	(434)	422	g)	13,804
Equity	**219,562**	**(433)**	**84**		**219,213**
Pension provisions and similar commitments	2,014	252	(79)	h)	2,187
Other noncurrent provisions	-	762	(18)	i)	744
Other noncurrent financial liabilities	26,009	-	-		26,009
Noncurrent leasing liabilities	24,895	-	-		24,895
Noncurrent income taxes payable	-	-	-		-
Other noncurrent liabilities	1,326	(50)	-		1,276
Deferred tax liabilities	9,456	(1,842)	671	j)	8,285
Noncurrent liabilities	**63,700**	**(878)**	**574**		**63,396**
Current provisions	33,900	(11,344)	-		22,556
Current accrued liabilities	-	7,339	-		7,339
Current financial liabilities	-	26	-		26
Current portion of noncurrent financial liabilities	505	764	-		1,269
Current portion of noncurrent leasing liabilities	1,031	-	-		1,031
Trade payables	19,241	(170)	-		19,071
Current income tax liabilities	6,570	(587)	-		5,983
Accounts payable to related parties	13,474	294	-		13,768
Other current liabilities	9,697	2,616	-		12,313
Current liabilities	**84,418**	**(1,062)**	**-**		**83,356**
Total liabilities	**367,680**	**(2,373)**	**658**		**365,965**

Page
56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

Under IFRS, current and noncurrent assets are differentiated, as are current and noncurrent liabilities. In addition, under IFRS provisions and liabilities are defined differently to US GAAP. Items carried under "Other provisions" under US GAAP are carried as liabilities under IFRS. Reclassifications not recognised on the income statement were required in this regard. In addition, the final purchase price allocation for Ioltech (see Note (3)) led – retroactively as of 30 September 2005 – to a reclassification not reflected in income of deferred tax assets to goodwill and minority interest.

The following were recorded under reclassifications reflected in income:

a) The adjustment to goodwill in the amount of € 1,751 thousand results from the first-time consolidation of LDT and Ioltech. At LDT, compared to US GAAP, the incidental costs of the merger that cannot be carried in the financial statements led to goodwill under IFRS being € 906 thousand lower.

Goodwill from the first-time consolidation of Ioltech is € 845 thousand lower and is due to the full revaluation of the assets and liabilities under IFRS 3.36 et seq. with the shares not being acquired in full in the amount of € 845 thousand. According to US GAAP, in the case of corporate acquisitions with minority interest, hidden reserves and liabilities are only proportionately included. The lower goodwill under IFRS is explained by the higher carrying amount of intangible assets and the corresponding deferred taxes.

In addition, goodwill from the acquisition of Ioltech increased as a result of the higher acquisition costs as part of the capital increase against contribution in kind by € 190 thousand (see e)).

In contrast, the development costs capitalised at Ioltech before the date of acquisition in line with IFRS led to a € 190 thousand reduction in goodwill compared to US GAAP.

b) Intangible assets are increased as a result of the full inclusion of hidden reserves as part of the purchase price allocation for the Ioltech acquisition in the amount of € 2,049 thousand. In addition, an increase of € 561 thousand stems from the capitalisation of development costs. Correspondingly higher amortisation of € -153 thousand must be taken into account.

c) The adjustment relates to deferred taxes for the accounting adjustments.

d) The write-downs for inventories formed under US GAAP as a result of lower procurement prices in the amount of € 288 thousand were reversed under IFRS.

e) The adjustment to the capital reserve is the result of different valuation dates of the shares issued by Ioltech as part of the acquisition. Under both US GAAP and IFRS, as a rule the stock market price of publicly traded shares is used to determine the acquisition price.

Under US GAAP, the valuation is based on the date of the ad hoc disclosure for the acquisition of the majority of Ioltech shares (17 December 2004). At this point in time the market value of the shares stood at € 13.10. Correspondingly, after subtracting issuing costs of € 11 thousand the share issue was valued at € 16,567 thousand. According to IFRS, the issued shares were valued on 2 February 2005, the date of the acquisition of Ioltech (entry of the capital increase in the commercial register). Based on a stock market price of € 13.25 on this date, the issued shares were measured at € 16,757 thousand under IFRS, after deduction of issuing costs totalling € 11 thousand.

f) The adjustment to gains and losses recognised directly in equity is mostly due to the differences in accounting for pension provisions under IFRS and US GAAP. The recognition of a minimum pension liability under equity, not reflected in income, is not permissible under IFRS and was thus reversed.

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g) According to IAS 1, minority interest must be disclosed under consolidated equity. The increase in minority interest mostly resulted from the full inclusion and capitalisation of hidden reserves under IFRS as part of the first-time consolidation of Ioltech (€ 501 thousand). As a consequence, the minority interests participate in the amortisation expense of the hidden reserves included and capitalised in the amount of € 98 thousand. This has a counteractive effect and correspondingly reduces the minority interest.

h) This adjustment is due to the use of the option offered by IFRS 1, according to which all accumulated actuarial losses can be recorded on the date of transition to IFRS.

In addition, the minimum pension liability formed under US GAAP was booked out.

i) The adjustment to the other noncurrent provisions relates to slight adjustments to the interest rate and the probability of fluctuation when measuring provisions for anniversaries.

j) The adjustment relates to deferred taxes for the accounting adjustments.

k) The IFRS adjustments in the balance sheet recognised in income and detailed under a) to j) led to the following changes in the retained earnings:

Table 47 (in € '000)

	Adjustment
Adjustment to goodwill	(1,751)
Capitalisation of intangible assets	2,457
Adjustment to deferred taxes	(1,007)
Inventory measurement	288
Adjustment to capital reserve	(190)
Adjustment to gains and losses recognised directly in equity	(122)
Booking out of minimum pension liability	(584)
Adjustment to minority interest	(422)
Adjustment to pension provisions	79
Adjustment to anniversary provisions	18
Adjustment to retained earnings	**(1,234)**

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56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

Reconciliation of cash flows for financial year 2004/2005

As a result of the adjustments described above recognised both in the income statement and directly in equity, the cash flow statement for financial year 2004/2005 is as follows:

Table 48 (in € '000)

	Financial year 2004/2005	Change	Financial year 2004/2005
Cash flows from operating activities	39,438	(1,007)	38,431
Cash flows from investing activities	(108,546)	593	(107,953)
Cash flows from financing activities	68,885	-	68,885
Exchange rate changes	478	414	892
Cash and cash equivalents, beginning of the reporting period	49,748	-	49,748
Cash and cash equivalents, end of the reporting period	50,003	-	50,003

(26) Notifiable transactions in the reporting period

In financial year 2005/2006 members of the Management Board and Supervisory Board executed notifiable securities transactions pursuant to Art. 15a of the German Securities Trading Act (*Wertpapierhandelsgesetz, WpHG*).

Management Board member Bernd Hirsch acquired 1,000 shares on 15 June 2006. The total value of this transaction was € 14,400. The Chairman of the Supervisory Board, Dr. Michael Kaschke, acquired a total of 3,500 shares with a total value of € 52,830 on 16 and 20 June 2006, and sold 1,250 shares with a total value of € 19,850 on 23 June 2006.

The details of the above-mentioned securities transactions were published immediately after their disclosure on the Company's Web site at www.meditec.zeiss.com/ir - Corporate Governance - Directors' Dealings in accordance with the legal requirements of Art. 15b WpHG. The publication documents and the relevant disclosures were forwarded to the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*).

(27) Events after the balance sheet date

Acquisition of Carl Zeiss S.A., Madrid, Spain

With effect from 1 October 2006 Carl Zeiss Meditec AG acquired all shares in Carl Zeiss S.A., Madrid, Spain. This company, which will operate in future under the name Carl Zeiss Meditec Iberia S.A., was previously Carl Zeiss Meditec's distribution partner in Spain for devices and systems. In future, therefore, Carl Zeiss Meditec will market its products directly in Spain; it also intends to use this acquisition to strengthen and expand its position in this market. In preparation of the transaction, prior to the acquisition of Carl Zeiss S.A. by Carl Zeiss Meditec, the assets and liabilities of the former profit center IMT were sold to the newly formed company Carl Zeiss IMT Iberia S.L. at their carrying amounts.

The provisionally estimated purchase price for Carl Zeiss S.A. totals approx. € 2.2 million. The final purchase price will be calculated on the basis of the acquired net assets based on the audited financial statements as of 30 September 2006. The breakdown of the purchase

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price for this acquisition is also based on company assumptions, provisional estimates and figures from the financial statements of Carl Zeiss S.A. that have not yet been fully audited, and this can thus change until the final assessment and audit of the carrying amounts of the acquired assets and liabilities.

The following is a provisional reconciliation of the assets acquired in the course of the acquisition:

Table 49: (in € million)

Total purchase price	2.2
Carrying amount of the acquired net assets	(1.6)
Amount paid in excess of the carrying amount	0.6

This is a transaction under common control, as all companies involved are majority-owned by Carl Zeiss AG. As a result, it does not give rise to any goodwill. The transaction is shown in the balance sheet at its present carrying amount. The purchase price paid in excess of the net carrying amounts of the acquired assets is offset against equity.

Acquisition of Carl Zeiss Surgical

After the Thuringian Higher Regional Court overruled – in its resolution of 12 October 2006 – the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" (*Freigabeverfahren*) pursuant to Art. 246 a Section 1 German Stock Corporation Act (*Aktiengesetz, AktG*), Carl Zeiss Meditec was able to acquire Carl Zeiss Surgical GmbH, Oberkochen, and Carl Zeiss Surgical Inc., Dublin, USA. The implementation of the corresponding capital increase against cash and contribution in kind was entered in the commercial register of Jena Local Court on 26 October 2006. Thus the appointed date of the initial consolidation is 1 November 2006.

In the course of the cash capital increase/ capital increase against contributions in kind, Carl Zeiss AG and Carl Zeiss Inc. will exercise their subscription rights to purchase 25,426,038 (Carl Zeiss AG) and 6,074,256 (Carl Zeiss Inc.) new shares in Carl Zeiss Meditec AG at a subscription price of € 10.10 per share. To this end, Carl Zeiss AG and Carl Zeiss Inc. will transfer their respective 100% interests in the subsidiaries Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. to Carl Zeiss Meditec. The acquisition costs (excl. incidental costs) total € 318,153 thousand. The transfer of the holdings in both companies took effect from 1 October 2006 and covered all associated rights, including any profits not yet distributed. Since no dividend was distributed to the investing companies Carl Zeiss AG and Carl Zeiss Inc. for financial year 2005/2006, in economic terms this constitutes a share contribution as of 1 October 2005.

In addition to its existing activities in the market for ophthalmology and surgery, the acquisition of Carl Zeiss Surgical gives Carl Zeiss Meditec another focal point in the market for neuro/ENT surgery. In the Company's estimation, both these markets are positively influenced by demographic, macroeconomic and technological trends and promise attractive growth rates long term.

The acquisition of Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. is carried as a transaction under common control, as all of the companies involved are majority-owned by Carl Zeiss AG. As a result, the acquired assets and liabilities will be carried at their present carrying amounts. This transaction does not give rise to any goodwill.

It is currently not yet possible to state the carrying amounts for each category of assets, liabilities and contingent liabilities for the acquired companies Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc., as the acquired companies are consolidated for the first time

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56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

on 1 November 2006, and the documents required for this first-time consolidation were not yet finished on the date these consolidated financial statements were prepared.

The remaining 17,285,472 no-par value shares were offered to the shareholders for cash; this resulted in a further 235,668 new shares being allocated to Carl Zeiss AG.

The new shares were admitted for trading by way of a resolution of the Frankfurt Stock Exchange on 2 November 2006 and were included in the existing listing from 9 November 2006.

Conclusion of the Ioltech squeeze-out

With effect from 15 November 2006 Carl Zeiss Meditec acquired 100% of the shares in Ioltech S.A. The remaining minority shareholders were excluded by way of a squeeze-out in return for cash compensation after the acquisition of a block of 110,174 shares on 10 July 2006, which meant the Company exceeded the required shareholding threshold of 95%. The acquisition costs (excl. incidental costs) total approx. € 4.7 million. Ioltech was also delisted from Section C of the Eurolist on the Paris Stock Exchange, Euronext with effect from 15 November 2006.

Further events after the balance sheet date

On 9 November 2006, Carl Zeiss Meditec AG was informed that IntraLase Corporation had apparently filed a suit in the USA against the Company and its associated companies as a result of purported improper use of confidential or protected information. No statement of claim has been officially submitted to date. The Company became aware of this fact via a press release published by IntraLase in the USA on 9 November 2006. The Company has carefully investigated the allegations published by IntraLase and, according to current findings, it is of the opinion that these are unfounded and lack any basis.

(28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

Details on executive bodies of the parent company

Management Board

The following were appointed as members of the Management Board of Carl Zeiss Meditec AG in financial year 2005/2006 and entered in the commercial register:

- Ulrich Krauss, Dipl.-Kaufmann (MBA), Weimar
  President and CEO, responsible for Sales, Service, HR, Quality Management and Clinical Affairs,

  Other mandates:
  Member of the Board of Directors of Carl Zeiss Meditec Inc., Dublin, USA;
  Member of the Board of Directors of Carl Zeiss Meditec Co. Ltd., Tokyo, Japan;
  Member of the Board of Directors of Ioltech S.A., La Rochelle, France;
  Member of the Board of Directors of Carl Zeiss India Pte. Ltd., Singapore;
  Managing Director of Ioltech Deutschland GmbH, Frankfurt am Main, Germany;
  Company Director of Ioltech Italia S.R.L., Milan, Italy;
  Company Director of Ioltech Belgie B.V.B.A., Hasselt, Belgium.

- Bernd Hirsch, Dipl.-Kaufmann (MBA), Jena
  Member of the Management Board, responsible for Finances, Investor Relations, IT, Operations and Legal Affairs,

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Other mandates:
Managing Director of Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH, Jena;
Président Directeur Général of Ioltech S.A., La Rochelle, France;
Member of the Board of Directors of Carl Zeiss Meditec Co. Ltd., Tokyo, Japan;
Member of the Supervisory Board of Carl Zeiss Jena GmbH, Jena.

- James L. Taylor, BS (U.S. Naval Academy), MBA (J. Hopkins University), Tiburon, USA
Member of the Management Board, responsible for Marketing and Research and Development,

Other mandates:
Member of the Board of Directors of Carl Zeiss Meditec Inc., Dublin, USA;
Member of the Board of Directors of Carl Zeiss Surgical Inc., Dublin, USA.

The total remuneration of the active members of the Management Board amounted to € 1,003 thousand in financial year 2005/2006. Details of this remuneration are included in the remuneration report in the management report. Projected unit credits for pensions for former members of the Management Board of Carl Zeiss Meditec amounted to € 203 thousand. Furthermore, the expense for transfers to provisions for pensions of active Management Board members was € 44 thousand in finanical year 2005/2006.

Supervisory Board
The Supervisory Board of Carl Zeiss Meditec AG had the following members in financial year 2005/2006:

- Dr. Michael Kaschke, Oberkochen,
Member of the Management Board of Carl Zeiss AG, Oberkochen,
Chairman of the Supervisory Board,

Other mandates:
Chairman of the Board of Directors of Carl Zeiss Meditec Inc., Dublin, USA;
Chairman of the Board of Directors of Carl Zeiss Surgical Inc., Dublin, USA;
Chairman of the Board of Directors of Carl Zeiss Co. Ltd., Tokyo, Japan;
Chairman of the Board of Directors of Carl Zeiss Pte. Ltd., Singapore;
Chairman of the Board of Directors of Carl Zeiss India Pte. Ltd., Singapore;
Chairman of the Board of Directors of Carl Zeiss Co. Ltd., Seoul, South Korea;
Chairman of the Board of Directors of Carl Zeiss Far East Co. Ltd., Kowloon, Hong Kong;
Chairman of the Board of Directors of Carl Zeiss (Pty.) Ltd., Randburg, South Africa;
Chairman of the Board of Directors of Carl Zeiss Australia Pty. Ltd. Camperdown, Australia;
Chairman of the Supervisory Board of Carl Zeiss Financial Services GmbH, Oberkochen;
Member of the Supervisory Board of Carl Zeiss SMT AG, Oberkochen;
Chairman of the Supervisory Board of Hensoldt AG, Wetzlar (since 1 October 2006 Carl Zeiss Sport Optics GmbH, Wetzlar);
Member of the Supervisory Board of Siltronic AG, Munich;
Member of the Supervisory Board of WISTA GmbH, Berlin.

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56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 (28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)

- Alexander von Witzleben, Weimar, Chairman of the Management Board of Jenoptik AG, Jena, Deputy Chairman of the Supervisory Board,

  Other mandates:
  Chairman of the Supervisory Board of Analytik Jena AG, Jena;
  Chairman of the Supervisory Board of DEWB AG, Jena;
  Chairman of the Supervisory Board of Meissner+Wurst Zander Gebäudetechnik GmbH, Stuttgart;
  Chairman of the Supervisory Board of PVA Tepla AG, Asslar;
  Member of the Administrative Board of Feintool International Holding AG, Lyss, Switzerland.

- Dr. Markus Guthoff, Krefeld, Member of the Management Board of the IKB Deutsche Industriebank AG, Düsseldorf, Member of the Supervisory Board,

  Other mandates:
  Member of the Supervisory Board of Argantis GmbH, Cologne;
  Member of the Advisory Board of IKB Credit Asset Management Gesellschaft mbH, Düsseldorf (from 1 September 2006);
  Member of the Board of Directors of IKB Capital Corporation, New York.

- Dr. Dieter Kurz, Aalen, Chairman of the Management Board of Carl Zeiss AG, Oberkochen,
  Member of the Supervisory Board (since 11 March 2006),

  Other mandates:
  Chairman of the Supervisory Board of Carl Zeiss SMT AG, Oberkochen;
  Chairman of the Supervisory Board of Carl Zeiss Industrielle Messtechnik GmbH, Oberkochen;
  Chairman of the Supervisory Board of Carl Zeiss Jena GmbH, Jena;
  Chairman of the Administrative Board of Carl Zeiss Mexico S.A. de CV, Mexico D.F.;
  Chairman of the Board of Directors of Carl Zeiss Inc., Thornwood, USA;
  Chairman of the Board of Directors of Carl Zeiss IMT Corp., Minneapolis, USA;
  Member of the Board of Directors of Carl Zeiss Co. Ltd., Tokyo, Japan.

- Dr. Manfred Fritsch, Kleinpürschütz near Jena, Member of the Supervisory Board (until 10 March 2006),

  Other mandates:
  Member of the Supervisory Board of Messe AG, Erfurt;
  Member of the Advisory Board of asphericon GmbH, Jena;
  Chairman of the Advisory Board of Verkehrslandeplatz Jena-Schöngleina GmbH, Schöngleina, Germany;
  Member of the Management Board of the optics cluster OptoNet e.V., Jena;
  Member of the Economic Advisory Board to the State Prime Minister of Thuringia.

- Wilhelm Burmeister, Jena, Group Manager Manufacturing Control and Chairman of the Works Council of Carl Zeiss Meditec AG, Jena, Member of the Supervisory Board on behalf of the employees,
  no other mandates.

- Franz-Jörg Stündel, Jena, Service Technician at Carl Zeiss Meditec AG, Jena, Member of the Supervisory Board on behalf of the employees,
  no other mandates.

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The total remuneration of the active members of the Supervisory Board amounted to € 195 thousand in financial year 2005/2006. Details of this remuneration are included in the remuneration report in the management report. The remuneration of Supervisory Board members is governed by Art. 19 of the Articles of Association of Carl Zeiss Meditec AG.

Advances/loans and contingent liabilities in favour of members of executive bodies
No advances or loans were granted to members of the executive bodies. The Company did not enter into any contingent liabilities in favour of members of the Management Board or Supervisory Board.

Auditor's fee
In financial year 2004/2005, the Company paid auditor's fees for the audit of the annual individual and consolidated financial statements in the amount of € 403 thousand and for other services in the amount of € 56 thousand.

In financial year 2005/2006, the fees for the auditors of the consolidated financial statements totalled € 528 thousand for auditing the consolidated financial statements (of which € 85 thousand in Germany) and € 318 thousand for other services (of which € 64 thousand in Germany).

Personnel expenses
Personnel expenses for financial years 2005/2006 and 2004/2005 were as follows:

Table 50 (in € '000)

	Finacial year 2005/2006	Finacial year 2004/2005
Wages and salaries	79,466	65,225
Social security expenses	10,142	7,576
Employee pensions	3,159	2,099
Total	**92,767**	**74,900**

The total of all defined contribution plans in the current financial year amounted to € 1,347 thousand (previous year: € 1,432 thousand).

As of the balance sheet date 30 September 2006, the workforce totalled 1,292 (previous year: 1,207) plus 14 trainees (previous year: 15). The Company had an annual average of 1,281 employees (previous year: 1,187).

Table 51: Details on shareholdings (fully consolidated companies) (in € '000)

Name and domicile of the company	Currency	Share of voting capital %	Equity as of 30 September 2006 translated at the exchange rate on the balance sheet date*	thereof profit/loss for financial year 2005/2006 at average annual exchange rate*
Carl Zeiss Meditec Inc., Dublin, USA	US$ '000 € '000	100	72,450 57,185	18,652 15,177
Carl Zeiss Meditec Asset Management Verwaltungsgesellschaft mbH, Jena, Germany	€ '000	100	14,772	12
Atlantic S.A.S., Le Pecq, France	€ '000	100	14,770	59
Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany	€ '000	100	2,332	994
Carl Zeiss Meditec Co. Ltd., Tokyo, Japan	¥ '000 € '000	51	2,289,491 15,340	704,427 4,931
Carl Zeiss Meditec France S.A.S., Le Pecq, France	€ '000	96.5	2,848	(250)
Ioltech S.A., La Rochelle, France	€ '000	96.5	24,478	1,284
Ioltechnologie Production S.A., La Rochelle, France	€ '000	96.5	9,180	86
Ioltech Pharma S.a.r.l., La Rochelle, France	€ '000	96.5	(12)	16
FRANSITEC S.A., La Rochelle, France	€ '000	96.5	138	(22)
F.C.I. S.A., Paris, France	€ '000	94.7	7,574	1,302
R.D.B. S.A.S. Laboratoire, Besançon, France	€ '000	96.5	1,151	(10)
F.C.I. SUD Ltd., Quatre Bornes, Mauritius Island	MUR '000 € '000	96.5	34,130 819	11,677 304
F.C.I. Ophthalmics Inc., Marshfield Hills, USA	US$ '000 € '000	96.5	139 110	(122) (99)
Hyaltech Ltd., Edinburgh, United Kingdom	GBP '000 € '000	96.5	5,999 8,855	2,069 3,027
Ioltech Deutschland GmbH, Frankfurt/Main, Germany	€ '000	96.5	(1,062)	(557)
Ioltech Italia S.R.L., Milan, Italy	€ '000	96.5	25	0
Ioltech Belgie B.V.B.A., Hasselt, Belgium	€ '000	96.5	(557)	(263)

* The figures show the values recognised under the respective national accounting standards.

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56 (1) The Company
56 (2) Accounting and valuation principles
68 (3) Business acquisitions and sales
73 (4) Goodwill
74 (5) Intangible assets
76 (6) Property, plant and equipment
78 (7) Financial assets
78 (8) Inventories
79 (9) Trade receivables
80 (10) Other current assets
80 (11) Restricted cash
80 (12) Equity
82 (13) Employee benefit obligations
84 (14) Provisions
84 (15) Noncurrent financial liabilities
86 (16) Current accrued liabilities
86 (17) Other current liabilities
87 (18) Contingent liabilities and other financial commitments
91 (19) Financial instruments and risk provisioning
92 (20) Segment reporting
94 (21) Government grants
95 (22) Income taxes
98 (23) Related party disclosures
100 (24) Employee participation programme
101 (25) Notes on the first-time application of IFRS
108 (26) Notifiable transactions in the reporting period
108 (27) Events after the balance sheet date
110 **(28) Other mandatory disclosures pursuant to Art. 314 Commercial Code (HGB)**


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In December 2004 the Company acquired Laser Diagnostic Technologies Inc., which is headquartered in San Diego, USA. This company is included in the figures of Carl Zeiss Meditec Inc. and was merged with Carl Zeiss Meditec Inc. with effect from 3 October 2005.

German Corporate Governance Code/Declaration according to Art. 161 of the AktG (Stock Corporation Act)

The declaration mandated under Art. 161 German Stock Corporation Act (AktG) was made by the Management and Supervisory Boards and published to the shareholders on the homepage http://www.meditec.zeiss.de.

Clearance for publication

The Management Board of Carl Zeiss Meditec AG cleared these IFRS consolidated financial statements to be handed over to the Supervisory Board on 23 November 2006. The Supervisory Board's task is to review the consolidated financial statements and declare whether it approves the consolidated financial statements.

Jena, 23 November 2006
Carl Zeiss Meditec AG

Ulrich Krauss	Bernd Hirsch	James L. Taylor
President and CEO	Member of the Management Board	Member of the Management Board

Auditor's report

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We have audited the consolidated financial statements prepared by the Carl Zeiss Meditec AG, Jena, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2005 to September 30, 2006. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (*Handelsgesetzbuch* "German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the *Institut der Wirtschaftsprüfer* (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Jena, 23 November 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Ozimek
Wirtschaftsprüfer

Pülmanns
Wirtschaftsprüfer

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Report of the Supervisory Board

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118 Examination of the work of the Management Board by the Supervisory Board
121 Supervisory Board meetings and circular resolutions
121 Work of the Supervisory Board committees
122 Corporate Governance
122 Focus of the deliberations of the Supervisory Board
123 Audit of the annual and consolidated financial statements
125 Composition of the Management Board and Supervisory Board
125 Final remarks

Dear Shareholders,
Dear Readers,

Carl Zeiss Meditec AG ("Carl Zeiss Meditec", "the Company") again looks back on a very successful financial year. The significant year-on-year increase in consolidated revenue and the fact that profitability grew stronger than revenue prove yet again that Carl Zeiss Meditec is successfully implementing its profitable growth strategy. Consolidated revenue increased by 20.7% year-on-year from € 323.7 million to € 390.6 million. Earnings before interest and taxes ("EBIT") also grew by 34.6% compared to the previous year, increasing from € 35.7 million to € 48.1 million.

These are, therefore, good conditions to use a part of the profits generated and to distribute again an attractive dividend to the shareholders of Carl Zeiss Meditec for financial year 2005/2006. The Supervisory Board approves the Management Board's proposal for the utilisation of retained earnings and will therefore join the Management Board in proposing to the forthcoming Annual General Meeting the payment of a dividend of € 0.14 per share. In keeping with our basic principle of equal and fair treatment for all the Company's shareholders, this planned dividend payment also extends to the around 48.8 million new shares issued in October 2006 and thus relates to all of the around 81.3 million shares that make up the Company's share capital.

Arguably the most significant project of the financial year was the acquisition of Carl Zeiss Surgical GmbH, Oberkochen, Germany and Carl Zeiss Surgical Inc., Dublin, USA (together referred to as "Carl Zeiss Surgical") by Carl Zeiss Meditec. Carl Zeiss Meditec is thus developing into an integrated medical technology provider that is ideally equipped to further expand its already excellent market position. The Annual General Meeting of Carl Zeiss Meditec had approved this transaction back in March this year with an overwhelming majority of 99.8% of the share capital present (including: 98.5% of the free float present). In spite of the capital increase being obstructed by actions filed by eight individual shareholders against the resolution on the capital increase, the acquisition of Carl Zeiss Surgical was concluded with great success after a seven-month delay at the beginning of November 2006. 99.9% of the shares offered were subscribed by the Company's investors during the subscription period, which – in our opinion – underlines the capital market's support for the Company's strategy in general and for this important and comprehensively communicated step in particular. Out of this transaction, the Company generated liquid funds of € 174.8 million (excluding bank commissions and expenses in connection with the capital increase). These funds will continue to promote the further growth of Carl Zeiss Meditec.

In our opinion, therefore, the foundations have been laid for the Company to continue its successful trend in future for the benefit of its customers, employees, business partners and all its shareholders.

Examination of the work of the Management Board by the Supervisory Board

In accordance with the legal stipulations of Art. 90 (1, 2) German Stock Corporation Act (*Aktiengesetz, AktG*), the Management Board of Carl Zeiss Meditec AG provided the Supervisory Board with regular, detailed verbal and written reports concerning relevant matters of corporate policy, corporate planning, risk management, and the profitability and value enhancement of the Company.

1. Basic corporate planning issues pursuant to Art. 90 (1) No. 1 AktG were dealt with at the Supervisory Board meeting on 8 May 2006. The subject of this meeting, among

other things, was the detailed presentation and adoption of the budget for financial year 2006/2007.

2. The annual financial statements for financial year 2004/2005 were inspected in detail at the meeting of the Audit Committee on 5 December 2005 and at the Supervisory Board meeting to adopt the financial statements on 14 December 2005. Pursuant to Art. 90 (1) No. 2 AktG, the profitability of Carl Zeiss Meditec AG and the Carl Zeiss Meditec Group was the main agenda item of both these meetings. The discussion was based on an extensive report prepared by the Management Board on the financial results for financial year 2004/2005. The profitability of the Company was presented using a system of key figures, which goes beyond the requirements of the law. Since Carl Zeiss Meditec AG is driven according to the achievement of Economic Value Added® (EVA®), this included, among other things, presentations of the development of working capital and the profitability of operating assets. Profitability trends at Carl Zeiss Meditec AG in financial year 2005/2006 were the subject of the meetings of the Audit Committee on 6 December 2006 and the meeting of the Supervisory Board to adopt the annual financial statements on 11 December 2006.
3. The Management Board of Carl Zeiss Meditec AG provides the Supervisory Board with regular, detailed written and verbal reports about the course of business. These reports in accordance with the requirements of Art. 90 (1) No. 3 AktG discuss the development of revenue and earnings, as well as the Company's general situation and the situation in individual business areas in particular. The reports of the Management Board covered the 3, 6, and 9-month reporting periods, respectively, at the Supervisory Board meetings on 15 February 2006, 8 May 2006, and 7 August 2006. The Company's Management Board also gave separate presentations on the economic development of Carl Zeiss Meditec for the first, second and third quarters. In addition, the Management Board gave a report during the aforementioned Supervisory Board meetings on the development of business in the respective preceding month. The Management Board of the Company also prepared written monthly reports for the months February, May, August and October 2006, which were sent to the members of the Supervisory Board. These reports dealt with key aspects of the Company's business development, important decisions and events, as well as the progress of the Company's main research and development projects. The Company's economic development in financial year 2005/2006 (reporting period: 12 months) and in the fourth quarter was on the agenda at the Audit Committee meeting on 6 December 2006 and the Supervisory Board meeting on 11 December 2006. Reports to the Supervisory Board always include a risk report, which discusses current developments recorded in the central risk management system of Carl Zeiss Meditec and its subsidiaries.
This reporting structure ensures that the Supervisory Board of Carl Zeiss Meditec AG is informed comprehensively at all times about all major aspects of the Company's business development. It also guarantees close cooperation between the Management Board and the Supervisory Board.
4. The Supervisory Board was informed in advance about business transactions of significance for the profitability or liquidity of Carl Zeiss Meditec AG (Art. 90 (1) No. 4 AktG).

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118 Examination of the work of the Management Board by the Supervisory Board
121 Supervisory Board meetings and circular resolutions
121 Work of the Supervisory Board committees
122 Corporate Governance
122 Focus of the deliberations of the Supervisory Board
123 Audit of the annual and consolidated financial statements
125 Composition of the Management Board and Supervisory Board
125 Final remarks

One such transaction was in particular the combined capital increase against cash and contribution in kind in connection with the planned take-over of Carl Zeiss Surgical. This transaction and its corresponding structure were discussed in detail at the Supervisory Board meeting on 14 December 2005. The following key aspects were discussed: the strategic importance of the planned acquisition, the valuation of Carl Zeiss Surgical based on the appraisal report prepared voluntarily by the renowned auditing company Ernst & Young, Stuttgart, Germany. Legal issues and matters regarding the technical implementation of the planned acquisition were also discussed. The Supervisory Board agreed in principle to the acquisition of Carl Zeiss Surgical as proposed by the Management Board of the Company and to the corporate values calculated by Ernst & Young, and delegated its authority to approve the invitation to the General Meeting for the Company's planned Annual General Meeting on 10 March 2006, as well as its authority to submit resolution proposals, to the General and Personnel Committee. This affected in particular the resolution regarding the utilisation of retained earnings, the discharge of the members of the Management Board, the discharge of the members of the Supervisory Board, the election of the auditor, the capital increase against cash and contribution in kind, in addition to relevant amendments to the Articles of Association (the contribution of Carl Zeiss Surgical GmbH by Carl Zeiss AG and Carl Zeiss Surgical Inc. by Carl Zeiss Inc. was planned as a contribution in kind), the adjustment of Authorised Capital I, the resolution on a new authorisation to acquire treasury shares, amendments to the Articles of Association, particularly with respect to the purpose of the Company, the Supervisory Board and the requirements for participating in the Annual General Meeting, as well as the election of Supervisory Board members. The Supervisory Board also delegated its authority to approve the conclusion of contribution agreements between the Company and shareholders that provided contributions in kind, as well as its existing authority pursuant to Art. 27 of the Articles of Association to pass resolutions on amendments to the Articles of Association that affect only the version, to the General and Personnel Committee. In line the authority granted to it, the General and Personnel Committee approved the invitation to the General Meeting in its written circular resolution dated 9 January 2006. This authorisation conforms to the legal requirements of the Supervisory Board's rules of procedure. The Management Board reported regularly on the current status of the implementation of the capital increase for the purposes of acquiring Carl Zeiss Surgical at the meetings of the Supervisory Board in financial year 2005/2006, as well as in additional written reports. In its presentation on 7 August 2006, the Management Board reported on the main contents of the legal claims filed against the capital increase. The Supervisory Board took note of this information and asked the Management Board to continue providing regular updates on this matter.

The Supervisory Board has not requested any separate reports about Company affairs in the sense of Art. 90 (3) AktG that go beyond the reporting described under points 1 to 4. The type and scope of the reports provided

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by the Management Board to the Supervisory Board and the discussion of additional matters have not given the Supervisory Board any cause to inspect or audit the books and publications of Carl Zeiss Meditec in accordance with Art. 111 (2) AktG.

In addition to the reports described above, the Chairman of the Supervisory Board also engaged in regular exchanges of information and ideas with the Management Board outside official meetings. The main topics discussed on such occasions were the Company's current business outlook and aspects of strategic development. For his part, the Chairman of the Supervisory Board was engaged in a lively exchange of information with the other members of the Supervisory Board. This ensured close collaboration between the Management Board and Supervisory Board.

Supervisory Board meetings and circular resolutions

The Supervisory Board held a total of four meetings during financial year 2005/2006. The Supervisory Board and the General and Personnel Committee also respectively passed five and two resolutions by circular letter.

All members of the Supervisory Board were present at two meetings. There were two Supervisory Board meetings at which one member was missing.

Work of the Supervisory Board committees

In accordance with its rules of procedure, the Supervisory Board of Carl Zeiss Meditec is supported in its work by two committees.

1. **The General and Personnel Committee** advises the Management Board on matters of Company strategy. It assists the Chairman of the Supervisory Board between Supervisory Board meetings. It also shares responsibility for coordinating and preparing for the Supervisory Board meetings. In addition, this committee prepares the Supervisory Board's personnel decisions and passes resolutions – with the prior authorisation of the Supervisory Board – on the transactions requiring approval submitted by the Management Board. Furthermore, the Supervisory Board may pass a special resolution charging the committee with further responsibilities, where this is legally permissible.
   The General and Personnel Committee held one meeting in financial year 2005/2006. The Committee also passed a resolution by circular letter – with the prior authorisation of the Supervisory Board, as described in detail above. Another resolution by circular letter related to the acquisition of a block of 110,174 shares in Ioltech S.A. on 10 July 2006. In its meeting the General and Personnel Committee also advised on the structure of the remuneration system for the Management Board. The results of these consultations were discussed in detail in the plenary session of the following Supervisory Board Meeting.
2. The responsibilities of the **Audit Committee** mainly relate to matters of accounting and risk management, as well as to auditing issues, such as commissioning the audit assignment, the necessary confirmation of the auditor's independence and the definition of the focal points of the audit.
   The Audit Committee held one meeting in the reporting period.

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The composition of the Supervisory Board and its committees, including the duties of their individual members, is shown in the following table.

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118 Examination of the work of the Management Board by the Supervisory Board
121 Supervisory Board meetings and circular resolutions
121 Work of the Supervisory Board committees
122 Corporate Governance
122 Focus of the deliberations of the Supervisory Board
123 Audit of the annual and consolidated financial statements
125 Composition of the Management Board and Supervisory Board
125 Final remarks

Table 1: Overview of the composition of the Supervisory Board and its committees including the duties of the individual members

Income statement	Supervisory Board	General and Personnel Committee	Audit Committee
Dr. Michael Kaschke	Chairman	Chairman	Member
Alexander von Witzleben	Deputy Chairman	Member	-
Dr. Markus Guthoff	Member	-	Chairman
Dr. Manfred Fritsch (until 10 March 2006 inclusive)	Member	Member	-
Dr. Dieter Kurz (from 11 March 2006)	Member	Member	-
Franz-Jörg Stündel	Member	Member	-
Wilhelm Burmeister	Member	-	Member

Corporate Governance

In its role as supervisory body of the Company, the Supervisory Board also monitored the progress of the implementation of Corporate Governance at Carl Zeiss Meditec. The Supervisory Board concluded that the Company complies with and will continue in future to observe the recommendations of the new version of the Code dated 12 June 2006 without restriction.

The declaration of the Management Board and the Supervisory Board of Carl Zeiss Meditec AG on the German Corporate Governance Code in accordance with Art. 161 AktG describes the status of the implementation of Corporate Governance at Carl Zeiss Meditec.

In accordance with its commitment to good Corporate Governance, Carl Zeiss Meditec not only implements the main recommendations of the Code; it also observes the majority of its "discretionary provisions". Further information on this can be found in the chapter entitled "Corporate Governance" in this Annual Report.

The Supervisory Board expressly welcomes the concerns and objectives of the German Corporate Governance Code. We firmly believe that management geared towards long-term value enhancement as well as a transparent and fair communication policy are ultimately in the interest of all the Company's interest groups. This is the only way to create a basis of trust, which is the basis for the Company's success.

Focus of the deliberations of the Supervisory Board

In addition to the regular and detailed discussion about the development of business at Carl Zeiss Meditec (refer also to section "Examination of the work of the Management Board by the Supervisory Board"), the Supervisory Board also regularly discussed the current status of the acquisition process of Carl Zeiss Surgical in detail. Other topics of fundamental importance were – as mentioned above – the development of the sales organisation in Europe, status reports on the development of individual business areas and product divisions, research and development projects and legal issues.

Audit of the annual and consolidated financial statements

By way of a resolution of the Annual General Meeting on 10 March 2006, Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH Wirtschaftsprüfungsgesellschaft und Steuerberatungsgesellschaft ("BHP"), Stuttgart, was elected as auditor for the annual financial statements of Carl Zeiss Meditec AG. Before making its proposal, the Supervisory Board obtained a declaration from the auditor, dated 15 November 2005, confirming that there are no private, professional, business, financial, or other relationships between the auditor and its executive bodies and audit managers, or between the Company and its executive body members. After election by the Annual General Meeting the Supervisory Board commissioned BHP on 5 May 2006 with the task of auditing the annual financial statements 2005/2006 of Carl Zeiss Meditec AG and the report on relations with affiliated companies pursuant to Art. 312 AktG.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft - Wirtschaftsprüfungsgesellschaft ("KPMG"), Stuttgart, was elected as auditor for the consolidated financial statements of Carl Zeiss Meditec by the Annual General Meeting on 10 March 2006. Before making its proposal, the Supervisory Board obtained a declaration from the auditor of the consolidated financial statements, dated 19 December 2005, confirming that there are no private, professional, business, financial, or other relationships between the auditor and its executive bodies and audit managers, or between the Company and its executive body members. After election by the Annual General Meeting the Supervisory Board commissioned KPMG on 6 July 2006 with the task of auditing the consolidated financial statements 2005/2006 of Carl Zeiss Meditec.

The annual financial statements as of 30 September 2006 prepared by the Management Board, including the Company's management report for financial year 2005/2006, were audited by BHP. The auditor found the annual financial statements and management report to be in compliance with the properly prepared accounts, legal provisions and the Articles of Association, and established that the management report presents a true and fair view of the risks to future development. The auditor confirmed this by issuing an unqualified audit opinion.

The annual and consolidated financial statements, including the related management and audit reports, were submitted to all members of the Supervisory Board and discussed in detail and in presence of the auditor at the meeting of the Audit Committee of the Supervisory Board on 6 December 2006, in accordance with the requirements of Art. 171 (1), Sentence 2 AktG. The Management Board also presented its proposal for the 2007 Annual General Meeting for the utilisation of net retained profits to the Audit Committee of the Supervisory Board. This proposes utilising the net retained profits from financial year 2005/2006 of € 24,087,609.73 as follows:

- Payment of a dividend of € 0.14 per no-par value share for 81,309,610 no-par-value shares: € 11,383,345.40
- Carryforward of residual profit to new account: € 12,704,264.33

After a detailed examination of the financial statements and an in-depth discussion with the auditor, the Audit Committee of the Supervisory Board did not raise any objections to the Company's annual financial statements or management report for financial year 2005/2006.

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118 Examination of the work of the Management Board by the Supervisory Board
121 Supervisory Board meetings and circular resolutions
121 Work of the Supervisory Board committees
122 Corporate Governance
122 Focus of the deliberations of the Supervisory Board
123 Audit of the annual and consolidated financial statements
125 Composition of the Management Board and Supervisory Board
125 Final remarks

Therefore, the Audit Committee of the Supervisory Board recommended to the Supervisory Board to approve and adopt the annual financial statements. On this basis and on the basis of a detailed discussion, the Supervisory Board approved in its meeting on 11 December 2006 the annual financial statements for the year ending 30 September 2006 as prepared by the Management Board. The annual financial statements are thus adopted. In addition, the Supervisory Board agreed to the above-mentioned proposal of the Management Board to distribute a portion of the Company's net retained profits in the form of a dividend and to carry forward the residual net earnings to new account.

The Supervisory Board's examination also included the consolidated financial statements and the consolidated management report. The consolidated annual financial statements as of 30 September 2006 prepared by the Management Board, including the consolidated management report for financial year 2005/2006, were audited by KMPG. The consolidated financial statements of Carl Zeiss Meditec as of 30 September 2006 were prepared for the first time in accordance with the International Financial Reporting Standards ("IFRS"), as they apply in the EU. All IFRS principles applicable on the balance sheet date were taken into consideration. The present version of the consolidated financial statements complies with the provisions of Art. 315a of the German Commercial Code (*Handelsgesetzbuch, HGB*). It forms the legal basis for the group accounting in accordance with international standards in Germany, in conjunction with the Regulation ("EC") No. 1606/2002 of the European Parliament and Council dated 19 July 2002 relating to the application of international accounting standards, and applies for financial years commencing on or after 1 January 2005. The auditor found the consolidated annual financial statements and consolidated management report to be in compliance with the properly prepared accounts, with legal provisions as well as with the IFRS principles and with the Articles of Association, and established that the consolidated management report presents a true and fair view of the risks to future development. The auditor confirmed this by issuing an unqualified audit opinion.

After a detailed examination of the financial statements and an in-depth discussion with the auditor, the Audit Committee of the Supervisory Board did not raise any objections to the Company's consolidated financial statements or consolidated management report for financial year 2005/2006. Therefore, the Audit Committee of the Supervisory Board recommended to the Supervisory Board to approve the annual financial statements. On this basis and on the basis of a detailed discussion, the Supervisory Board approved in its meeting on 11 December 2006 the consolidated financial statements for the year ending 30 September 2006 as prepared by the Management Board.

Pursuant to Article 315a HGB, the current consolidated financial statements in accordance with the IFRS principles exempt the Company from its obligation to prepare consolidated financial statements in accordance with German law.

Pursuant to Art. 312 AktG, the Management Board of Carl Zeiss Meditec AG, as a member of the Carl Zeiss Group, prepared a report on relations with affiliated companies in financial year 2005/2006, which states in particular that – under the circumstances known to the Management Board at the time the legal transactions were concluded – Carl Zeiss Meditec AG received an appropriate consideration for each of the transactions listed and that reportable measures were neither implemented nor omitted in the financial year.

The auditor audited the report on relations with affiliated companies and issued it the following audit opinion:

"Following our duly completed audit and assessment, we confirm that
1. the information given in this report is correct,
2. the payments made by the Company for the legal transactions discussed in the report were not inappropriately high."

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Both the report on relations with affiliated companies and the respective auditor's report were submitted to the Supervisory Board. The Audit Committee of the Supervisory Board and the Supervisory Board also reviewed the report on relations with affiliated companies and agree with the opinion of the auditor. On completion of its audit the Supervisory Board has no objections to raise against the declaration of the Management Board at the end of the report on relations with affiliated companies.

Composition of the Management Board and Supervisory Board

The Supervisory Board had one member change in the financial year just ended. Dr. Manfred Fritsch, former Managing Director of Carl Zeiss Jena GmbH, resigned his post for age reasons effective from the end of the Annual General Meeting 2006 on 10 March 2006. The respective age limit is stipulated in the Supervisory Board's rules of procedure. Dr. Dieter Kurz, Chairman of the Management Board of Carl Zeiss AG, was appointed as Dr. Manfred Fritsch's successor on the Supervisory Board of Carl Zeiss Meditec AG.

The other appointed members of the Supervisory Board of Carl Zeiss Meditec also stood for election at the Company's Annual General Meeting in March 2006. Dr. Markus Guthoff was proposed as a candidate, since he had been a legally appointed member of the Company's Supervisory Board to date. Supervisory Board member Alexander von Witzleben stood for re-election at the Annual General Meeting 2006, due to the expiry of his legally prescribed term of office. Finally, in order to ensure temporal consistency of the mandates of all Supervisory Board members elected, Dr. Michael Kaschke was nominated for re-election by the Annual General Meeting 2006. The Supervisory Board elections were held as individual elections in conformance with the recommendations of the German Corporate Governance Code in its version dated 12 June 2006. All candidate proposals were approved by the Annual General Meeting with a majority of more than 99% of the votes cast in each case.

The Company's Management Board had no member changes in financial year 2005/2006.

Final remarks

Once again, the outstanding commitment of all employees was key to the successful economic development of Carl Zeiss Meditec in financial year 2005/2006. The Supervisory Board would like to take this opportunity to sincerely thank all its employees for their tremendous efforts to meet the requirements of our customers and for their support in the Company's major strategic projects. We would also like to say a very special thanks to Mssrs. Krauss, Hirsch and Taylor for their dedication as members of the Management Board of Carl Zeiss Meditec AG and for the close and reliable partnership we have enjoyed with them.

Jena, 11 December 2006
For the Supervisory Board

Dr. Michael Kaschke
(Chairman)

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Corporate Governance at Carl Zeiss Meditec[1]

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126 I. Implementation of the Code's recommendations ("mandatory provisions")
134 II. Implementation of the Code's recommendations ("discretionary provisions")

Good Corporate Governance is in our nature

Carl Zeiss Meditec AG ("Carl Zeiss Meditec", the "Company") has always had a highly valued tradition of responsible and transparent management. It is therefore only logical and consistent that the Company attaches great importance to open and clear corporate communication with respect to its shareholders and the public. In financial year 2005/2006 Carl Zeiss Meditec implemented, without restriction, the recommendations of the German Corporate Governance Code ("the Code"), as stipulated in both its version dated 12 June 2006 and in its version dated 2 June 2005. The Company also followed the vast majority of the Code's suggestions in the period under review – and naturally beyond.

The following text provides detailed information about the implementation status of Corporate Governance at Carl Zeiss Meditec. Compliance with the recommendations of the Code in its version of 12 June 2006 is described in the first section. The second section gives an overview of how Carl Zeiss Meditec has applied the Code's suggestions.

I. Implementation of the Code's recommendations ("mandatory provisions")

Shareholder rights: All Carl Zeiss Meditec shareholders have the same rights; each share entitles the bearer to one vote

The forum for shareholders to exercise their rights is the Annual General Meeting, and it is here that they exercise their voting right. Each Carl Zeiss Meditec share entitles its bearer to one vote. Shareholders have the opportunity at the Annual General Meeting to voice their opinions on agenda items and to ask relevant questions and make proposals. The Annual General Meeting is chaired by the Chairman of the Supervisory Board. The Management Board of Carl Zeiss Meditec AG presents the annual financial statements and the consolidated financial statements to the Annual General Meeting. Amendments to the Articles of Association and major corporate measures, such as affiliation agreements and changes in company form, the issue of new shares and other financial instruments, as well as the authorisation to acquire treasury shares, are resolved by the Annual General Meeting as an executive body of the Company.

Cooperation between the Management Board and Supervisory Board: Both executive bodies work together closely for the benefit of the Company

The Management Board and the Supervisory Board provide a detailed progress report on the implementation of Corporate Governance at Carl Zeiss Meditec. This report has been a core part of Carl Zeiss Meditec's annual reports since financial year 2002/2003.

The Management Board is responsible for corporate management; the Supervisory Board advises and monitors the Management Board. This dual management system of Carl Zeiss Meditec AG is based, like the German Corporate Governance Code, on the provisions of the German Stock Corporation Act.

The Management Board and the Supervisory Board communicate very closely with each other in this respect and are in constant dialogue. The Management Board coordinates the Company's strategic orientation with the Supervisory Board and the two discuss how to put the strategy in place. The Management Board regularly provides the Supervisory Board with comprehensive, up-to-date, written and verbal reports about the development of business, corporate planning, the development of risks and risk management.

1 Constitutes the corporate governance report in accordance with clause 3.10 of the German Corporate Governance Code in its version dated 12 June 2006

Further explicit statements on this can be found in the "Report of the Supervisory Board" in this Annual Report.

The Supervisory Board is directly involved in any decisions that may have a significant effect on the Company's net assets, financial position and earnings. The Management Board and the Chairman of the Supervisory Board are jointly responsible for providing the Supervisory Board with information. The reports prepared by the Management Board in accordance with Art. 90 (1) and (2) are presented in more detail in the "Report of the Supervisory Board".

The Management Board

As of 30 September 2006 the Management Board of Carl Zeiss Meditec AG had three members.

The Management Board is committed to defending the Company's interests and to sustainably increasing its value. The President and Chief Executive Officer coordinates the principles of Company's policies. The main responsibilities of the Management Board include defining corporate strategy, drawing up the Company budget, publishing quarterly and annual financial statements, finding the right candidates to fill key positions in the Company, and allocating resources. Any secondary occupations require the consent of the Supervisory Board. None of the Management Board members of Carl Zeiss Meditec has a secondary occupation.

The Supervisory Board

The Supervisory Board had one member change in the financial year just ended. Dr. Manfred Fritsch, former Managing Director of Carl Zeiss Jena GmbH, resigned his post for age reasons effective from the end of the Annual General Meeting 2006 on 10 March 2006. The respective age limit is stipulated in the Supervisory Board's rules of procedure. This conforms to the recommendations of the Code. Dr. Dieter Kurz, Chairman of the Management Board of Carl Zeiss AG was appointed as Dr. Manfred Fritsch's successor on the Supervisory Board of Carl Zeiss Meditec AG.

The other appointed members of the Supervisory Board of Carl Zeiss Meditec also stood for election at the Company's Annual General Meeting in March 2006. Dr. Markus Guthoff was proposed as a candidate, since he had been a legally appointed member of the Company's Supervisory Board to date. The Company thus conforms to the Code recommendation under section 5.4.3. Supervisory Board member Alexander von Witzleben stood for re-election at the Annual General Meeting 2006, due to the expiry of his legally prescribed term of office. Finally, in order to ensure temporal consistency of all Supervisory Board members elected, Dr. Michael Kaschke was nominated for re-election by the Annual General Meeting 2006. The Supervisory Board elections were held as individual elections in conformance with the recommendations of the Code. All candidate proposals were approved by the Annual General Meeting with a majority of more than 99% of the votes cast in each case.

The Supervisory Board of Carl Zeiss Meditec AG had a total of six members in financial year 2005/2006. Four of these members were elected by the Annual General Meeting; two are employee representatives appointed to the Supervisory Board of the Company on a voluntary basis by the Local Court at the proposal of the Management Board.

The Chairman of the Supervisory Board coordinates the activities of the Supervisory Board, chairs its meetings and represents the concerns of the Supervisory Board to the public.

In order to facilitate independent consulting and monitoring of the Management Board by the Supervisory Board, the Supervisory Board has, in its estimation, a sufficient number of inde-

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126 I. Implementation of the Code's recommendations ("mandatory provisions")
134 II. Implementation of the Code's recommendations ("discretionary provisions")

pendent members who are in no way commercially or personally related to Carl Zeiss Meditec AG or its Management Board.

Since the foundation of Carl Zeiss Meditec in 2002, no member of the Management Board has moved to the chair of the Supervisory Board or to the chair of a Supervisory Board committee.

Report on the remuneration of the Management Board and Supervisory Board

a) Remuneration of the Management Board

Structure and amount of remuneration paid to the Management Board

The Supervisory Board's Personnel Committee decides the amount and structure of the remuneration to be paid to the Management Board. The remuneration paid to the Management Board of Carl Zeiss Meditec AG consists of a fixed and a variable portion. The variable portion is split into one component that is contingent upon the achievement of certain targets for the respective financial year and one component with a long-term incentive effect and risk elements.

The **fixed portion** of the remuneration paid to the Management Board is not contingent upon the achievement of certain targets. It is paid monthly.

The **variable portion of the remuneration, which relates to targets set for the respective financial year**, is contingent upon the achievement of certain quantitative and qualitative targets. The quantitative targets, which bear the most weight, are revenue, EBIT and Economic Value Added® (EVA®). Individual strategic targets agreed between the Chairman of the Supervisory Board and the members of the Management Board are also taken into consideration. This portion of the remuneration is paid after the end of the respective financial year. The amount paid depends on the degree to which the targets were achieved.

In addition to the two portions of Management Board remuneration described above, there is also a Long Term Incentive Programme ("LTIP"), which is effective for the first time for financial year 2005/2006. This programme consists of **a remuneration component with a long-term incentive effect and risk elements**. The LTIP for Management Board members Krauss and Hirsch has a term until 30 September 2008. Within the scope of this LTIP, both Management Board members may achieve an additional, so-called "target income" of € 240 thousand after this three-year period. A key requisite for being entitled to this payment, however, is the achievement of a certain EVA® target for the three-year period set by the Supervisory Board, which will be evaluated as of 30 September 2008. The overachievement of this target is limited to a maximum of 200%. In addition, the respective Management Board member's contract of employment must not have been terminated as of 30 September 2008. For the purposes of setting up appropriate provisions an annual performance review is carried out at the balance sheet date at the end of each financial year during the three-year period. The accrued amounts are not earned until the end of the period, however, and are only paid out at this time if the respective targets have been sufficiently met. In the event of a reduction in the degree to which targets are achieved during this period, the provisions already set up are reversed. In financial year 2005/2006 separate provisions of € 112 thousand were set up for Management Board members Krauss and Hirsch within the scope of the LTIP.

The LTIP of the Management Board member Taylor is part of his remuneration package with Carl Zeiss Meditec Inc. and considers the specifics of the US market. The achievement of objectives is geared towards the achievement of annual targets and thus to the achievement of the variable remuneration specified on an annual basis, with the distinction that payment is only

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made if the beneficiary does not terminate his contract of employment during the period of the programme. The LTIP for Mr. Taylor has a term of at least three years. In addition, the beneficiary has the option to extend it to a maximum term of five years. During the term of the programme the balance earned gains interest at a rate that increases with the beneficiary's length of service. In financial year 2005/2006 provisions of € 61 thousand were set up for Management Board member Taylor within the scope of the LTIP.

Table 1: Itemised breakdown of remuneration paid to the members of the Management Board of Carl Zeiss Meditec (figures in € '000)

	Remuneration for financial year 2005/2006		
	Fixed remuneration component	Variable remuneration (performance-related)[2]	Total remuneration for financial year 2005/2006
Ulrich Krauss	171	117	288
Bernd Hirsch	171	117	288
James L. Taylor	244	183	427

A breakdown of the remuneration paid to the Management Board can also be found in the Management Report to the consolidated financial statements 2005/2006.

Pension scheme for members of the Management Board

The appropriation to provisions for pensions or pension funds is to be stated annually for pension commitments. In financial year 2005/2006 these amounted to € 44 thousand according to IFRS for the two members of the Management Board Hirsch and Krauss. No pension provisions are set up for Management Board member Taylor. Instead, the US Group company is paying the employer's contribution of a savings scheme – a defined contribution plan – for him, as it does for the majority of its employees. The contributions paid for Mr. Taylor amounted to € 9 thousand in financial year 2005/2006. They are not included in the fixed remuneration mentioned above.

Projected unit credits for pensions for former members of the Company's Management Board amounted to € 203 thousand.

Premature termination of the employment contract of members of the Management Board

In the event of a premature termination of the employment relationship, the contracts for members of the Management Board do not contain any express promise of a severance payment. A severance payment may, however, ensue from a severance agreement concluded on an individual basis.

2 Including additional expense for the previous year.

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126 I. Implementation of the Code's recommendations ("mandatory provisions")
134 II. Implementation of the Code's recommendations ("discretionary provisions")

b) Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board is calculated according to Art. 19 (1) of the current version of the Articles of Association of Carl Zeiss Meditec AG. According to the Articles of Association, the Supervisory Board itself decides how the performance-related remuneration[3] is distributed amongst its members. The remuneration to be paid, shall consider the positions of the Chairman and the Deputy Chairman of the Supervisory Board as well as committee membership (see the Report of the Supervisory Board in this Annual Report for further information). Thus, the amount to be paid is determined on the basis of the varying fixed remuneration for the Chairman of the Supervisory Board and his Deputy. Regarding the performance-related remuneration, functions on Supervisory Board committees are also taken into account. The following table shows a breakdown of the remuneration paid to the members of the Supervisory Board:

Table 2: Itemised breakdown of remuneration paid to the members of the Supervisory Board of Carl Zeiss Meditec (figures in € '000)

	Remuneration for financial year 2005/2006 pursuant to Art. 19 (1) of the Articles of Association of Carl Zeiss Meditec AG[4]	
	Fixed remuneration	Performance-related remuneration
Dr. Michael Kaschke	20.0	26.3
Alexander von Witzleben	15.0	18.8
Dr. Markus Guthoff	10.0	22.6
Dr. Manfred Fritsch[5]	4.4	8.3
Dr. Dieter Kurz[6]	5.6	10.5
Franz-Jörg Stündel[7]	10.0	18.8
Wilhelm Burmeister[7]	10.0	15.1

In financial year 2005/2006 the Company did not pay any further remuneration or benefits for personally rendered services (in particular advisory and agency services) to the members of the Supervisory Board.

3 Art. 19 (1) of the current version of the Articles of Association refers for the calculation of the variable remuneration to the Carl Zeiss Meditec Group's net income for the year according to US GAAP. In line with Art. 315a of the German Commercial Code (Handelsgesetzbuch, HGB) and EU Regulation No. 1606/2002/EC the financial statements of the Carl Zeiss Meditec Group are to be prepared in accordance with the International Financial reporting Standards ("IFRS") for the first time for financial year 2005/2006. According to this and in compliance with the existing regulations of the Articles of Association, the variable remuneration is therefore to be calculated on the basis of the Carl Zeiss Meditec Group's net income for the year according to IFRS, to which shareholders of the parent company are entitled (consolidated net income after minority interest). The Company intends to adjust the present regulation of the Articles of Association to the amended legal requirements at the Annual General Meeting for financial year 2005/2006.
4 See footnote 3
5 Member of the Supervisory Board until 10 March 2006 inclusive
6 Member of the Supervisory Board since 11 March 2006
7 Employee representatives legally appointed to the Supervisory Board on a voluntary basis

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Transparency: All interest groups are provided with regular, up-to-the-minute information about the Company's performance and about any important changes to the business.

The Management Board publishes insider information pertaining to Carl Zeiss Meditec immediately, provided it is not exempt from this obligation in individual cases. The Company also maintains an insider list containing the names of all persons with access to insider information. These insiders are kept regularly informed about all the legal obligations that this entails.

A firm principle of Carl Zeiss Meditec's communication policy is to treat all shareholders and interest groups as equals when publishing information relating to the Company that is important for assessing the Company's performance.

The annual financial statements including the annual management report are published more quickly than within the required 90 days after the end of the financial year. Carl Zeiss Meditec has applied this fast-close concept since its formation. Interim reports are published within 45 days of the end of the respective quarter. All mandatory publications and many of the Company's additional investor relations publications are published in both German and English.

All capital market-related information is available on Carl Zeiss Meditec's Web site at www.meditec.zeiss.com/ir.

In addition, the Management Board announces immediately any notifiable changes in shareholdings, if, by selling, purchasing or other means, a person exceeds or falls below 5, 10, 25, 50 or 75% of the voting rights in Carl Zeiss Meditec AG. Carl Zeiss Meditec AG also publishes details of all securities transactions by members of the Management Board or Supervisory Board involving shares of the Company, as soon as the total value of these transactions exceeds € 5,000 in the calendar year. This information is available in real time in both German and English on the Internet.

Directors' dealings: Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in financial year 2005/2006

In financial year 2005/2006 members of the Management Board and Supervisory Board executed notifiable securities transactions pursuant to Art. 15a of the German Securities Trading Act (*Wertpapierhandelsgesetz, WpHG*).

Management Board member Bernd Hirsch acquired 1,000 shares on 15 June 2006. The total value of this transaction was € 14,400. The Chairman of the Supervisory Board, Dr. Michael Kaschke, acquired a total of 3,500 shares with a total value of € 52,830 on 16 and 20 June 2006, and sold 1,250 shares with a total value of € 19,850 on 23 June 2006.

After the end of financial year 2005/2006 Carl Zeiss Meditec implemented a capital increase with subscription rights as part of the acquisition of Carl Zeiss Surgical. Although the German Securities Trading Act (*Wertpapierhandelsgesetz, WpHG*) does not clearly specify whether the exercise and sale of subscription rights constitute notifiable securities transactions, all relevant transactions by the Company's executive bodies were treated as such. The details of these transactions can be inspected on our Web site at the address below.

The details of all securities transactions conducted by members of the Management Board and Supervisory Board were published immediately after their disclosure on the Company's Web site at www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings in accordance with the legal requirements of Art.

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15b WpHG. The publication documents and the relevant disclosures were forwarded to the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*).

Page
126 I. Implementation of the Code's recommendations ("mandatory provisions")
134 II. Implementation of the Code's recommendations ("discretionary provisions")

Directors' holdings: Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Table 3: Directors' Holdings – Number of Carl Zeiss Meditec shares held by members of the Company's executive bodies

Management Board		No. of Carl Zeiss Meditec shares (30 November 2006)
Ulrich Krauss	Shares	1,250
Bernd Hirsch	Shares	3,750
James L. Taylor	Shares	-
Supervisory board		
Dr. Michael Kaschke	Shares	6,500
Alexander von Witzleben	Shares	1,094
Dr. Dieter Kurz	Shares	-
Dr. Markus Guthoff	Shares	1,900
Franz-Jörg Stündel	Shares	1,250
Wilhelm Burmeister	Shares	770
Company		
Carl Zeiss Meditec AG	Shares	-

Accounting and auditing: A sound financial structure – audited by independent auditors – guarantees solidity and reliability

Carl Zeiss Meditec has been preparing its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") for the first time since 1 October 2005, as legally prescribed. Even before this reconciliation to IFRS, Carl Zeiss Meditec was already preparing its accounts according to an international accounting standard, US GAAP. In order to be able to make a smooth transition to the European accounting standards IFRS, as required, the consolidated financial statements for financial year 2004/2005 were prepared in accordance with both US GAAP and IFRS.

The legally prescribed single-entity financial statements of Carl Zeiss Meditec AG, which are relevant for taxation and the dividend payment, are prepared in accordance with the provisions of the German Commercial Code (*Handelsgesetz-*

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buch, HGB). The financial statements are prepared by the Management Board, approved by the Supervisory Board and audited and certified by an independent auditor. The Annual General Meeting resolves upon the utilisation of profits.

The Supervisory Board has appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG"), Stuttgart, as the auditor for the financial statements of the Carl Zeiss Meditec Group. Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH ("BHP"), Stuttgart, was appointed as auditor for the single-entity financial statements of Carl Zeiss Meditec AG, Jena. The basis for appointing both auditors was their selection by the Annual General Meeting 2006. Before submitting its proposal for the auditor, the Supervisory Board obtained a declaration of independence pursuant to section 7.2.1 of the Code from both KPMG and BHP. In these declarations both companies confirm that there are no professional, financial or other relationships between the respective auditor and its executive bodies and audit managers or between the Company and its executive body members.

The auditing agency for accounting and the German Federal Financial Supervisory Authority are authorised to check the compliance of the consolidated financial statements with the applicable accounting standards (enforcement).

Carl Zeiss Meditec does not have any stock option programmes or similar securities-oriented incentive systems in place. As a result of its corporate success, however, and in recognition of the great personal commitment of the whole staff in financial year 2004/2005, the Management resolved to issue a special bonus to all employees in the form of a stake in the company. At the beginning of calendar year 2006, therefore, each employee of Carl Zeiss Meditec AG and its wholly owned subsidiaries received shares with a nominal value of around € 250, thus becoming a "co-owner" or shareholder of the Company. The Company also plans to distribute a performance bonus with a comparable value in the form of shares for financial year 2005/2006. Each employee shall receive shares with a nominal value of about € 250.

German and international investors rightly expect open and continuous dialog from us. We intend to continue meeting this demand in future with a comprehensive and transparent communication policy.

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II. Implementation of the Code's recommendations ("discretionary provisions")

Page
126 I. Implementation of the Code's recommendations ("mandatory provisions")
134 **II. Implementation of the Code's recommendations ("discretionary provisions")**

In accordance with its voluntary commitment to good Corporate Governance, Carl Zeiss Meditec implements not only the recommendations of the Code, but also any other relevant suggestions – the so-called "discretionary provisions" of the Code. The following table gives an overview of how the Company applies these suggestions.

Table 4: Implementation status of discretionary provisions of the Code by Carl Zeiss Meditec AG in financial year 2005/2006

No.	Recommendation		Observance by the Company
2.2.4	The chairman should ensure that the annual general meeting proceeds quickly. He should follow the guideline that an Annual General Meeting should last no longer than 4 to 6 hours.	✔	The Annual General Meeting 2006 showed that it can be useful to restrict the duration of an annual general meeting. A corresponding amendment to the Company's Articles of Association pursuant to Art. 131 (2) sentence 2 AktG is planned to be submitted for the shareholders' approval at the Annual General Meeting 2007.
2.3.3	Proxies nominated by the Company should also be contactable during the Annual General Meeting.	✔	
2.3.4	The company should allow shareholders to follow the Annual General Meeting via modern communication media (e.g. the Internet).		The Company doubts whether such a service would be used by many shareholders, as they would need to have the latest technical equipment (e.g. a broadband connection) in order to view a high-quality transmission of the Annual General Meeting. Carl Zeiss Meditec will monitor relevant developments and respond quickly to any fundamental changes.
3.6	In Supervisory Boards with employee representatives, the shareholder and employee representatives should prepare for the supervisory board meetings separately, or together with members of the management board, where applicable.		Does not apply to the Company
3.6	The Supervisory Board should meet without the Management Board where necessary.		Does not apply to the Company, as this was not necessary in financial year 2005/2006

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Table 4: Implementation status of discretionary provisions of the Code by Carl Zeiss Meditec AG in financial year 2005/2006

No.	Recommendation		Observance by the Company
3.7	In appropriate cases, an Extraordinary General Meeting should be held.		Does not apply to the Company, as this was not necessary in financial year 2005/2006
3.10	The company should comment on the Code's suggestions in its corporate governance report.	✔	
4.2.3	The variable component of the Management Board's remuneration should include one-off and annually payable components linked to the company's performance, as well as components with a long-term incentive and risk elements.	✔	
5.1.2	When new Management Board members are appointed, the length of their contract should not exceed five years.	✔	
5.1.2	The Supervisory Board can commission a committee with the task of appointing Management Board members. This committee then specifies the contract details and the remuneration.	✔	
5.2	The chairman of the Supervisory Board should not also be the chairman of the Audit Committee.	✔	
5.3.2	The chairman of the Audit Committee should not be a former Management Board member.	✔	
5.3.3	The Supervisory Board may delegate other issues to committees.	✔	
5.3.4	The Supervisory Board can arrange for committees to prepare Supervisory Board meetings and to take decisions in place of the Supervisory Board.	✔	
5.4.6	It is possible to (re-)elect Supervisory Board members at different times and for different periods of office.		Does not apply to the Company, as this was not necessary in financial year 2005/2006
5.4.7	Remuneration of the Supervisory Board should also contain components based on the long-term success of the company.	✔	
6.8	Company publications should also be produced in English.	✔	

Corporate Governance declaration


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Declaration by the Management and Supervisory Boards of Carl Zeiss Meditec AG on the German Corporate Governance Code in accordance with Art. 161 AktG (Stock Corporation Act)

Pursuant to Art. 161 *AktG* the Management and Supervisory Boards of Carl Zeiss Meditec AG are obliged to submit an annual declaration that the recommendations of the "Government Commission on the German Corporate Governance Code" have been complied with. This declaration must be made permanently accessible to shareholders.

The Management Board and Supervisory Board declare herewith

that since its last declaration of 14 December 2005, Carl Zeiss Meditec AG has conformed to all the recommendations of the Government Commission on the German Corporate Governance Code in its version dated 12 June 2006 and in its version dated 2 June 2005, as published by the German Federal Ministry of Justice in the official section of the electronic Federal Gazette.

The Management Board and the Supervisory Board additionally declare that Carl Zeiss Meditec AG will continue in future to observe all recommendations of the Code in its version dated 12 June 2006.

Jena, 11 December 2006

On behalf of the Supervisory Board (Dr. Michael Kaschke)	For the Management Board (Ulrich Krauss)

Executive bodies of the company

Management Board



Ulrich Krauss
*(*1964); Dipl. Kaufmann (MBA), Weimar, President and CEO*

Areas of responsibility:
- Sales,
- Service,
- HR,
- Quality Management,
- Clinical Affairs

Other mandates:
Member of the Board of Directors of Carl Zeiss Meditec Inc., Dublin, USA; Member of the Board of Directors of Carl Zeiss Meditec Co. Ltd., Tokyo, Japan; Member of the Board of Directors of Ioltech S.A., La Rochelle, France; Member of the Board of Directors of Carl Zeiss India Pte. Ltd., Singapore; Managing Director of Ioltech Deutschland GmbH, Frankfurt am Main, Germany; Company Director of Ioltech Italia S.R.L., Milan, Italy; Company Director of Ioltech Belgie BVBA, Hasselt, Belgium.



Bernd Hirsch
*(*1970); Dipl. Kaufmann (MBA), Jena; Member of the Management Board*

Areas of responsibility:
- Finance,
- Investor Relations,
- IT,
- Operations,
- Legal Affairs

Other mandates:
Managing Director of Meditec Asset Management Verwaltungsgesellschaft mbH, Jena; Président Directeur Général of Ioltech S.A., La Rochelle, France; Member of the Board of Directors of Carl Zeiss Meditec Co. Ltd., Tokyo, Japan; Member of the supervisory board of Carl Zeiss Jena GmbH, Jena.



James L. Taylor
*(*1949); BS (U.S. Naval Academy), MBA (J. Hopkins University), Tiburon, USA, Member of the Management Board*

Areas of responsibility:
- Marketing,
- Research and Development

Other mandates:
Member of the Board of Directors of Carl Zeiss Meditec Inc., Dublin, USA Member of the Board of Directors of Carl Zeiss Surgical Inc., Dublin, USA.

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Supervisory Board



Dr. Michael Kaschke
Oberkochen; Chairman of the Supervisory Board

Member of the Management Board of Carl Zeiss AG, Oberkochen

Chairman of the General and Personnell Committee, Member of the Audit Committee; Member of the Supervisory Board since 2002

Other mandates:
Chairman of the Board of Directors of Carl Zeiss Meditec Inc., Dublin, USA; Chairman of the Board of Directors of Carl Zeiss Co. Ltd., Tokyo, Japan; Chairman of the Board of Directors of Carl Zeiss Surgical Inc., Dublin, USA; Chairman of the Board of Directors of Carl Zeiss Australia Pty. Ltd., Camperdown, Australia; Chairman of the Board of Directors of Carl Zeiss Pte. Ltd., Singapore; Chairman of the Board of Directors of Carl Zeiss India Pte. Ltd., Singapore; Chairman of the Board of Directors of Carl Zeiss Co. Ltd., Seoul, South Korea; Chairman of the Board of Directors of Carl Zeiss Far East Co., Ltd., Kowloon, Hong Kong; Chairman of the Board of Directors of Carl Zeiss (Pty.) Ltd., Randburg, South Africa; Chairman of the Supervisory Board of Carl Zeiss Financial Services GmbH, Oberkochen; Member of the Supervisory Board of Carl Zeiss SMT AG, Oberkochen; Member of the Supervisory Board of Hensoldt AG, Wetzlar (since 1 October 2006 Carl Zeiss Sport Optics GmbH); Member of the Supervisory Board of Siltronic AG, Munich; Member of the Supervisory Board of WISTA GmbH, Berlin.

Alexander von Witzleben
Weimar; Deputy Chairman of the Supervisory Board

Chairman of the Management Board of Jenoptik AG, Jena

Member of the General and Personnell Committee; Member of the Supervisory Board since 2002

Other mandates:
Chairman of the Supervisory Board of Analytik Jena AG, Jena; Chairman of the Supervisory Board of Meissner+Wurst Zander Gebäudetechnik GmbH, Stuttgart; Chairman of the Supervisory Board of PVA Tepla AG, Asslar; Chairman of the Supervisory Board of DEWB AG, Jena; Member of the Administrative Board of Feintool International Holding AG, Lyss, Switzerland.

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Dr. Dieter Kurz
Aalen; Member of the Supervisory Board

Chairman of the Management Board of Carl Zeiss AG, Oberkochen

Member of the General and Personnell Committee; Member of the Supervisory Board since 11 March 2006

Other mandates:
Chairman of the Supervisory Board of Carl Zeiss SMT AG, Oberkochen; Chairman of the Supervisory Board of Carl Zeiss Industrielle Messtechnik GmbH, Oberkochen; Chairman of the Supervisory Board of Carl Zeiss Jena GmbH, Jena; Chairman of the Administrative Board of Carl Zeiss Mexico, S.A. de CV, Mexico D.F.; Chairman of the Board of Directors of Carl Zeiss Inc., Thornwood, USA; Chairman of the Board of Directors of Carl Zeiss IMT Corp., Minneapolis, USA; Member of the Board of Directors of Carl Zeiss Co. Ltd., Tokyo, Japan.

Dr. Manfred Fritsch
Kleinpürschütz near Jena; Member of the Supervisory Board

Member of the General and Personnell Committee; Member of the Supervisory Board from 2002 until 10 March 2006

Other mandates:
Member of the Supervisory Board of Messe AG, Erfurt; Member of the Advisory Board of asphericon GmbH, Jena; Chairman of the Advisory Board Verkehrlandeplatz Jena-Schöngleina GmbH, Schöngleina, Germany; Member of the Management Board of the optic cluster OptoNet e. V., Jena; Member of the Economic Advisory Board to the State Prime Minister of Thuringia.

Dr. Markus Guthoff
Krefeld; Member of the Supervisory Board

Member of the Management Board of IKB Deutsche Industriebank AG, Düsseldorf

Chairman of the Audit Committee Member of the Supervisory Board since 2004

Other mandates:
Member of the Board of Directors of IKB Capital Corporation, New York; Member of the Supervisory Board of Argantis GmbH, Cologne; Member of the Advisory Board of IKB Credit Asset Management Gesellschaft mbH, Düsseldorf (from 1 September 2006).

Franz-Jörg Stündel
Jena; Member of the Supervisory Board on behalf of the employees

Service Technician at Carl Zeiss Meditec AG, Jena

Member of the Audit Committee; Member of the Supervisory Board since 2002

Other mandates:
No other mandates

Wilhelm Burmeister
Jena; Member of the Supervisory Board on behalf of the employees

Group Manager Manufacturing Control and Chairman of the Works Council of Carl Zeiss Meditec AG , Jena

Member of the Supervisory Board since 2004

Other mandates:
No other mandates

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Glossary of financial terms

Additional terms and definitions can be found in the glossary provided in the book "Carl Zeiss Meditec: focusing on the future, today".

Capex
Abbreviation for "Capital expenditure"

Indicates the level of investment in property, plant and equipment

Usually stated as the Capex ratio, i.e. investments in property, plant and equipment in the reporting period as a proportion of consolidated revenue for the same period

Cash flow from operating activities
Also: operative cash flow

Shows the net change in the company's cash and cash equivalents arising from operating activities and is thus an indicator of the financial strength resulting from these

Calculation: Usually an indirect calculation performed by adjusting the consolidated net income generated in a period by non-cash transactions from the income statement and cash transactions resulting from changes in individual items in the consolidated balance sheet; adjusted items are associated with the Company's operating activities – mainly depreciation and amortisation and changes in working capital

DSO
Abbreviation for "Days of sales outstanding"

Number of days that customers take to pay an invoice

EBIT
Abbreviation for "Earnings before interest and taxes"

Earnings before interest and taxes

EBITDA
Abbreviation for "Earnings before interest, taxes, depreciation and amortisation"

Earnings before interest, taxes, depreciation and amortisation

Property, plant and equipment and intangible assets are depreciated and amortised, respectively, insofar as they have a limited useful life

EMEA
Abbreviation for "Europe, Middle East and Africa"

Term to describe the economic area Europe, composed of Western and Eastern Europe, the Middle East and Africa


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Earnings per share
Indicates the consolidated earnings generated per share

Calculation: Consolidated net income divided by the weighted average number of outstanding shares in the reporting period

IFRS
Abbreviation for "International Financial Reporting Standards", until 2001: "International Accounting Standards" or "IAS"

International accounting regulations developed and published by the London-based "International Accounting Standards Board" ("IASB")

Purchase Price Allocation
Following a company acquisition, the distribution of the purchase price among the assets and liabilities of the acquired company

Evaluation at the fair value, so that hidden reserves are disclosed

Residual amount after distribution is posted in the balance sheet as goodwill

US GAAP
Abbreviation for "United States Generally Accepted Accounting Principles"

US-American accounting rules; pursuant to Art. 62 German Stock Exchange Regulations (*Börsenordnung, BörsO*), companies in Germany that are listed on the official or regulated market with extended admission criteria (Prime Standard), must prepare consolidated financial statements conforming to US GAAP or IFRS

Index

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A
Accounts receivable from Group Treasury of Carl Zeiss AG 98
Accounts receivable from related parties 24, 26, 52, 91, 105
Acquisitions 16ff., 27, 32, 45, 68, 74ff., 106
Annual General Meeting .... 4, 10, 12, 34, 118, 120, ... 123, 125ff., 133ff.
Approvals (cf. Registrations and ~) 43
Assets 23, 52, 57, 91, 97, 103

C
Capex ratio 28, 30, 140
Carl Zeiss Meditec Co., Ltd. .... 15, 17, 25, 33, 54, 68, 81f., 110f.
Carl Zeiss Meditec Inc.. .... 15, 22f., 27f., 32f., 69, 89, 114f.
Carl Zeiss Meditec share 6ff., 126, 132
  Key figures of ~ 11
Cash and cash equivalents .... 3, 13, 23ff., 46, 52, 54, 57, 60, ... 62, 91, 103, 105, 108, 140
  Restricted ~ 26, 29
Cash flow 27f., 30, 45f., 58, 60, 108, 116
  ~from financing activities 27f., 54, 108
  ~from investing activities 27, 54, 108
  ~from operating activities
  (also: operative ~) 3f., 16, 27, 30, 46, 54,108
  ~per share 3, 12, 30
Consolidated net income .... 4, 16, 25, 27, 30, 32, 65, 140f.
Consolidated revenue .... 3f., 16, 19ff., 24, 26, 28, ... 30ff., 34, 36, 46, 48, 118
  ~by region .... 20ff.
  ~by segment .... 19ff.
Corporate Governance .... 108, 115, 122, 125f., 131, 134ff.
Currency effects 16, 19, 73ff., 84

D
Depreciation and amortisation 27, 28f., 51, 54, 58ff., 92f.,140
Dividend 4, 12f., 16, 24f., 28, 32, 54f., 81f., 118, 123f., 132

E
Earnings per share 3, 12, 16, 30, 32, 65, 72
EBIT 3f., 16, 30, 32, 38, 118, 128
  ~margin 3, 30
EBITDA .... 3, 16, 30f.
  ~margin 3, 16, 30
Economic Value Added® (abbr.: "EVA®") 38, 119, 128
Employees (cf. staff or personnel) .... 33f.
Equity ratio 3, 26
Events of particular significance 34
Exchange rates, constant 20, 22, 47

F Financial instruments 59ff., 66f., 80, 91
Financial position 26f., 29f., 45f., 88f., 101, 116, 127

G German Corporate Governance Code 115, 122, 125f., 136
Declaration of conformance concerning the ~ 115, 136
Recommendations of the ~ 125ff., 136
Suggestions of the ~ 126, 134
Glaucoma 69
Goodwill 23, 52, 57f., 67ff., 92f., 103, 105ff., 141
Gross margin ..... 3, 30f.
Gross profit 13, 31, 51, 92f., 101

I Intraocular lens (abbr.: "IOL") 22, 28, 35, 48f., 56, 70
Inventories 3, 24, 26f., 31, 52, 54, 61,
..... 69, 75, 78f., 97, 102ff.
Investments 28, 30f., 52, 78, 91, 93, 103, 105, 140
Investor relations ..... 5ff.
IOLMaster® 19ff., 35
Ioltech S.A. 15, 17, 19ff., 27ff., 34, 37, 45, 68,
..... 70ff., 81f., 87, 106f., 110, 114, 121

K Key figures 11, 27
Key ratios
~ relating to earnings position 32
~ relating to financial position ..... 29f.
~ on net worth 26

L Laser Diagnostic Technologies, Inc. (abbr.: "LDT") 17, 69, 115
Liabilities 3, 13, 23ff., 46, 53f., 57, 60f.,
..... 65f., 68ff., 85, 91, 97, 102ff.
Current ~ ..... 25, 28, 53, 60f., 70f., 86, 93, 103ff.
Financial ~ ..... 27, 53f., 59, 84, 103ff.
Noncurrent ~ ..... 27, 53, 61, 71, 84f., 93, 103ff.

M Marketing and sales 31
MEL 80™ ..... 20f.

N Net cash 3, 29, 54
Net working capital 3, 29

O Ophthalmic surgery 18, 34, 37, 47, 70
Ophthalmology 2, 4, 10, 18f., 22, 34, 36f., 47ff., 109


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P Personnel (cf. staff or employees) .... 33f.
~ structure 34
Production .... 22f.
Products .... 18f., 22ff., 42f.
New ~ .... 19f., 35, 42ff.
Purchase Price Allocation (abbr.: "PPA") 23, 27, 32, 69ff., 75, 102, 106

Q Quality management 34, 41
~ system 41, 43

R Receivables
Trade ~ 3, 24, 26f., 46, 52, 54, 60, 79, 91, 103, 105
Registrations
~ and approvals 43
Related parties 65, 98
Research and development .... 35f., 43, 47, 64f.
~ expenses .... 31f., 48, 51, 64f., 100ff.
Results of operations .... 30ff.
Retinal disorders 20, 35
Revenue (cf. consolidated revenue) .... 3f., 31f., 118f.
Risk report .... 41ff.

S Selling and marketing expenses 31, 51, 64, 101
Shareholder structure 11
Shareholders' equity 13, 23, 24ff., 53, 55, 80f., 103ff., 106f., 114
Staff (cf. employees or personnel) .... 33f.
Strategy 47, 118
STRATUSoct™ .... 19ff.
Supervisory Board .... 40, 111f., 118f., 122, 125, 127, 132, 138f.
Chairman of the ~ 111f., 122, 138
Committees of the ~ XX
Members of the ~ .... 122, 138f.
Report by the ~ 118

T Taxes
Corporate ~ 96
Deferred ~ .... 52f., 61, 71f., 95, 97f., 102ff.
Tax rate 32, 96
Trade payables 25, 53f., 91, 97, 103, 105
Transaction under common control 17, 25, 68f., 81, 109

V VISANTEoct™ 20, 24
VISUCAM PRO NM™ 19, 24, 35

W Working capital 29, 54, 68, 119, 140

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Financial and event calendars and contact information

Table 1: Financial calendar 2006/2007

Date	Financial year 2006/2007
14 February 2007	3 Month Report
14 February 2007	Telephone Conference
09 March 2007	Annual General Meeting
15 May 2007	6 Month Report
15 May 2007	Analysts' Conference, Frankfurt am Main
14 August 2007	9 Month Report
14 August 2007	Telephone Conference
12 December 2007	Annual Financial Statements 2006/2007
12 December 2007	Analysts' Conference, Frankfurt am Main

Table 2: Event calendar 2006/2007

Date	Financial year 2006/2007
02 – 04 February 2007	ESCRS Winter (European Society of Cataract and Refractive Surgeons) Athens, Greece
28 April – 02 May 2007	ASCRS (American Society of Cataract and Refractive Surgeons) San Diego, USA
17 – 20 May 2007	DOC (International Congress of German ophthalmosurgeons) Nuremberg, Germany
08 – 12 September 2007	ESCRS Summer (European Society of Cataract and Refractive Surgeons) Stockholm, Sweden
10 – 13 November 2007	AAO (American Academy of Ophthalmology) New Orleans, USA

Carl Zeiss Meditec AG
Jens Brajer
Telefon: +49 36 41 2 20-1 05
Telefax: +49 36 41 2 20-1 17
investors@meditec.zeiss.com

Patrick Kofler
Telefon: +49 36 41 2 20-1 06
Telefax: +49 36 41 2 20-1 17
investors@meditec.zeiss.com

The Annual Report 2005/2006 of Carl Zeiss Meditec AG was published in German and English.

Both versions and the key figures of this report are available for downloading from the following address: www.meditec.zeiss.com/ir

Concept and editing by:
Jens Brajer, Patrick Kofler

Visual concept and design by:
PROFIL PR & Werbeagentur GmbH,
Erfurt, Germany, www.profilpr.de

Translation services by:
Herold Fachübersetzungen,
Bad Vilbel, Germany,
www.herold-biz.de


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Carl Zeiss Meditec: focussing on the future, today

3 A new dimension in medical technology

4 Carl Zeiss Meditec in financial year 2005/2006

8 Responsibility and management

8 Our principles: How we define responsibility-based management

10 Focussing on people: The employees of Carl Zeiss Meditec

14 Social commitment: The Vision 2020 initiative and Carl Zeiss Meditec fight together against avoidable blindness

20 Environmental protection

21 Quality management

22 Registrations and approval procedures

23 Value-based management

26 Carl Zeiss Meditec in focus

48 Glossary of technical terms

50 Index



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A new dimension in medical technology

Carl Zeiss Meditec is an integrated medical technology company with two main areas of business activity.

In the field of **ophthalmology** we offer complete solutions for treating the four main eye ailments: vision defects (refraction), cataract, glaucoma and retinal disorders. Our products support doctors and patients to diagnose and treat these ailments efficiently and precisely, thus giving both of them clear benefits, not least by offering them a comprehensive disease management solution. The acquisition of Carl Zeiss Surgical has strengthened our leading market and competitive position for devices and systems in ophthalmic surgery.

Furthermore, we have secured an outstanding starting position in the growth market of **neuro/ENT surgery**. As the world's leading provider of surgical microscopes and visualisation solutions for these treatments, we will further expand our footprint in this area through organic growth and strategic expansion into adjacent market segments. In doing so, we want to develop into a solution provider in this area as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by innovative and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer during the operation stage itself.

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a Ophthalmology
b Neuro/ENT surgery

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Carl Zeiss Meditec in financial year 2005/2006

October 2005

1 **Carl Zeiss Meditec presents innovations at the world's most prestigious ophthalmology congress, the AAO**

Carl Zeiss Meditec presented a large number of product innovations at the world's most prestigious ophthalmology congress, the *American Academy of Ophthalmology* (AAO), which was held from 15-18 October 2005 in Chicago. These included the diagnostic system VISANTEOCT™ for examining the anterior eye segment and the fundus camera VISUCAM$^{PRO\ NM™}$, which enables the ocular fundus to be examined in minute detail without using mydriatics to dilate the pupils.

January 2006

2 **On the way to becoming an integrated medical technology provider – Planned take-over of Carl Zeiss Surgical to strengthen position in ophthalmic surgery and open up additional growth markets**

On 9 January 2006 Carl Zeiss Meditec announced its plans to further expand its position in the field of ophthalmology, primarily in the field of cataract surgery. A simultaneous expansion of business activities in the opportunity-rich growth market of neuro/ear, nose and throat (ENT) surgery is also planned. To this end, Carl Zeiss Surgical, which specialises in digital visualisation solutions for surgery, will be acquired. With this step, Carl Zeiss Meditec will not only be one of the most prominent medical technology providers in ophthalmology, but it will also attain an excellent starting position in the field of neurosurgery and ENT surgery.

March 2006

3 **Annual General Meeting approves planned acquisition of Carl Zeiss Surgical with a clear majority – Eight shareholders obstruct transaction**

Carl Zeiss Meditec's Annual General Meeting was held on 10 March 2006 in Jena and focussed – in addition to the formally required agenda items, primarily on the planned take-over of Carl Zeiss Surgical. At the general debate, which lasted more than ten hours, more than 200 questions were asked from the floor, which the Management Board and the Chairman of the Supervisory Board answered in detail.


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October 2005 | January 2006 | March 2006 | April 2006

In the subsequent ballot a clear majority of the shareholders present voted in favour of the transaction: 99.8% of the share capital present, including 98.5% of the free float present voted "yes" to the planned transaction. Nevertheless, a few shareholders put on record objections to all resolutions. Following the Annual General Meeting eight of these shareholders filed a law suit against the resolution to take over Carl Zeiss Surgical, thus blocking the transaction for more than seven months.

3 3rd Ophthalmology Forum in Düsseldorf – Experts plead for better education regarding AMD, the most frequent cause of blindness in industrialised countries

The 3rd Ophthalmology Forum of Carl Zeiss Meditec was held in Düsseldorf this year. On 24 March 2006 around 100 ophthalmologists discussed the possibilities for fighting age-related macular degeneration, or AMD, with an expert committee. AMD is a serious ophthalmic disorder that is also the most frequent cause of blindness in industrialised countries. It is an age-related disease that leads to blindness, if left untreated. The conclusion reached at this event was that significantly more needs to be done to educate people, since, if diagnosed early enough, the effects of this disease can be prevented with successful treatment methods.

April 2006

5 Carl Zeiss Meditec employees make a donation for Indian ophthalmic clinic

Thanks to the donation made by Carl Zeiss Meditec and Carl Zeiss Surgical employees, it was possible to equip two clinics in India with state-of-the-art ophthalmic systems for diagnosing and treating cataracts. This donation is a building block of Carl Zeiss Meditec's commitment to fighting preventable blindness, particularly in developing countries. Since these countries often lack the necessary materials and equipment for treating this ophthalmic disease, many people cannot be helped to the extend required at present, despite the tireless efforts of doctors and aid workers.

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May 2006 | August 2006 | September 2006

May 2006

6 Carl Zeiss Meditec bundles sales activities in France
Carl Zeiss Meditec consistently implemented its sales strategy, which it announced after its acquisition of the French intraocular lens specialist, Ioltech. A key objective of this strategy is to expand the Company's direct sales presence in selected European core markets.

July 2006

7 New intraocular lenses with exceptional optical qualities
The new intraocular lenses XL Stabi® and Invent ZO® expand Carl Zeiss Meditec's range of intraocular lenses. These lenses are the first IOL to be launched on the market that perfectly combine Carl Zeiss Meditec's optical design expertise with Ioltech's know-how in the area of intraocular lenses.

August 2006

8 American health authorities grant refractive lasers marketing approval in the United States
The refractive Laser MEL 80™ has been granted marketing approval by the United States Food and Drug Administration ("FDA"). The MEL 80™ is used for the surgical correction of vision defects. In line with this, the Company also pushed ahead with the development of an innovative femtosecond laser for cutting so-called flaps. Progress in the relevant clinical tests has been more than satisfactory. An application has already been filed for a 510(k) approval for this system. The aim is to offer customers in the United States a unique and comprehensive solution in the field of refractive surgery by jointly marketing both systems.

September 2006

9 European ophthalmology congress of the ESCRS in London
Apart from the presentation of the range of ophthalmology solutions, the Carl Zeiss Meditec symposia were the highlights of the Company's exhibition programme at this prestigious European trade fair. A total of more than 400 of the several thousand congress visitors took the opportunity to attend Carl Zeiss Meditec's presentations in order to find out about the latest scientific and technological developments.

October 2006*

10 Carl Zeiss *Meditec* with direct sales organisation in Spain
The new subsidiary of Carl Zeiss Meditec AG, Carl Zeiss *Meditec* Iberia S.A., has been responsible for direct sales activities in Spain since 1 October 2006. Carl Zeiss is thus continuing to focus and expand its direct sales presence in selected European core markets. The new structure enables Carl Zeiss Meditec to gear itself even better to the specific needs of its Spanish customers.

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October 2006 | November 2006

Carl Zeiss Meditec formally concludes Carl Zeiss Surgical acquisition
After the Thuringian Higher Regional Court in Jena overruled – in its resolution of 12 October 2006 – the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" (*Freigabeverfahren*) pursuant to Art. 246a Section 1 German Stock Corporation Act (*Aktiengesetz, AktG*), Carl Zeiss Meditec was able to conclude the combination of Carl Zeiss Surgical. The implementation of the corresponding capital increase against cash and contribution in kind was entered in the commercial register of Jena Local Court on 26 October 2006. Accordingly, the Company's share capital was increased by around € 48.8 million from around € 32.5 million to around € 81.3 million. The implementation of the cash component of the capital increase, which took place between 24 October and 7 November 2006, was extremely successful. The subscription ratio, expressing the portion of the offered shares subscribed by existing investors, was 99.9%.
By way of a resolution of the Frankfurt Stock Exchange dated 2 November 2006, all of the around 48.8 million new shares were admitted to the regulated market and to a subsection of the regulated market subject to additional admission criteria (Prime Standard) and were included in the existing stock exchange listing from 9 November 2006.

November 2006*

Successful conclusion of Ioltech acquisition through squeeze-out of minority shareholders
With effect from 15 November Carl Zeiss Meditec acquired 100% of the shares in Ioltech S.A. The remaining minority shareholders were excluded by way of a squeeze-out in return for cash compensation after the acquisition of a block of 110,174 shares on 10 July 2006, which meant the Company exceeded the required shareholding threshold of 95%. Ioltech was also delisted from Section C of the Eurolist on the Paris Stock Exchange, Euronext, with effect from 15 November 2006.

Product innovations from Carl Zeiss Meditec are a hit at the world's most prestigious ophthalmology congress
Carl Zeiss Meditec's existing innovative product portfolio and many new products were a hit at the world's most prestigious ophthalmology congress, the *American Academy of Ophthalmology* ("AAO"), which was held from 11 to 14 November in Las Vegas. The product platforms presented at the AAO in the fields of refractive laser surgery to treat vision defects, cataract surgery and retinal diagnosis, as well as many specialist lectures, were met with a huge amount of interest from customers. The volume of orders taken again exceeded the already high level of the previous year.

* Events after the balance sheet date

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Responsibility and management

Our principles: How we define responsibility-based management

We define responsibility-based management as the balance between economic interest and ecological and social requirements. For us, being successful in this sense means achieving lasting economic growth and at the same time acting responsibly towards people and preserving natural resources. This understanding is also corresponding to the basic values of the ZEISS brand, which have always associated innovation with social commitment.

Based on our economic activities responsibility-based management means, among other things,

- **To enhance the efficiency of our products continually:** This enables us to make a contribution to providing more efficient medical care for patients and thus, ultimately, to reducing costs in health care.
- **To support the personal and professional development of our employees:** We consider this a basis for ensuring the long-term economic success of our Company.
- **To support international aid programmes:** The focus of our endeavours is on people. Supporting the development of the health care system in poorer countries and regions of the world therefore goes without saying for us.
- **To observe the rules of good corporate governance consistently:** Above all, acting responsibly means treating all the Company's interest groups equally and maintaining an open and fair dialogue with them – something that we have always done as a matter of course.

Our aim is to comprehensively and sustainably increase the value of Carl Zeiss Meditec. In this way we are acting in the interests of doctors and patients as well as in the interests of our employees and shareholders.

We believe that the personal encouragement and advancement of technical knowledge of our staff provides a basis for the long-term economic success of our Company.

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10 Focussing on people: The employees of Carl Zeiss Meditec

14 Social commitment: The Vision 2020 initiative and Carl Zeiss Meditec fight together against avoidable blindness

20 Environmental protection

21 Quality management

22 Registrations and approval procedures

23 Value-based management

Focussing on people: The employees of Carl Zeiss Meditec

Carl Zeiss Meditec is globally successful. This is only possible because we face up to the rapid changes on the markets and the challenges that come with these. The motivation, the knowledge and the experiences of our employees are key to securing our success long term – since Carl Zeiss Meditec's solutions offering is primarily the result of the work of highly qualified and committed employees.

Personnel structure

The performance of almost 1,300 employees worldwide secures Carl Zeiss Meditec's position as one of the world's leading medical technology providers. The following chart gives an overview of Carl Zeiss Meditec's personnel structure by function.

Figure 1:
Personnel structure of the Carl Zeiss Meditec Group as of 30 September 2006

Product management	3.0%
Quality management	4.0%
Management Board, commercial sector, administration	9.0%
Service	13.0%
Research and development	18.0%
Production	32.0%
Sales and marketing	21.0%


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Knowledge and experiences of all our employees are key to securing our success long-term.

New ideas and products also emerge, among other things, as a result of the ongoing technical exchange between employees. As a company with global operations Carl Zeiss Meditec uses and promotes opportunities for communication between its different locations. Particularly in the area of product development, international cooperation unleashes significant potential for creativity and development, which ultimately benefits our customers, doctors and patients. These cross-location projects also promote the integration of employees from newly added locations.

Further training

In order to further extend our lead over the competition we need a constant stream of innovative products and sustained reinforcement of customer relationships. Targeted and systematic further training courses and the qualification of employees on all levels and in all areas therefore go without saying for us. Aside from specialist training, imparting social and intercultural skills is also essential for a performance and innovation-driven corporate culture. This promotes qualities such as cooperation and team skills, as well as the ability for integrated thinking.

In Germany we use a three-phase qualification system to train our employees. This includes individual, professional advanced training courses that are tailored to the employee's specific duties. The system also promotes the personal and professional development of individual employees as part of further training programmes such as the Med Management Development Programme. The third building block of the qualification system in Germany is internal further training courses, during which employees pass on their specialist knowledge to their colleagues. The choice of programme content is designed to optimise processes and to convey

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10 **Focussing on people: The employees of Carl Zeiss Meditec**
14 Social commitment: The Vision 2020 initiative and Carl Zeiss Meditec fight together against avoidable blindness
20 Environmental protection
21 Quality management
22 Registrations and approval procedures
23 Value-based management

interface knowledge that extends beyond the respective participant's own area of work. In the United States, in addition to the wide range of further training offered and specific on-the-job trainings, there are also complete training programmes that selectively develop the professional and social skills of individual employees. One example of such a programme is the Executive Development Programme Series. Topics dealt with as part of this programme include the areas of sales, marketing and customer support, as well as product innovation and product development.

Education

In order to continue to be an international leader in future, too, we invest in the development of young talent. We have therefore been backing the co-operation with several institutions of higher education and research for a long time. Through lectures and collaboration on various research projects we are in constant contact with prominent universities and colleges. We offer students in different fields of study placements to be completed during their studies. Offers relate primarily to the fields of science and economics. We also mentor students writing their diploma theses, thus offering interested up-and-coming executives the opportunity to get into contact with our Company. In Germany, we cooperate with the universities in Ilmenau, Jena and Mainz as well as with the Jena University of Applied Sciences (*Fachhochschule*), among others. In the United States we conduct this exchange in the areas of research and development, marketing and product management with Stanford University of Santa Clara and the


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If you want to be innovative, you need to constantly remain right up-to-date. Apprenticeships and further trainings are therefore very important at Carl Zeiss Meditec.

University of California at Berkeley and the University of California Davis. We also cooperate with the University of Chicago and California Technical Institute as part of a Talent Management Programme, which enables us to recruit competent employees in the United States.

As of 30 September 2006 the Jena site had 12 trainees, who are training as mechatronics technicians, industrial mechanics or industrial clerks.

Remuneration concept

Good work should be rewarded. The remuneration system at all Carl Zeiss Meditec sites is geared as far as possible towards a performance-related payment. Senior executives and almost every middle management employee have a variable component in their salary, which is determined by the individual's achievement of personal goals and corporate success. In financial year 2005/2006 about two thirds of all other employees in Jena accepted the offer for a variable remuneration, the amount of which is determined by corporate success and personal contribution. Other voluntary remuneration components include special bonuses and the issue of employee shares.

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10 Focussing on people: The employees of Carl Zeiss Meditec
14 Social commitment: The Vision 2020 initiative and Carl Zeiss Meditec fight together against avoidable blindness
20 Environmental protection
21 Quality management
22 Registrations and approval procedures
23 Value-based management

Social commitment: The Vision 2020 initiative and Carl Zeiss Meditec fight together against avoidable blindness

We cultivate and shape social dialogue and cooperate regionally and globally in the search for solutions to social issues. We support institutions such as the World Health Organisation in improving medical care, particularly in poorer regions of the world - since an active and successful health policy is a requirement for economic growth and can thus ultimately help to stabilise social development.

We take care in our activities to offer people help to help themselves. Purely financial or short-term human resource support is of little help to the individual countries or regions. One of our goals, therefore, is to mediate specialist knowledge and expertise relating to various diagnostic and treatment methods and to provide the necessary technical equipment. The aim is to lay the foundations for projects that have been started to be carried on independently. We firmly believe that this is the only way to achieve positive effects long term.

We support in particular initiatives and projects to which we can contribute the knowledge we have as an integrated medical technology provider. Carl Zeiss and Carl Zeiss Meditec have been corporate sponsors of the Vision 2020 initiative since 2002. We were therefore the first companies


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Vision
2020
THE RIGHT TO SIGHT

The Chairman of Carl Zeiss Meditec's Supervisory Board, Dr. Michael Kaschke, passes over the donation from employees of Carl Zeiss Meditec and Carl Zeiss Surgical to representatives of the Tarabai Desai Eye Hospital in Rajasthan.

to actively contribute to the success of this initiative, which was started by the International Agency for the Prevention of Blindness (IAPB) and the World Health Organisation (WHO).

"Every 5 seconds one person in our world goes blind… and a child goes blind every minute."[1]

There is hardly any other sense organ that is as vital for a human's survival as the eye. We absorb all optical information through the eye. It is our "window" to the world. 37 million people are unable to see the world in this way: they are blind. People in many countries and regions go blind, even though this could have been avoided. Their poverty prevents them from getting access to medical assistance. 34 million of all blind people live in developing countries, 21% or 7 million in India alone.[2] The possibilities for achieving a balanced diet or a sufficient level of hygiene are limited, which makes it easier for ophthalmic disorders to occur. Around half of those suffering from blindness went blind due to cataracts, a disease that has been routinely treated in industrialised countries for a long time. Eight out of ten people could be cured of their blindness through better medical care alone.

The aim and mission of the Vision 2020 initiative is to eliminate avoidable blindness in the world and give everyone the right to sight. 20/20 is a term used in English-speaking countries to describe perfect vision. It also stands for the year 2020, by which time avoidable blindness is to be eliminated.

1 Vision2020, http://www.v2020.org/
2 Report of the first 5 years of Vision 2020, http://www.who.int/blindness/publications/en

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14 **Social commitment: The Vision 2020 initiative and Carl Zeiss Meditec fight together against avoidable blindness**
20 Environmental protection
21 Quality management
22 Registrations and approval procedures
23 Value-based management

The Vision 2020 initiative, which began in 2002, is now an international community project. In addition to the United Nations, governments, companies and individuals, more than 20 non-governmental organisations are involved in this campaign. As an economically successful manufacturer of systems and devices for diagnosing and treating ophthalmic disorders we aim to make our contribution to ensuring that no one in the world has to suffer any longer from curable and preventable blindness in 2020. It goes without saying that Carl Zeiss and Carl Zeiss Meditec support this initiative, since social responsibility is part of our corporate culture and has always been part of the self-image of the "ZEISS" brand.

Ophthalmologists and other ophthalmic specialists are being trained on site in the affected regions as a means to help people to help themselves and to combat the shortages of qualified staff there. This is an important

Figure 2:
Blindness worldwide[3]


Incident rates of blindness (in %)
■ < 0.3
□ > 0.3 < 0.5
□ > 0.5 < 1
□ > 1
World Health Organization

3 Source: Global blindness map: http://www.who.int/blindness/data_maps/en

step towards ensuring region-wide ophthalmic care for the local population. With the help of its project partners, Vision 2020 aims to inform the wider public about the different aspects of blindness in the poverty-stricken regions of world. In particular the connection between poverty, disease and blindness is to be highlighted. The aim is to have the prevention of and the fight against blindness recognised as a global medical, political and humanitarian responsibility and have it treated as a priority.

Carl Zeiss Meditec and Carl Zeiss have supported the LV Prasad Eye Institute in Hyderabad, India, for years. This is an ophthalmic institution at which 50% of all surgical procedures are carried out free of charge, as the patients do not have money for treatment. In order to support this project we established the Carl Zeiss Academy for Advanced Ophthalmic Education. The focus of this educational institute is on educating and training ophthalmologists to use the state-of-the-art diagnostic and treatment equipment we provide. Doctors are trained in patient care and in the detection of diseases; they learn how to use cutting-edge diagnostic procedures and how to perform complicated examinations. The LV Prasad Eye Institute has treated more than 1.4 million outpatients and performed more than 140,000 surgical procedures over the past 14 years.

We are also involved every year in setting up another new training centre. Last year, for example, Carl Zeiss and Carl Zeiss Meditec equipped the Cicendo Eye Hospital in Bandung on West Java, Indonesia, with many devices. The hospital provides treatment for patients, but also serves as a training centre for ophthalmic nurses. We have taken over the sponsorship for training in the area of glaucoma treatment. This year, we are helping to establish a training centre in Ibadan, Nigeria. We also plan to help train ophthalmologists there. The training takes place in several steps: first of all, the prospective doctors take part in a training programme at the Aravind-Zeiss Centre in India. They then deepen and apply their knowledge in their home country of Nigeria and train other doctors.

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20 Environmental protection
21 Quality management
22 Registrations and approval procedures
23 Value-based management

With our support the Aravind-Zeiss Centre of Excellence in Glaucoma trains many ophthalmologists every year, who then go on to use their knowledge at the hospitals in their native countries and pass it on to the staff on site. The Aravind Eye Hospital has been equipped with Zeiss instruments for years. It treats one of the largest volumes of patients of all eye hospitals around the world.

We also supported two Indian hospitals last year. The first of these was the Tarabai Desai Eye Hospital & Research Centre. This is an eye clinic with 50 beds. It has facilities for performing laser eye surgery. Around 34,000 blind and severely visually impaired people are treated in this clinic every year. As a non-profit organisation it has been offering eye treatments in the desert region of western Rajasthan in the northeast of India for 25 years. In addition, a "mobile advice centre" organises about 20 free eye surgery camps each year. Around 100 patients are operated on at each camp. The treatments carried out include cataract surgery, the prescription of glasses and, as a preventative measure, eye tests in schools. The advice centre has organised a total of 2,500 operations so far. The second hospital we support in India is the Sankara Eye Centre Institutions, one of the leading ophthalmic centres in India. This organisation has 400 beds, which are currently spread among three specialist eye clinics. These are all located in South India. To date, this organisation has provided support to more than 20 million poor people in rural regions and has performed more than 195,000 eye surgeries free of charge. It is also recognised as a training centre for post-graduates. Two additional clinics are currently under construction.

Carl Zeiss Meditec and Carl Zeiss were both involved in the reconstruction of a hospital in South India. The hospital in Nagapattinam, which was damaged by the tsunami, was re-equipped with Zeiss instruments. In future, the Tilganga-Zeiss Education Centre in Kathmandu, Nepal, will offer courses and further training programmes in the field of ophthalmology. Carl Zeiss and Carl Zeiss Meditec ensure that developing countries continually expand their knowledge of ophthalmology.

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While no one in industrialised countries loses their sight if the current state of medicine is able to help, many blind people living in the poverty-stricken areas of our earth need our support. We see it as our moral obligation to do everything in our power to help those affected around the world. Last year, the employees of Carl Zeiss Meditec and Carl Zeiss Surgical made donations to purchase state-of-the-art equipment for eye operations. The Tarabai Desai Eye Hospital in Rajasthan and the Sankara Eye Centre in Coimbatore received surgical microscopes and slit lamps. The aim is to help doctors on site to provide even better help to those in need.

12 October is World Sight Day. This day was conceived worldwide in 1998 as a means to highlight the importance of avoiding cases of preventable blindness. In 2005 our employees educated the public – through lectures, information and an exhibition of electronic and optical aids, for example – about the importance of sight and ways to maintain it. We also carried out many sight tests free of charge. We want to make people understand that good eyesight is not something that can be taken for granted, but that each individual can contribute something to it.

On 12 October 2006 Carl Zeiss Meditec again highlighted the importance of sight through activities at various locations in developing countries.

The support given by Carl Zeiss and Carl Zeiss Meditec to many campaigns makes it possible to train qualified staff in developing countries on how to treat ophthalmic diseases. This is certainly only one contribution of many. Latest projections show that the joint commitment is bringing success. The number of blind people has fallen by 15% over the past ten years[4] – due not least to Vision 2020. The goal of conquering curable and avoidable blindness by 2020 therefore seems achievable.

4 Report of the first 5 years of Vision 2020, http://www.who.int/blindness/publications/en

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10 Focussing on people: The employees of Carl Zeiss Meditec
14 Social commitment: The Vision 2020 initiative and Carl Zeiss Meditec fight together against avoidable blindness
20 Environmental protection
21 Quality management
22 Registrations and approval procedures
23 Value-based management

Environmental protection

The responsible handling of natural resources and the protection of the environment go without saying for us. Environmental protection is part of our corporate policy and is therefore reviewed on an ongoing basis and adapted to changed circumstances. One example of active environmental protection at Carl Zeiss Meditec is the participation of the Jena site in a Carl Zeiss-wide energy-saving programme. This aim of this programme is to further reduce energy consumption, which in our case consists mainly of lighting and the necessary air-conditioning of the production areas.

We also ensure that our suppliers adhere to environmental protection requirements. For example, there is a list of banned substances that is continually updated. This lists materials and substances that may not be used in the production of the components supplied.

It goes without saying that, as medical devices, our products conform to the highest of technical and technological standards. This also includes a low energy consumption for devices and systems. Waste equipment is recycled by companies that specialise in this. When disposing such equipment the individual components and substances are sorted and recirculated in the materials cycle where possible.

On the whole, Carl Zeiss Meditec complies with all relevant environmental protection regulations within the scope of its business activities.

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Our products unite the highest precision and quality with the responsible use of natural resources.

Quality management

In medical technology, ensuring that products are of the highest quality and having an appropriate system for assuring this quality and compliance with legal requirements is of utmost importance.

In most of the world's markets official registrations and approvals are a prerequisite for marketing medical products. Accordingly, Carl Zeiss Meditec has registered its Group companies with the responsible national authorities.

The quality management system used by Carl Zeiss Meditec, with the exception of Ioltech S.A. and its subsidiaries, is regularly audited and certified by DQS GmbH *Deutsche Gesellschaft zur Zertifizierung von Managementsystemen* in accordance with ISO 9001 and 13485, Appendix II & V of the Directive 93/42/EEC and the Canadian Medical Device Regulation ("CMDR"). Carl Zeiss Meditec also conforms to the requirements of the US standard for Good Manufacturing Practice ("GMP"), 21 C.F.R. part 820, Quality System Regulation.

Carl Zeiss Meditec thus fulfils the basic requirements for marketing its products in the European Economic Area, North America, and those countries that have agreements with the European Union in the field of medical products. We also consider this to be a significant aspect of responsibility-based management, since it enables us to guarantee that our products everywhere always conform to our own high standards and the requirements of the health authorities in the respective country.

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Willkommen.
Welkom.
Selamat
Yōkoso.
Hoan nghênh.
Hosgeldiniz.
مرحبا

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10 Focussing on people: The employees of Carl Zeiss Meditec
14 Social commitment: The Vision 2020 initiative and Carl Zeiss Meditec fight together against avoidable blindness
20 Environmental protection
21 Quality management
22 Registrations and approval procedures
23 Value-based management

Registrations and approval procedures

Carl Zeiss Meditec's products are generally intended to be marketed worldwide. From the outset, therefore, the design features, the materials and components used, and the interfaces of all devices and systems are selected such that they can be used anywhere in the world.

With the exception of the refractive laser MEL 80™, for which the approval procedure in Japan is still pending, Carl Zeiss Meditec's products have been approved in all major countries of the world. At the moment, this does not yet apply to the products of Ioltech S.A. and its subsidiaries. Since Ioltech's sales activities have to date focussed on France and other European and Asian countries, the number of worldwide granted approvals for the products is lower as of today.

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ZEISS
CARL ZEISS MEDITEC

We want to create value sustainably as this is in the best interests of our customers, employees and shareholders.

Value-based management

The goal of our business activities is to create lasting and sustained value. For us, this ultimately means generating a certain "minimum return" on the equity and outside capital provided by investors. This requires that all areas of the Company – from development through distribution and sales to administration – focus on increasing the corporate value.

Carl Zeiss Meditec employs a value-based management approach based on Economic Value Added® (EVA®). EVA® is an internationally established control and management system that makes it possible to evaluate and align all strategic, operating and investment activities and decisions in the Company according to their contribution to increasing the Company's value. Accordingly, the Company's efficiency is indicated by its ability to continually increase its value by successfully employing its working capital. Finally, a growing, positive EVA® reflects the Company's ability to generate revenues through its business activities that exceed the cost of financing working capital.

Economic Value Added® is calculated by adjusting the earnings after taxes and before interest from operating activities for the costs required to finance working capital. Working capital comprises the entire capital tied

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20 Environmental protection
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22 Registrations and approval procedures
23 Value-based management

up in the operative business[5] Clearly, therefore, only those projects and business transactions that consistently generate at least their weighted average capital costs, help to enhance the Company's value as a going concern. For this reason, the working capital management system introduced at Carl Zeiss Meditec, for example, has an important value-enhancing function. This system is used to control and monitor inventories and trade accounts payable and receivable. The aim is to keep the relevant financing costs as low as possible and thus free up as much capital as possible to pursue value-enhancing investments. The diagram on the following page summarises the components of Economic Value Added® and gives a brief overview of the main options for enhancing this profit variable.

Carl Zeiss Meditec achieved an Economic Value Added® according to IFRS of € 12.7 million in the financial year 2005/2006.

The EVA® system implemented at Carl Zeiss Meditec documents that increasing the value of the Company long term is one of the main concerns of responsibility-based management. This strengthens the competitiveness of our Company and raises its growth prospects, which are equally attractive for both our employees and our shareholders.

5 Noncurrent and current assets, trade receivables and advance payments received

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Figure 3:
Factors that influence the EVA® and possibilities for increasing it


EVA®
=
–
×
1
Improve operating results of capital employed and thus profits from existing business
Performance
2
Growth through investments in projects with positive EVA® margin
Growth
3
Disposal/disinvestment of unproductive business assets or areas generating less profit than their capital costs
Portfolio Management
4
Reduction in capital cost by optimising capital structure

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Carl Zeiss Meditec in focus

A new dimension in medical technology

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In 2006 Carl Zeiss Meditec reached a very special milestone in the history of the Company. With the take-over of Carl Zeiss Surgical GmbH in Germany and Carl Zeiss Surgical, Inc. in USA (referred to together as "Carl Zeiss Surgical") we have progressed from a purely ophthalmology-oriented specialist into an integrated medical technology company. Carl Zeiss Meditec has joined the ranks of the world's leading suppliers of medical technology and is now one of the top three industry players listed at the Frankfurt Stock Exchange. The business segments of Carl Zeiss Meditec and Carl Zeiss Surgical complement each other perfectly. The competence of Carl Zeiss Surgical in ophthalmic surgery will enable us to strengthen our presence in the market for systems and equipment for the diagnosis, therapy and post-treatment of eye ailments. An emphasis is placed on the growth sector for the surgical treatment of cataracts. At the same time we will secure ourselves an excellent starting position for further expansion in neuro/ENT surgery. Our aim is to further improve treatment quality and efficiency for patients and doctors with a range of networked solutions. This dovetails perfectly with our goal of making an important contribution to better medical care for patients, ultimately reducing costs in health care.



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The business segments of Carl Zeiss Meditec and Carl Zeiss Surgical complement each other perfectly. In this way, we are securing an outstanding starting position for our successful future development – for example, in ophthalmic surgery.

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The acquisition is a logical step that continues the successful expansion course of the past. On the basis of organic growth above market development and supplemented by acquisitions, with a market share of about 17% Carl Zeiss Meditec has achieved market leadership in systems and devices for ophthalmology. The take-over of Ioltech S.A. has also opened up the market segment for implants and consumables for ophthalmology. Although our 2% market share is still relatively low here, the acquisition represents a sound basis for further growth. Carl Zeiss Surgical also occupies a prominent position within its respective markets. It is the No. 1 in the global market for surgical microscopes which are required in various microsurgical disciplines. In ophthalmic surgery Carl Zeiss Surgical holds a market share of over 40%, in neuro/ENT surgery the figure even exceeds 50%.

We have consistently pursued the merger of the two companies under the roof of Carl Zeiss Meditec. In January 2006 we announced the proposed merger; at the AGM in March 2006 it received the approval of the majority of shareholders, but due a lawsuit filed by eight shareholders representing little more than 200 shares it was delayed by several months. At the beginning of November 2006 the merger was finally completed.

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In the area of neuro/ENT surgery, we also want to significantly expand our market and competitive position. Here again, networked solutions will further improve the treatment quality and efficiency for both doctors and patients.

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Clear strategic alignment

However, when two leading companies in their respective markets combine, it is more than just a matter of size. A company can only be successful if it secures the confidence of its customers every single day. This is precisely the goal of the acquisition. In ophthalmology, and particularly in ophthalmic surgery, the combined product portfolio procures an outstanding position. Carl Zeiss Meditec's goal is to cover the entire value chain in cataract treatments from diagnosis through to operation and aftercare. Whereas the main role played by Carl Zeiss Meditec's systems and devices is in diagnosis and aftercare, intraocular lenses are required during surgery. At this point surgical microscopes come into play.

A comprehensive and optimally coordinated product portfolio – precision from diagnosis through therapy to post-cataract treatment – ensures the successful treatment of cataracts

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They are used during surgery and ideally complement our range of products. As a result, Carl Zeiss Meditec will be able to offer a complete range of solutions for the treatment of cataracts. In addition, we are consequently pursuing projects that aim at interlinking and integrating individual devices: The more comprehensive a product portfolio for the management of disease is and the better the devices are synchronised with each other, the better the treatment results that can be achieved for patients and the more efficient and faster the treatment can be carried out. A major step towards this goal is the automated exchange of data between the treatment stages.



IOLMaster® OPMI® VISU 140 XL Stativ® ZO

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The success story of Carl Zeiss Meditec over the last few years is now to be continued in the second core area of our business activities, neuro/ENT surgery. It is our goal to offer complete solutions for surgical treatments in the future. Our intention is to expand this field, hitherto focused primarily on surgical microscopes and visualisation solutions, to include further related market segments offering interesting growth opportunities. Here we are referring, in particular, to the surgical instruments employed in minimally invasive surgery. A further growth driver in neuro/ENT surgery will be the interlinking of devices and systems to cover the entire treatment chain.

But there are further aspects besides the growth potential resulting from the selective expansion of the product portfolio and available solutions. Efficiency gains are to be achieved through the company-wide coordination and focusing of research and development activities which now becomes possible. The speed of innovation is to be increase further. Additionally, the individual marketing teams are now under one management.

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This will make it easier to approach key customers, e.g. clinics, with our comprehensive portfolio of services and products. The new company size will also give Carl Zeiss Meditec a stronger service presence and enable it to offer better support to its customers. In addition, growth markets can be more intensively developed in the future by the Company's own sales and service units. Efficiency gains will be achieved in the internal processes of the new company, for instance in purchasing, or in approvals procedures where the know-how of the two globally operating units can be combined.

As already in the past, organic growth is to be accelerated by exploiting external growth options. With the cash component of the latest capital increase we have a further gross amount of about € 175 million in cash at our disposal.


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Strong position for the trends of the future

The acquisition of Carl Zeiss Surgical has placed Carl Zeiss Meditec in an optimum position for future developments in the health sector. We are focusing on three trends that have an exceptionally broad social and economic impact:

- Loss of mobility,
- Loss of vision and
- Loss of cognitive abilities.

These appear particularly with advancing age and are the result of a steadily increasing life expectancy. Overall, the number of old people is increasing significantly worldwide. Alone in Germany 11% of the population is today older than 70: in 2025 this figure will be 17%. In USA this share is expected to grow from 9 to 13%, in Japan from 12 to 22%. Growing numbers of people are thus reaching an age at which eye diseases, for example, become inevitable. One of the most frequently performed operations on human beings is for cataracts. The latter occurs in 10% of the 55-year-olds, whilst almost 30% of the 70-year-olds are afflicted. As the number of patients suffering from age-related disorders rises, so too will the demands placed on medical technology to counteract them.


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Our solution offerings address the major challenges in health care: loss of vision, loss of mobility and loss of cognitive abilities.

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The limits of scientific possibility in medical technology are continually being pushed back. However, as soon as a new battle has been won, the expectations of the doctors and patients rise correspondingly. The side-effects of surgery should be reduced to a minimum and convalescence times kept as short as possible. Such demands are met very well by minimally invasive surgery. It fulfils a number of criteria simultaneously.

Above all, patients benefit from shorter treatment times and less invasive operations. Surgeries become less painful and risky, the periods spent in hospital and in convalescence are reduced. This yields clear benefits in terms of quality of life. But it also relieves the strain on the health systems, in both the private and public sectors. The less invasive the operation and the shorter the recovery phase, the lower are the costs of the treatments. A further economic factor is also involved here: the sooner a patient can return in good health to his workplace, the lower the total costs incurred to the social security system.

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The fact that diseases, which were previously inoperable, or only at great risk, can now be carried out more effectively and with greater precision is also thanks to progress in medical technology. This applies to brain tumours, for instance, which, thanks to Carl Zeiss Surgical's modern visualisation techniques, can now be removed with precision and without damaging the surrounding healthy tissue.

The markets in which Carl Zeiss Meditec operates reflect this trend. Some of them are expanding by between 4 and 10% p.a.; in certain segments the growth rate is even higher. The stage is thus set for positive economic growth in the future.

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Our product portfolio – comprehensive and unique

Ophthalmology

Our products in the ophthalmology sector offer physicians integrated solutions for use in all phases of the disease from the diagnosis to treatment and aftercare. We refer to these solutions as disease management solutions. Our equipment and systems in this sector handle the diagnosis, progress monitoring, treatment and follow-up treatment of the four main ophthalmic syndromes. These are vision defects (refraction), cataract, glaucoma and retinal disorders. During an examination, physicians employ our diagnostic systems for imaging diagnosis. The surgical microscope and visualisation solutions support the physician during surgery, which may be performed with the aid of one of our laser systems. In addition, our product spectrum includes intraocular lenses and consumables for use in ophthalmic surgery.

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VISUCAM PRO NM

The innovative VISUCAM PRO NM fundus camera allows the fundus of the eye to be examined in minute detail without the need for pupil dilation using mydriatics.

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Neuro/ear, nose, throat surgery

In the field of neurosurgery we are the world's leading supplier of visualisation solutions and surgical microscopes. These are mainly used as support equipment for the removal of tumours as well as the treatment of vascular diseases and functional disorders. Further examples of use are the clinical treatment of accidents, nerve reconstruction and paediatric neurosurgery.

Surgical microscopes are the most important products in this field. They are basically used to illuminate and provide a magnified image of the surgical area. The performance spectrum of an ultramodern surgical microscope such as the Pentero® is, however, much broader. In conjunction with our software products, these systems are also capable of recording and saving image and video data or providing the physician with information from other sources, such as a navigation system. Furthermore, surgical microscopes can be used for intraoperative diagnostics. These microscopes have integrated fluorescence-assisted diagnostic technologies that give the surgeon a clearer view of, for example, the tumour edges, thus helping to increase the efficacy of surgery.

The products offered for neurosurgery can generally also be used in the field of spinal surgery. For the field of ENT surgery, Carl Zeiss Meditec markets surgical and examination microscopes and head-worn loupes. These devices enable the performance of surgery to maintain functions in the ear, nose and throat, such as myringotomy and ear ossicle reconstruction.

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The OPMI® Pentero® surgical microscope is used for neuro- and spinal surgery for the accurate display of micro structures of the tissue. The integration of unique technologies such as fluorescence diagnostics allows tumor borders, among other things, to be visualised in greater detail.

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Intraoperative radiation therapy

This term refers to a radiation therapy system for treating tumours during the operation. The minute dimensions of the radiation source enable it to be precisely positioned on the tumour. This procedure causes less discomfort to the patient and enables direct irradiation of any tumour cells which may remain in the tissue following surgery. The system is mainly used to treat breast cancer and brain tumours. It has been certified in Europe, Asia and the USA. However, verification of the longt-term success of the treatment method is still outstanding. This is currently being investigated in clinical studies.



More accurate and less harmful to the patient – thanks to intraoperative radiation therapy, any tumor cells possibly remaining in the tissue can be irradiated directly during the operation.

INTRABEAM® System

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Visualisation products for doctors in private practice

In addition to clinics, our customer group in the visualisation sector includes doctors in private practices in the fields of ENT medicine, dentistry and gynaecology. Based on the technologies of the other business segments, we can offer them instruments such as surgical and examination microscopes, magnifying loupe glasses, light sources and digital devices for recording and archiving visual data.



Our visualisation products for dentists or ophthalmologists in private practices, for example, meet the most stringent quality demands

OPMI® PROergo

MediLive® MindStream™

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Good perspective for further growth

- In the field of ophthalmology we supply solutions for comprehensive disease management. Customers and physicians benefit equally from more efficient and even better treatment.
- With neuro/ENT surgery we are opening up a further growth sector. Building on our leading position in surgical microscopes and visualisation solutions, we now propose to advance to the position of a solutions provider for neuro/ENT surgery.
- The bundling of our research and development activities will accelerate the introduction of product innovations. In this way we will be extending our innovation and technology leadership.
- A coordinated market presence and enhanced market perception will assist in unleashing additional sales potential.

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For us, the "ZEISS" brand is both a commitment and incitement to top performance – today and in the future.

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Glossary of technical terms

Additional terms and definitions can be found in the glossary provided in the book "Facts and figures – financial year 2005/2006".

AMD
Abbreviation for "Age-related macular degeneration"

Retinal disease of the area of maximum visual acuity (macula) which leads to the loss of central vision.

Most common cause of age-related blindness in industrialised countries.

Glaucoma
Ophthalmic disease which leads to restriction of the field of vision, often caused by increased ocular pressure;

Second most common cause of blindness in industrialised countries

Ear, nose and throat surgery
Abbreviation: "ENT surgery"
Also: otolaryngology

Medical field concerned with the recognition and surgical treatment of diseases, injuries, malformation and malfunction in the entire head and neck zone

Humphrey® Field Analyzer
System for static and kinetic measurement of the visual field for assistance with glaucoma diagnosis

IOL
Abbreviation for "Intraocular lens"

Synthetic lens to replace the natural lens of the eye, used in cataract surgery.

IOLMaster®
Device for accurate and efficient non-contact measurement of the eye and calculation of the required intraocular lens prior to cataract surgery

Intraoperative radiation therapy
Abbreviation for "IORT"

In intraoperative radiation the exposed target volume (tumour/tumour bed) during surgery is subjected to even radiation.

Intraoperative radiation therapy permits the application of extremely high individual doses to tumours or a tumour bed, significantly improving local tumour control.

When only the surgically exposed target volume is subjected to direct radiation treatment, damage to healthy tissue is minimised.

Cataract
Deterioration of vision through opacity of the lens

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Most common cause of blindness worldwide; typical disease among the elderly.

MEL 80™
Laser for fast and accurate treatment of vision defects (refractive errors)

Neurosurgery
Medical field concerned with the recognition and surgical treatment if diseases, injuries and malformation of the central nerve system (brain, spinal cord, peripheral nerves)

OPMI® Pentero®
Unique surgical microscope for neuro- and spinal surgery for the accurate display of diseased tissue, e.g. brain tumours and vascular diseases.

Pioneering technologies, e.g. fluorescence, that have been integrated for the first time in a surgical microscope, provide considerably more protection for the patient.

STRATUSOCT™
Diagnostic system for examining the structure of the fundus (e.g. for the early diagnosis of glaucoma and other serious ophthalmic diseases)

Tumor
Also: tumescence or swelling

In medicine, general term for a build-up of tissue

In a narrower sense it refers to benign (non-metastasising) or malignant (cancerous, uncontrolled rapid growth and formation of metastases) tissue growth which must be treated by various surgical methods, depending on position and size.

VISUCAM^PRO NM™
Innovative fundus camera that enables the fundus of the eye to be examined in minute detail, without using mydriatics to dilate the pupils.

Index

A
Age-related macular degeneration (abbr. "AMD") 5
American Academy of Ophthalmology (abbr. "AAO") 4, 7
Annual General Meeting ..... 4f.
Approvals (cf. registrations) ..... 21f.
Approval procedure 18, 22, 35

C
Cataract 3ff., 15, 33, 40, 48

E
Economic Value Added® (abbr.: "EVA®") ..... 23f.
Employees (cf. staff or personnel) ..... 5, 8, 10f., 19, 23f.
Eye diseases 36

G
Glaucoma 3, 17f., 40

I
Intraocular lens (abbr. "IOL") 6, 40
Intraoperative radiation therapy 3, 44
Ioltech S.A. 6f., 21f., 30

L
Laser 6f., 18, 22, 40

M
MEL 80™ 6, 22

N
Neuro/ear, nose, throat surgery 4, 28, 30, 34, 42, 46
  Market of the ~ ..... 3f.

O
Ophthalmic surgery 3f., 28, 30, 32, 40
Ophthalmology 3ff., 18, 28, 32, 40, 46
  Trend/drivers in ~ 36

P Pentero ... 42f.
Personnel (cf. staff or employees) ... 5, 8, 10f., 19, 23f.
~ structure ... 10
Products ... 3, 7f., 11, 20f., 33, 35, 40, 42, 45

Q Quality management ... 10, 21f.

R Registrations (cf. approvals) ... 21f.
Research and development ... 10, 34, 46
Retina ... 3, 40, 48
Retinal disorders ... 3, 40

S Staff (cf. employees, personnel) ... 5, 8, 10f., 19, 23f.
STRATUSOCT™ ... 49
Surgery
Cataract ~ ... 4, 7, 18, 48
Ophthalmic ~ ... 3f., 28, 30, 32, 40
Refractive ~ ... 6
Neuro- ~ ... 42

V VISANTEOCT™ ... 4
VISION 2020 ... 4ff.
VISUCAM PRO NM™ ... 4, 41


Content
„Facts and figures"

Printed in Germany 12/2006
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
07745 Jena
Germany

Phone: +49 36 41 22 01 15
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir